EXHIBIT 2.1

ACQUISITION AGREEMENT

dated as of September 3, 2006

by and among

PINNACLE ENTERTAINMENT, INC.,

ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC.,

ACE GAMING, LLC,

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP,

AREP BOARDWALK PROPERTIES LLC,

PSW PROPERTIES LLC,

AREH MLK LLC

and

MITRE ASSOCIATES LLC

SCHEDULES

Schedule I	Ownership of Interests
Schedule II	Illustrative Calculation of ACE Closing Price Adjustment
Schedule III(a)	Resignations of Directors, Officers and Managers of ACE Lo and Brighton Park Maintenance Corp.
Schedule III(b)	List of Managers, Officers and Directors of AREH Subs
Schedule IV	Assumed ACE Lo Contracts
Schedule V	Assumed AREH Subs Contracts
Schedule 2.1(b)(i)(A)(IV)	Certain Prepaid Expenses
Schedule 2.1(b)(v)	Contractual Severance Obligations
Schedule 2.1(b)(xii)	EBITDA Bonuses
Schedule 2.4	Permitted Investments of GB Indemnification Escrow Amount
Schedule 9.2(a)(i)(B)	List of Casino Employees Required to Sign NDAs
Schedule 9.2(a)(i)(J)	Permitted Related Party Contracts
Schedule 9.2(a)(ii)(F)	Permitted Salary Increases
Schedule 9.19	Purchase Price Allocation
Schedule 9.28(c)	Stay-Put Casino Employees

EXHIBITS

Exhibit A	Legal Description of Casino Land
Exhibit B	Legal Description of Traymore Land
Exhibit C	Legal Description of MLK Land
Exhibit D	Legal Description of Restaurant Land
Exhibit E	Form of Deposit Escrow Agreement
Exhibit F	Form of GB Indemnification Escrow Agreement
Exhibit G-1	Form of ACE Closing Payment Escrow Agreement
Exhibit G-1	Form of AREH Closing Payment Escrow Agreement
Exhibit H-1	ACE Real Property Preliminary Certifications and Reports
Exhibit H-2	Adjacent Real Property Preliminary Certifications and Reports
Exhibit I-1	Form of ACE Real Property Pro Forma Title Policies
Exhibit I-2	Form of Adjacent Real Property Pro Forma Title Policies
Exhibit J	Form of ACE Lo Promissory Note
Exhibit K	Form of Press Release Excerpt
Exhibit L	Form of Closing Condition Escrow Agreement

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT (this “Agreement”) is made and entered into as of September 3, 2006, by and among Pinnacle Entertainment, Inc., a Delaware corporation (“Buyer”), Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation (“ACE Hi”), ACE Gaming, LLC, a New Jersey limited liability company and wholly-owned subsidiary of ACE Hi (“ACE Lo” and, together with ACE Hi, the “ACE Selling Parties”), American Real Estate Holdings Limited Partnership, a Delaware limited partnership (“AREH” and, together with ACE Hi, each a “Seller” and collectively, the “Sellers”), AREP Boardwalk Properties LLC, a Delaware limited liability company (“Boardwalk”), PSW Properties LLC, a Delaware limited liability company (“MLK I”), AREH MLK LLC, a Delaware limited liability company (“MLK II”), Mitre Associates LLC, a Delaware limited liability company (“MLK III” and, together with MLK I and MLK II, the “MLK Entities” and, together with Boardwalk, the “AREH Subs” and, together with ACE Lo, each a “Company” and collectively, the “Companies”; AREH and the AREH Subs are collectively referred to as the “AREH Selling Parties” and, together with the ACE Selling Parties, each a “Selling Party” and collectively, the “Selling Parties”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth or referenced in Section 13.1 hereof.

WHEREAS, ACE Hi owns 100% of the issued and outstanding membership interests (the “ACE Lo Equity Interests”) in ACE Lo.

WHEREAS, ACE Lo is the owner of certain real estate situated in the City of Atlantic City, State of New Jersey, more particularly described on Exhibit A attached hereto and incorporated herein by reference (the “Casino Land” which, together with the Improvements now or hereafter located thereon, shall be deemed part of the Casino Property), and owns and operates a casino and hotel commonly known as The Sands Hotel & Casino in Atlantic City at the Casino Property (the “Casino Business”);

WHEREAS, AREH directly or indirectly owns or controls 100% of the issued and outstanding membership interests (the “AREH Subs Equity Interests” and, together with the ACE Lo Equity Interests, the “Interests”) in the AREH Subs.

WHEREAS, Boardwalk is the owner of certain real estate situated in the City of Atlantic City, State of New Jersey (commonly known as the Traymore site), more particularly described on Exhibit B attached hereto and incorporated herein by reference (the “Traymore Land” and, together with the Improvements now or hereafter located thereon, the “Traymore Site”);

WHEREAS, the MLK Entities are the owners of certain real estate situated in the City of Atlantic City, State of New Jersey adjacent to or in the vicinity of the Casino Land, more particularly described on Exhibit C attached hereto and incorporated herein by reference (the “MLK Land” and, together with the Traymore Land, the “Adjacent Land”; the MLK Land, together with the Improvements now or hereafter located thereon, is referred to as the “MLK Properties” and, together with the Traymore Site, shall be deemed part of the Adjacent Properties);

WHEREAS, MLK III is party to an agreement (the “Restaurant Purchase Agreement”) to purchase (the “Restaurant Purchase”) certain real estate in the City of Atlantic City, State of New Jersey adjacent to the Casino Property (commonly known as the Poseidon Restaurant), more particularly described on Exhibit D attached hereto and incorporated herein by reference (the “Restaurant Land” and, together with the Improvements now or hereafter located thereon, the “Restaurant Site”);

WHEREAS, following consummation of the Restaurant Purchase, for all purposes of this Agreement: (i) the Restaurant Land will be deemed to be a part of the Adjacent Land, (ii) the Restaurant Site will be deemed to be a part of the Adjacent Properties, and (iii) the Adjacent Properties, together with the Casino Property, shall each be referred to herein as a “Property” and collectively, as the “Properties”;

WHEREAS, Buyer and Sellers acknowledge and agree that it is the intention of the parties that, on the terms and subject to the conditions set forth in this Agreement, Buyer will acquire (a) the ACE Lo Equity Interests (the “ACE Lo Purchase”) from ACE Hi and (b) the AREH Subs Equity Interests (the “AREH Subs Purchase” and, together with the ACE Lo Purchase, the “Purchase”) from AREH; and

WHEREAS, in order to facilitate Buyer’s construction of a new casino facility at the Properties, Buyer has required that the ACE Selling Parties give the required notice under the WARN Act and proceed towards a shutdown of the Casino Business.

NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I

PURCHASE AND SALE OF INTERESTS; CLOSING

Section 1.1 Purchase and Sale of Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, each Seller agrees that it will sell, convey, assign and transfer to Buyer, and Buyer shall purchase and accept from such Seller, the Interests set forth opposite such Seller’s name on Schedule I attached hereto.

Section 1.2 Closing. Unless this Agreement is earlier terminated pursuant to ARTICLE XI hereof, the closing of the transactions contemplated by this Agreement, including the purchase and sale of the Interests (the “Closing”), shall take place at 9:00 a.m., New York time, at the offices of Katten Muchin Rosenman LLP, on the fifth (5th) business day immediately following satisfaction of the required notice period under the WARN Act; provided that, if the other conditions to Closing set forth in ARTICLE X shall have not been satisfied or waived at such time (other than those conditions to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at such time), then the parties shall use commercially reasonable efforts to cause the remaining conditions to be satisfied or waived and the Closing to occur as soon as reasonably practicable thereafter. The date upon which the Closing shall occur is sometimes referred to in this Agreement as the “Closing Date.”

ARTICLE II

PURCHASE PRICE

Section 2.1 Purchase and Sale of ACE Lo Equity Interests.

(a) (i) At the Closing, subject to the terms and conditions set forth herein, Buyer shall pay to ACE Hi, in consideration of its purchase of the ACE Lo Equity Interests, $250,000,000 minus the Traymore Price (the “Initial ACE Purchase Price”), it being expressly agreed and understood that although ACE Lo has an option to purchase the Boardwalk Equity Interests pursuant to the Traymore Call Agreement, Buyer shall purchase the Boardwalk Equity Interests directly from AREH pursuant to Section 2.2. The Initial ACE Purchase Price shall be adjusted pursuant to Section 2.7 of this Agreement (the “Closing ACE Purchase Price”).

(ii) If applicable, at the Closing, Buyer shall make the payments to ACE Hi as set forth in Section 9.16 and Section 9.24. If the events referred to in Section 9.16 and Section 9.24 have not occurred by the Closing, those payments will be made following the Closing along with any other post-Closing payments required under this Agreement.

(b) For purposes of this Agreement, the term:

(i) “ACE Closing Price Adjustment” means the result of

(A)	the sum of the following assets of ACE Lo, calculated in accordance with GAAP consistently applied (except to the extent that a different methodology is specified in this Agreement), as of the Measurement Date:

(I)	cash and cash equivalents;

(II)	Accounts Receivable;

(III)	Inventory;

(IV)	prepaid expenses (other than prepaid real and personal property Taxes) of the Casino Business, to the extent they (x) relate to periods no more than ninety (90) calendar days following the Measurement Date or (y) are set forth on Schedule 2.1(b)(i)(A)(IV), to the extent of any remaining balances thereof as of the Measurement Date;

(V)	prepaid real and personal property Taxes and special assessments, if any, of ACE Lo related to the Casino Property that are attributable to periods on or after the Measurement Date; and

(VI)	refundable deposits under ACE Material Contracts (including insurance and utility deposits), minus

(B)	the sum of the following liabilities of ACE Lo, calculated in accordance with GAAP consistently applied (except to the extent that a different methodology is specified in this Agreement), as of the Measurement Date:

(I)	accounts payable;

(II)	accrued expenses (including, without limitation, accruals for medical claims and general liability claims in accordance with past practice);

(III)	unpaid real and personal property Taxes and special assessments, if any, of ACE Lo related to the Casino Property that are attributable to periods up to, but not including, the Measurement Date;

(IV)	accrued salary, bonus, commissions and other payroll and related expenses that are attributable to periods up to, but not including, the Measurement Date;

(V)	Notes Payable;

(VI)	Gaming Liabilities;

(VII)	Agreed Interim Amount; and

(VIII)	Advance Room Deposits.

For clarity, (x) if the ACE Closing Price Adjustment is greater than zero (i.e., a positive number), the Initial ACE Purchase Price will be increased by such amount and (y) if the ACE Closing Price Adjustment is less than zero (i.e., a negative number), the Initial ACE Purchase Price will be reduced by such amount.

(ii) “ACE Hi NJSEA Payment” means the result of (A) ACE Lo’s proportionate share of the cash payment due on October 15, 2006 to the NJSEA in respect of the twelve (12) months ended June 30, 2006, calculated in accordance with Section 1 of the Grant and Donations Agreement (the “2006 NJSEA Payment”), multiplied by (B) the ratio (the “ACE Hi NJSEA Ratio”) equal to (I) the gross gaming revenues of ACE Lo for the period from July 1, 2006 through the Measurement Date, divided by (II) the gross gaming revenues of ACE Lo for the period from July 1, 2006 through the Closing Date.

(iii) “Agreed Interim Amount” means Forty Thousand Dollars ($40,000).

(iv) “Initial Amount” means Ten Million Dollars ($10,000,000).

(v) “Agreed Severance Amount” means the sum of (A) the amount of ACE Lo’s contractual severance obligations to the individuals listed on Schedule 2.1(b)(v)

attached hereto in the amounts provided for in the agreements or order listed on such Schedule 2.1(b)(v), plus (B) two (2) weeks salary (as proportionately adjusted for part-time status) for each non-union Casino Employee employed at the Casino Property immediately prior to the Closing, plus (C) the Agreed Stay-Put Bonuses described in Section 9.28(c) hereof, and plus (D) any payments due under the Casino Shutdown Plan.

(vi) “Casino Mansion Taxes” means the amount of “Mansion” Taxes payable pursuant to New Jersey Assembly Bill No. 4701 (ACS), as amended, with respect to the indirect transfer of the Casino Property from ACE Hi to Buyer pursuant to the ACE Lo Purchase.

(vii) “Certain Employee Liabilities” means, with respect to ACE Lo, (A) severance payments to the Casino Employees arising out of terminations by ACE Lo of employment of Casino Employees before the Measurement Date, (B) severance payments to Casino Employees arising out of terminations of employment of Casino Employees on or after the Measurement Date and through the Closing Date, to the extent that such severance amounts paid or committed to be paid to such Casino Employees exceed the Agreed Severance Amount, (C) payments to Casino Employees in respect of vacation accrued through the Measurement Date and (D) the EBITDA Bonuses. Certain Employee Liabilities do not include any payments required to be made under the WARN Act or the Casino Shutdown Plan; it being agreed that any such WARN Act payments and payments to be made pursuant to the Casino Shutdown Plan, if any, shall be the sole responsibility of Buyer.

(viii) “Comp Points Liability” means the estimated liability of the food and beverage and gift certificates which ACE Lo is obligated to provide to customers in respect of “comp” points awarded to such customers in the ordinary course of the Casino Business. The estimated liability is calculated using a discount factor and expiration factor applied to total points earned. The expiration factor is based on historical redemption rates.

(ix) “CRDA Price” means Ten Million Six Hundred Forty-One Thousand Seven Hundred Thirty-Four Dollars ($10,641,734).

(x) “Deposit Delay Increment” means the result of (I) One Million Dollars ($1,000,000) multiplied by the number of days between (A) the first (1st) business day after the date of this Agreement and (B) the date the Deposit is deposited with the Escrow Agent pursuant Section 2.3(a) hereof.

(xi) “Discharged ACE Indemnified Liabilities” means any ACE Indemnified Liabilities paid or discharged by ACE Lo in cash or otherwise through a reduction of ACE Lo’s assets during the Measurement Period.

(xii) “EBITDA Bonuses” means bonuses payable to Casino Employees pursuant to the American Casino & Entertainment Properties LLC & Atlantic Coast Entertainment Holdings, Inc. Management Plan effective January 1, 2005, as revised January 10, 2006, which are set forth on Schedule 2.1(b)(xii), to the extent required to be paid under such plan.

(xiii) “Estimated ACE Closing Price Adjustment” means the estimate of the ACE Closing Price Adjustment determined pursuant to Section 2.5(a) hereof.

(xiv) “Estimated ACE Hi NJSEA Payment” means the estimate of the ACE Hi NJSEA Payment determined pursuant to Section 2.5(a) hereof.

(xv) “Estimated Casino Mansion Taxes” means the estimate of the Casino Mansion Tax determined pursuant to Section 2.5(a) hereof.

(xvi) “Estimated Certain Employee Liabilities” means the estimate of the Certain Employee Liabilities determined pursuant to Section 2.5(a) hereof.

(xvii) “Estimated Multiemployer Plan Liabilities” means Four Million Four Hundred Thousand Dollars ($4,400,000).

(xviii) “Gaming Liabilities” means the following gaming-related liabilities incurred in connection with the Casino Business: (A) the amount accrued on the meters of ACE Lo’s progressive slot machines and progressive Caribbean stud poker games (“Progressive Gaming Liabilities”), (B) liabilities for redemption of outstanding chips, keno tickets, wagers, ticket-in/ticket-out and other similar gaming liabilities at face value less discounts in accordance with past practice taken prior to June 30, 2006 (“Outstanding Chip & Ticket-In/Ticket-Out Liabilities”); and (C) unclaimed jackpot liabilities; provided that, the amounts in each of subclauses (A) – (C) above shall be adjusted downward to equal the amounts for which ACE Lo remains liable, which shall consist of (I) any amounts required to be paid into escrow (any such amounts, “Escrow Gaming Amounts”), and (II) any other amounts existing as of the Measurement Date for which ACE Lo remains liable after the Casino Shutdown, such adjustment to be determined following discussions among Buyer, ACE Hi and the New Jersey Casino Control Commission (such amounts, the “Required Gaming Liabilities”); provided, however, that to the extent that Required Gaming Liabilities include amounts accrued on meters on ACE Lo’s progressive slot machines required to be carried over to another meter when Buyer reopens a casino on the Properties, only one-half ( 1/2) of such amounts accrued on meters shall be included in Gaming Liabilities.

(xix) “Measurement Date” means 12:00:01 a.m. New York City time, on September 1, 2006.

(xx) “Measurement Period” means the period from and after the Measurement Date through the Closing.

(xxi) “Multiemployer Plan Liabilities” means, with respect to ACE Lo, obligations to Multiemployer Plans for delinquent contributions thereto as of the Measurement Date or on account of any withdrawal liability, determined as of the Measurement Date as if ACE Lo had incurred a complete or partial withdrawal event under Title IV of ERISA on such date.

(c) Schedule II attached hereto is an illustrative calculation of the ACE Closing Price Adjustment in Section 2.1(b)(i) in accordance with this Agreement, on the assumption that the Measurement Date occurred at 12:00:01 a.m. (New York time) on July 1, 2006.

Section 2.2 Purchase and Sale of AREH Subs Equity Interests.

(a) Subject to the terms and conditions set forth herein, the aggregate purchase price for the AREH Subs Equity Interests shall be equal to the result of clauses (i) through (iv) below (such amount, the “AREH Purchase Price” and, together with the Closing ACE Purchase Price, the “Purchase Price”):

(i) the Traymore Price plus the MLK Price (the “Base AREH Purchase Price”); plus

(ii) the Restaurant Purchase Price; minus

(iii) one-half ( 1/2) of the Adjacent Property Mansion Taxes; plus or minus

(iv) the AREH Subs Prorations.

(b) For purposes of this Agreement, the term:

(i) “Adjacent Property Mansion Taxes” means the amount of “Mansion” Taxes payable pursuant to New Jersey Assembly Bill No. 4701 (ACS), as amended, with respect to the indirect transfer of the Adjacent Properties from AREH to Buyer pursuant to the AREH Subs Purchase.

(ii) “AREH Subs Prorations” means the result of: (A) prepaid real and personal property Taxes and special assessments, if any, of the AREH Subs related to the Adjacent Properties that are attributable to periods on and after the Closing Date, plus (B) unamortized prepaid expenses of the AREH Subs under the Assumed AREH Sub Contracts as of the Closing Date, minus (C) unpaid utility charges for telephone, gas, electricity, sewer, water and other services of the AREH Subs for the current billing period prorated for the period up to, but not including, the Closing Date, minus (D) unpaid real and personal property Taxes and special assessments, if any, of the AREH Subs related to the Adjacent Properties that are attributable to periods up to, but not including, the Closing Date and that are to be paid by the AREH Subs or Buyer on or after the Closing Date; minus (E) accrued expenses under the Assumed AREH Sub Contracts attributable to periods prior to the Closing Date that are to be paid by the AREH Subs on or after the Closing Date; and minus (F) payments of rent and deposits received under the Assumed Leases attributable to periods on or after the Closing Date.

For clarity, (x) if the AREH Subs Proration is greater than zero (i.e., a positive number), the AREH Purchase Price will be increased by such amount and (y) if the AREH Subs Proration is less than zero (i.e., a negative number), the AREH Purchase Price will be reduced by such amount.

(iii) “Estimated AREH Subs Prorations” means the good faith estimate of the AREH Subs Prorations pursuant to Section 2.6(b) hereof.

(iv) “Estimated Adjacent Property Mansion Taxes” means the good faith estimate of the Adjacent Property Mansion Taxes pursuant to Section 2.6(b) hereof.

(v) “MLK Price” means (A) Five Million Seven Hundred Eighty-Five Thousand Dollars ($5,785,000), plus the out-of-pocket costs and expenses (including transfer or similar Taxes, if any) actually paid by AREH or its Affiliates for the MLK Properties minus the (B) MLK Indebtedness.

(vi) “Restaurant Purchase Price” means either (A) Five Million One Hundred Thousand Dollars ($5,100,000), plus the out-of-pocket costs and expenses (including transfer or similar Taxes, if any) actually paid by AREH or its Affiliates in connection with the Restaurant Purchase (such costs and expenses, the “Restaurant Costs”), in the event that the closing of the Restaurant Purchase occurs prior to the Closing or (B) Two Hundred Thousand Dollars ($200,000), representing the deposit actually paid by AREH or its Affiliates under the purchase agreement for the Restaurant Site, plus the Restaurant Costs, in the event the closing of the Restaurant Purchase does not occur prior to the Closing.

Section 2.3 Deposit.

(a) On the first (1st) business day following the execution of this Agreement, Buyer shall deposit Fifty Million Dollars ($50,000,000) (as such amount may be adjusted pursuant to Section 9.1(d) or Section 9.4(b) hereof, the “Deposit”) with the Escrow Agent pursuant to an escrow agreement substantially in the form attached hereto as Exhibit E (the “Deposit Escrow Agreement”) executed and delivered by each of ACE Hi, Buyer and the Escrow Agent. Buyer and ACE Hi hereby acknowledge and agree that upon the Closing or any termination of this Agreement, any interest earned on the Deposit shall accrue for the benefit of and be paid to Buyer. In the event that the required amount of the Deposit is reduced or eliminated in accordance with Section 9.4(b) hereof, Buyer shall deliver written notice of such reduction to the Escrow Agent and such reduced amount, together with any interest accrued thereon shall be promptly released from the escrow under the Deposit Escrow Agreement (the “Deposit Escrow”) by the Escrow Agent and paid to Buyer pursuant to this Section 2.3(a) and the Deposit Escrow Agreement.

(b) Prior to the Closing Date, Buyer and ACE Hi acknowledge and agree that Buyer shall be entitled to quarterly distributions of one-half ( 1/2) of all accrued interest on the Deposit Escrow Amount, which shall be distributed by the Escrow Agent to Buyer within ten (10) business days after the end of each calendar quarter pursuant to the Deposit Escrow Agreement and this Section 2.4(c). Interest earned on the Deposit shall be included in income by Buyer for Income Tax purposes.

(c) At the Closing, the Deposit (without giving effect to the interest earned thereon) shall be released to ACE Hi and the amount so released shall be credited against the Closing ACE Purchase Price and deducted from the ACE Closing Payment pursuant to Section

2.5(c)(xii) hereof, and Buyer and ACE Hi shall deliver written instructions to the Escrow Agent to (i) release from the Deposit Escrow and pay to ACE Hi the Deposit and (ii) release from the Deposit Escrow and pay to Buyer any interest earned on the Deposit, all pursuant to this Section 2.3(c) and the Deposit Escrow Agreement.

(d) Upon any termination of this Agreement, (i) the Deposit (without giving effect to the interest earned thereon) shall be released from the Deposit Escrow and paid by the Escrow Agent to Buyer or ACE Hi, as applicable, pursuant to Section 11.2(b) hereof and the terms of the Deposit Escrow Agreement and (ii) any interest earned on the Deposit shall be released from the Deposit Escrow and paid by the Escrow Agent to Buyer pursuant to Section 11.2(b) hereof and the terms of the Deposit Escrow Agreement.

(e) Buyer and ACE Hi agree to execute and be bound by such other reasonable and customary escrow instructions as may be necessary or reasonably required by the Escrow Agent or the parties hereto in order to distribute and pay the funds held in the Deposit Escrow as provided in this Section 2.3 and the Deposit Escrow Agreement. In the event of any inconsistency between the terms and provisions of such supplemental escrow instructions and the terms and provisions of this Agreement, or any inconsistency between the terms and provisions of the Deposit Escrow Agreement and the terms and provisions of this Agreement, the terms and provisions of this Agreement shall control, absent an express written agreement between Buyer and ACE Hi to the contrary which acknowledges this Section 2.3(e).

Section 2.4 GB Indemnification Escrow Amount. At Closing, ACE Hi shall deposit with the Escrow Agent a portion of the ACE Closing Payment equal to Fifty Million Dollars ($50,000,000) (as such amount may be adjusted pursuant to Section 2.4(c) hereof, the “GB Indemnification Escrow Amount”) pursuant to an escrow agreement substantially in the form attached hereto as Exhibit F (the “GB Indemnification Escrow Agreement”) executed and delivered by each of ACE Hi, Buyer and the Escrow Agent, which shall be held in a segregated escrow account (the “GB Indemnification Escrow”) invested in accordance with Schedule 2.4 attached hereto pending the date of the satisfaction of the Holdback Condition (such date, the “GB Date”). ACE Hi shall be solely responsible for payment of all Taxes with respect to any interest or income earned on or dividends paid with respect to the GB Indemnification Escrow Amount. Pursuant to the GB Indemnification Escrow Agreement and this Section 2.4, the GB Indemnification Escrow Amount shall be released by the Escrow Agent as follows:

(a) Upon satisfaction of Holdback Condition: (x) ACE Hi shall be entitled to receive all of the GB Indemnification Escrow Amount (reduced by any amounts payable pursuant to Section 2.4(b) below), together with any interest or income earned thereon or dividends paid with respect thereto; and (y) Buyer shall deliver written instructions to the Escrow Agent to release from the GB Indemnification Escrow and pay to ACE Hi all of the GB Indemnification Escrow Amount (reduced by any amounts payable pursuant to Section 2.4(b) below), together with any interest or income earned thereon or dividends paid with respect thereto, pursuant to this Section 2.4(a) and the GB Indemnification Escrow Agreement, and the GB Indemnification Escrow Agreement shall provide that the Escrow Agent shall release such amount to ACE Hi upon the earlier of: (i) receipt of such notice from Buyer; or (ii) receipt of a final non-appealable order of a court of competent jurisdiction declaring that the Holdback Condition has been satisfied.

(b) In the event that Buyer or any other Indemnified Party is entitled to indemnification pursuant to Section 12.2(a)(iv) or (v) or 12.2(b)(iv) or (v) hereof for Losses arising with respect to any GB Claims and/or GB Resale Payment and ACE Hi has not timely and properly indemnified Buyer or such other Indemnified Party for such Losses pursuant to Section 12.6 hereof: (x) Buyer or such other Indemnified Party shall be entitled to receive the sum equal to such Losses from the GB Indemnification Escrow; (y) ACE Hi shall deliver written instructions to the Escrow Agent to release from the GB Indemnification Escrow and pay to Buyer the full amounts of such Losses (or, if less, the full amount held in the GB Indemnification Escrow), and (z) the GB Indemnification Escrow Agreement shall provide that the Escrow Agent shall release such amount to Buyer or such other Indemnified Party upon the earlier of: (i) receipt of such notice from ACE Hi; or (ii) receipt of a final non-appealable order of a court of competent jurisdiction declaring that Buyer or such other Indemnified Party is entitled to such indemnification in such amount pursuant to Section 12.2(a)(iv) or (v) or 12.2(b)(iv) or (v) hereof for Losses arising with respect to any GB Claims.

(c) Prior to the GB Date, Buyer and ACE Hi acknowledge and agree that (i) ACE Hi shall be entitled to quarterly distributions of one-half ( 1/2) of all accrued interest on the GB Indemnification Escrow Amount, which shall be distributed by the Escrow Agent to ACE Hi within ten (10) business days after the end of each calendar quarter pursuant to the GB Indemnification Escrow Agreement and this Section 2.4(c), (ii) in the event that the net asset value of the GB Indemnification Escrow Amount (determined in accordance with the procedures set forth on Schedule 2.4) shall increase to an amount in excess of Sixty Million Dollars ($60,000,000), the Escrow Agent shall, within five (5) business days after receipt of written instructions from ACE Hi following such increase, release from the GB Indemnification Escrow and pay to ACE Hi any amounts held in the GB Indemnification Escrow in excess of Fifty Million Dollars ($50,000,000), and (iii) in the event that the net asset value of the GB Indemnification Escrow Amount shall decrease to an amount less than Forty Million Dollars ($40,000,000), ACE Hi shall, within five (5) business days after such shortfall, promptly deposit into the GB Indemnification Escrow an amount equal to the amount of such shortfall in order to cause the GB Indemnification Escrow Amount to be equal to Fifty Million Dollars ($50,000,000).

(d) If, at any time

(i) the Holdback Condition shall not have been satisfied,

(ii) either Seller, any of their Affiliates, the Companies, Buyer or any other Indemnified Party shall have suffered an adverse judgment (the “GB Judgment”) in any trial court proceeding or an adverse determination in any appellate court review (other than any appellate court determination that remands the case to a trial court for further proceedings) respecting the GB Claims,

(iii) Buyer shall be attempting in good faith to obtain development financing for the redevelopment of the Casino Land and/or the Traymore Land and the chief executive officer of Buyer shall have certified in a sworn affidavit, under penalty of perjury, that, in his good faith judgment and after consultation with Buyer’s potential financing sources or arrangers, Buyer would be unable to obtain such development financing or such development financing would be more expensive due to the existence of the GB Claims, and

(iv) two (2) years shall have passed from the Closing Date,

then Buyer can make a written demand on ACE Hi to settle the GB Judgment within thirty (30) days of such demand. In the event that the GB Judgment has not been satisfied at the end of such thirty (30)-day period, Buyer shall have the right (A) to settle the GB Judgment so long as Buyer shall obtain full and complete releases in favor of Buyer and all other Indemnified Parties, Seller, AREP and its Affiliates, GB, and all of the officers, directors, employees, attorneys and agents of the foregoing with respect to all matter asserted or that could have been asserted in the legal actions resulting in the GB Judgment, (B) to deliver written instructions to the Escrow Agent to release all or a portion of the GB Indemnification Escrow Amount from escrow and pay to the GB Parties amounts sufficient to satisfy the settlement described in preceding subclause (A), and (C) to tender an indemnity claim pursuant to ARTICLE XII hereof for any amounts in excess of the GB Indemnification Escrow Amount that are required to be paid to the GB Parties in settlement of the GB Judgment; provided however, that no amounts shall be released from the GB Indemnification Escrow to the GB Parties pursuant to this Section 2.4(d) if Buyer shall have actually obtained development financing for the redevelopment of the Casino Land and the Traymore Land without conditions or restrictions that relate to the satisfaction of the GB Claims. If the foregoing results in the satisfaction of the Holdback Condition, Buyer shall deliver written instructions to the Escrow Agent to release from the GB Indemnification Escrow and pay to ACE Hi any remaining amounts in the GB Indemnification Escrow, if any, pursuant to this Section 2.4(d) and the GB Indemnification Escrow Agreement.

Section 2.5 ACE Closing Payment.

(a) At least five (5) business days prior to the Closing Date, ACE Hi shall deliver to Buyer a closing statement (the “Preliminary ACE Closing Schedule”) setting forth ACE Hi’s determination of (i) the Estimated ACE Closing Price Adjustment, (ii) the Estimated Certain Employee Liabilities, (iii) the Discharged ACE Indemnified Liabilities, (iv) the Estimated Casino Mansion Taxes, (v) the Estimated ACE Hi NJSEA Payment and (vi) a calculation of the ACE Closing Payment, set forth in reasonable detail. The Preliminary ACE Closing Schedule (and each component thereof) shall be prepared in accordance with the provisions of this Agreement and on a basis consistent with the methodology set forth on Schedule II, and shall be accompanied by reasonably sufficient back-up or supporting data used in the preparation of the Preliminary ACE Closing Schedule as is sufficient to reflect how ACE Hi made such determinations and calculations. ACE Hi shall give Buyer reasonable prior written notice of any cash counts and physical inventories that will be taken by ACE Hi as of 5:59:59 a.m. on September 1, 2006, in connection with its preparation of the Preliminary ACE Closing Schedule. Notwithstanding any provision of this Agreement to the contrary, Buyer shall, subject to applicable Gaming Laws, if any, be permitted to have a representative of Buyer present to observe such cash counts and physical inventories. Buyer and ACE Hi each shall bear its own expenses in the preparation and review of the Preliminary ACE Closing Schedule.

(b) If Buyer shall disagree with any calculations set forth in the Preliminary ACE Closing Schedule or ACE Hi’s determination of the ACE Closing Payment, it shall notify ACE

Hi of such disagreement in writing within two (2) business days after its receipt of the Preliminary ACE Closing Schedule, which notice shall set forth in reasonable detail the particulars of such disagreement and Buyer’s estimate of the ACE Closing Payment. In the event that Buyer provides no such notice of disagreement within such two (2) business day period, ACE Hi’s estimate of the ACE Closing Payment shall be deemed the “ACE Closing Payment.” If, however, Buyer provides a timely notice of disagreement to ACE Hi, Buyer and ACE Hi shall use their commercially reasonable efforts for a period of two (2) business days to resolve any disagreements with respect to the Preliminary ACE Closing Schedule and the calculation of the ACE Closing Payment for purposes of the Closing. If, at the end of such period, Buyer and ACE Hi are unable to resolve such disagreements, (i) ACE Hi’s estimate of the ACE Closing Payment shall be deemed the “ACE Closing Payment” for purposes of the Closing, and (ii) ACE Hi shall promptly deposit the difference between Buyer’s estimate of the ACE Closing Payment and the ACE Closing Payment into an interest-bearing escrow account with the Escrow Agent (the “ACE Closing Payment Escrow”), to be disbursed to Buyer or ACE Hi following the Closing in accordance with Section 2.7 and an escrow agreement substantially in the form attached hereto as Exhibit G-1 (the “ACE Closing Payment Escrow Agreement”) executed and delivered by each of ACE Hi, Buyer and the Escrow Agent. ACE Hi and Buyer shall each bear their own expenses in the preparation and review of the Preliminary ACE Closing Schedule.

(c) The “ACE Closing Payment” shall be a cash amount equal to the sum of:

(i) the Initial ACE Purchase Price; plus or minus

(ii) the Estimated ACE Closing Price Adjustment; minus

(iii) the Estimated Certain Employee Liabilities; minus

(iv) the Estimated Multiemployer Plan Liabilities; minus

(v) the Discharged ACE Indemnified Liabilities; minus

(vi) one-half ( 1/2) of the Estimated Casino Mansion Taxes; plus

(vii) the CRDA Price; minus

(viii) the Comp Points Liability; minus

(ix) the Estimated ACE Hi NJSEA Payment; plus

(x) the Initial Amount; plus

(xi) the Deposit Delay Increment; and minus

(xii) the amount of the Deposit delivered to ACE Hi at Closing pursuant to the terms hereof.

Section 2.6 AREH Closing Payment.

(a) At least five (5) business days prior to the Closing Date, AREH shall deliver to Buyer a closing statement (the “Preliminary AREH Closing Schedule”) consisting of AREH’s determination of (i) the Estimated AREH Subs Prorations, (ii) the Estimated Adjacent Property Mansion Taxes and (iii) a calculation of the AREH Closing Payment, set forth in reasonable detail. The Preliminary AREH Closing Schedule (and each component thereof) shall be prepared in accordance with the provisions of this Agreement and shall be accompanied by reasonably sufficient back-up or supporting data used in the preparation of the Preliminary AREH Closing Schedule as is sufficient to reflect how AREH made such determinations and calculations.

(b) If Buyer shall disagree with any calculations set forth in the Preliminary AREH Closing Schedule or AREH’s determination of the AREH Closing Payment, it shall notify AREH of such disagreement in writing within two (2) business days after its receipt of the Preliminary AREH Closing Schedule, which notice shall set forth in reasonable detail the particulars of such disagreement and Buyer’s estimate of the AREH Closing Payment. In the event that Buyer provides no such notice of disagreement within such two (2) business day period, AREH’s estimate of the AREH Closing Payment shall be deemed the “AREH Closing Payment” for purposes of the Closing. If, however, Buyer provides a timely notice of disagreement to AREH, Buyer and AREH shall use their commercially reasonable efforts for a period of two (2) business days to resolve any disagreements with respect to the Preliminary AREH Closing Schedule and the calculation of the AREH Closing Payment. If, at the end of such period, Buyer and AREH are unable to resolve such disagreements, (i) AREH’s estimate of the AREH Closing Payment shall be deemed the “AREH Closing Payment” for purposes of the Closing, and (ii) AREH shall promptly deposit the difference between Buyer’s estimate of the AREH Closing Payment and the AREH Closing Payment into an interest-bearing escrow account with the Escrow Agent (the “AREH Closing Payment Escrow”), to be disbursed to Buyer or AREH following the Closing in accordance with Section 2.8 and an escrow agreement substantially in the form attached hereto as Exhibit G-2 (the “AREH Closing Payment Escrow Agreement”) executed and delivered by each of AREH, Buyer and the Escrow Agent. AREH and Buyer shall each bear their own expenses in the preparation and review of the Preliminary AREH Closing Schedule.

(c) The “AREH Closing Payment” shall be a cash amount equal to the sum of

(i) the Base AREH Purchase Price; plus

(ii) the Restaurant Purchase Price; minus

(iii) one-half ( 1/2) of the Estimated Adjacent Property Mansion Taxes; and plus or minus

(iv) the Estimated AREH Subs Prorations.

Section 2.7 Final ACE Purchase Price Adjustment.

(a) The “Closing ACE Purchase Price” shall be equal to the result of clauses (i) through (xi) below:

(i) the Initial ACE Purchase Price; plus or minus

(ii) the ACE Closing Price Adjustment; minus

(iii) the Certain Employee Liabilities; minus

(iv) the Estimated Multiemployer Plan Liabilities; minus

(v) the Discharged ACE Indemnified Liabilities; minus

(vi) one-half ( 1/2) of the Casino Mansion Taxes minus

(vii) the Comp Point Liability; minus

(viii) the ACE Hi NJSEA Payment; plus

(ix) the Initial Amount; plus

(x) the Deposit Delay Increment; and plus

(xi) the CRDA Price.

(b) As soon as reasonably practicable following the Closing Date, but in no event more than sixty (60) days after the Closing Date, Buyer shall cause to be prepared and delivered to ACE Hi a statement (the “Final ACE Closing Schedule”) setting forth Buyer’s determination of (i) the items described in subclauses (i) – (xi) of Section 2.7(a) hereof in accordance with the provisions of this Agreement and on a basis consistent with the methodology set forth on Schedule II, and (ii) the ACE Purchase Price Adjustment (as defined below), if any, based on the Final ACE Closing Schedule and the provisions of this Section 2.7 and set forth in reasonable detail. The Final ACE Closing Schedule (and each component thereof) shall be prepared in accordance with the provisions of this Agreement and on a basis consistent with the methodology set forth on Schedule II and shall be accompanied by reasonably sufficient back-up or supporting data used in the preparation of the Final ACE Closing Schedule as is sufficient to reflect how Buyer made such determinations and calculations. Buyer shall give ACE Hi reasonable prior written notice of any cash counts and physical inventories that will be taken by Buyer in connection with its preparation of the Final ACE Closing Schedule. Notwithstanding any provision of this Agreement to the contrary, ACE Hi shall, subject to applicable Gaming Laws, if any, be permitted to have a representative of ACE Hi present to observe such cash counts and physical inventories. Buyer and ACE Hi each shall bear its own expenses in the preparation and review of the Final ACE Closing Schedule.

(c) If ACE Hi shall disagree with the calculation of the Closing ACE Purchase Price or any element of the Final ACE Closing Schedule, it shall, within thirty (30) business days after its receipt of the Final ACE Closing Schedule, notify Buyer of such disagreement in writing, setting forth the particulars of such disagreement. In connection therewith and subject to applicable Law, Buyer will provide ACE Hi and its Representatives reasonable access to ACE Lo’s books and records to the extent reasonably related to ACE Hi’s review of the Final ACE Closing Schedule and the calculation of Closing ACE Purchase Price. In the event that ACE Hi does not provide such notice of disagreement within such thirty (30) business day period, ACE Hi shall be deemed to have accepted the Final ACE Closing Schedule and the calculation of Closing ACE Purchase Price delivered by Buyer, which shall be final, binding and conclusive for purposes of this Section 2.7(c) with respect to the determination of the Closing ACE Purchase Price. In the event any such notice of disagreement is timely provided, Buyer and ACE Hi, in conjunction with their respective independent accounting firms, shall use commercially reasonable efforts for a period of ten (10) business days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of the Closing ACE Purchase Price. If, at the end of such period, they are unable to resolve such disagreements, then an independent accounting firm of recognized national standing with no existing relationship with any of the parties and which Buyer and ACE Hi shall not have otherwise retained on other matters prior to the resolution of the Final ACE Closing Schedule or, to the extent Buyer and ACE Hi cannot agree on such independent accounting firm, an arbitrator from the National Panel of Professional Accounting and Related Services Disputes of the American Arbitration Association selected by the mutual agreement of Buyer and ACE Hi (the “Auditor”) shall resolve any remaining disagreements provided, that if Buyer and ACE Hi cannot mutually agree on an Auditor, any remaining disagreements shall be resolved by a court of competent jurisdiction in accordance with Section 13.2 hereof. For the avoidance of doubt, the following procedures by the Auditor shall only be applicable if Buyer and ACE Hi mutually agree on the selection of an Auditor. The Auditor shall determine as promptly as practicable whether the Final ACE Closing Schedule was prepared in accordance with the standards set forth in this Agreement and, only with respect to the disputed line items submitted to the Auditor, whether and to what extent (if any) the Closing ACE Purchase Price requires adjustment. The Auditor may retain an actuarial firm or other professionals as it may reasonably determine to be necessary or appropriate in discharging its duties under this Section 2.7(c). The parties and the Auditor shall agree on reasonable procedures for determining the disputed line items; provided, that, such procedures shall include the following (collectively, the “Audit Procedures”): (i) each of Buyer and ACE Hi shall have the right to make one (1) written submission to the Auditor regarding the disputed line items submitted to the Auditor, (ii) each party shall have the right to make one (1) written submission to the Auditor in response to the other party’s written submission in subclause (i), (iii) the Auditor may submit follow-up questions to either party, and such parties shall have the right to respond to such questioning by the Auditor, (iv) each party shall have the right to submit one written response to the other party’s response to the Auditor pursuant to subclause (iii), and (v) copies of all written materials submitted to the Auditor (and summaries of all discussions with the Auditor) shall be promptly provided to the other party. The Auditor shall promptly deliver to Buyer and ACE Hi its determination in writing, which determination shall be made subject to the definitions and principles set forth in this Agreement and shall select either the position of ACE Hi or Buyer, and no compromise position, with respect to each of the disputed line items submitted to the Auditor. The fees and expenses of the Auditor shall be paid one-half by Buyer and one-half by ACE Hi. The determination of the Auditor shall be final, binding and conclusive for purposes of this Section 2.7(c) and enforceable as an arbitration award, and shall represent the exclusive remedy with respect to the determination of the Closing ACE Purchase Price. The date on which Closing ACE Purchase Price is finally determined in accordance with this Section 2.7 is hereinafter referred to as the “ACE Determination Date.”

(d) Within ten (10) business days of the ACE Determination Date, the amount (which may be a positive or negative number) equal to

(i) the Closing ACE Purchase Price, minus

(ii) the ACE Closing Payment, minus

(iii) the amount of the Deposit delivered to ACE Hi pursuant to the terms hereof.

(the “ACE Purchase Price Adjustment”) shall be paid (A) from ACE Hi to Buyer (if the ACE Purchase Price Adjustment is a negative amount), by ACE Hi’s delivery of written instructions to the Escrow Agent to release from the ACE Closing Payment Escrow and pay to Buyer such portion of the amounts in the ACE Closing Payment Escrow, if any, up to the ACE Purchase Price Adjustment (together with any interest earned on such portion), and any remainder in cash by wire transfer of immediately available funds to an account designated by Buyer by written notice to ACE Hi given within two (2) days of the ACE Determination Date or (B) from Buyer to ACE Hi (if the ACE Purchase Price Adjustment is a positive amount), in cash by wire transfer of immediately available funds to an account designated by ACE Hi by written notice to Buyer given within two (2) days of the ACE Determination Date. Any funds remaining in the ACE Closing Payment Escrow following the payment of the ACE Purchase Price Adjustment pursuant to the preceding sentence shall be promptly released from escrow and paid by the Escrow Agent to ACE Hi as authorized by written instructions delivered to the Escrow Agent by ACE Hi.

Section 2.8 Final AREH Purchase Price Adjustment.

(a) As soon as reasonably practicable following the Closing Date, but in no event more than sixty (60) days after the Closing Date, Buyer shall cause to be prepared and delivered to AREH a statement (the “Final AREH Closing Schedule”) setting forth Buyer’s determination of (i) the AREH Subs Prorations, (ii) a calculation of the AREH Purchase Price and (iii) the AREH Purchase Price Adjustment (as defined below), if any, based on the Final AREH Closing Schedule and the provisions of this Section 2.8 and set forth in reasonable detail. The Final AREH Closing Schedule (and each component thereof) shall be accompanied by reasonably sufficient back-up or supporting data used in the preparation of the Final AREH Closing Schedule as is sufficient to reflect how Buyer made such determinations and calculations. Buyer and AREH each shall bear its own expenses in the preparation and review of the Final AREH Closing Schedule.

(b) If AREH shall disagree with the calculation of the AREH Purchase Price or any element of the Final AREH Closing Schedule relevant thereto, it shall, within thirty (30) business days after its receipt of the Final AREH Closing Schedule, notify Buyer of such disagreement in writing, setting forth in detail the particulars of such disagreement. In connection therewith and subject to applicable Law, Buyer will provide AREH reasonable access to any of the respective AREH Subs’ books and records to the extent reasonably related to AREH’s review of the Final

AREH Closing Schedule and the calculation of AREH Purchase Price. In the event that AREH does not provide such notice of disagreement within such thirty (30) business day period, AREH shall be deemed to have accepted the Final AREH Closing Schedule and the calculation of AREH Purchase Price delivered by Buyer, which shall be final, binding and conclusive for purposes of this Section 2.8(b) with respect to the determination of the AREH Purchase Price. In the event any such notice of disagreement is timely provided, Buyer and AREH, in conjunction with their respective independent accounting firms, shall use commercially reasonable efforts for a period of ten (10) business days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of the AREH Purchase Price. If, at the end of such period, they are unable to resolve such disagreements, then the Auditor shall resolve any remaining disagreements provided, that if Buyer and AREH cannot mutually agree on an Auditor, any remaining disagreements shall be resolved by a court of competent jurisdiction in accordance with Section 13.2 hereof. For the avoidance of doubt, the following procedures by the Auditor shall only be applicable if Buyer and AREH mutually agree on the selection of an Auditor. The parties and the Auditor shall agree on reasonable procedures for determining the disputed line items; provided, that, that such procedures shall include the Audit Procedures. The Auditor shall determine as promptly as practicable whether the Final AREH Closing Schedule was prepared in accordance with the standards set forth in this Agreement and, only with respect to the disputed line items submitted to the Auditor, whether and to what extent (if any) the AREH Purchase Price requires adjustment. The Auditor shall promptly deliver to Buyer and AREH its determination in writing, which determination shall be made subject to the definitions and principles set forth in this Agreement and shall select either the position of AREH or Buyer, and no compromise position, with respect to each of the disputed line items submitted to the Auditor. The fees and expenses of the Auditor shall be paid one-half by Buyer and one-half by AREH. The determination of the Auditor shall be final, binding and conclusive for purposes of this Section 2.8(b) and enforceable as an arbitration award, and shall represent the exclusive remedy with respect to the determination of the AREH Purchase Price. The date on which AREH Purchase Price is finally determined in accordance with this Section 2.8 is hereinafter referred to as the “AREH Determination Date.”

(c) Within ten (10) business days of the AREH Determination Date, the amount (which may be a positive or negative number) equal to

(i) the AREH Purchase Price, minus

(ii) the AREH Closing Payment

(the “AREH Purchase Price Adjustment”) shall be paid (A) from AREH to Buyer (if the AREH Purchase Price Adjustment is a negative amount) by Buyer’s delivery of written instructions to the Escrow Agent to release from the AREH Closing Payment Escrow and pay to Buyer all or a portion of the funds in the AREH Closing Payment Escrow, if any, up to the amount of the AREH Purchase Price Adjustment (together with any interest earned on such payment), and any remainder in cash by wire transfer of immediately available funds to an account designated by Buyer by written notice to AREH given within two (2) days of the AREH Determination Date or (B) from Buyer to AREH (if the AREH Purchase Price Adjustment is a positive amount), in cash by wire transfer of immediately available funds to an account designated by AREH by written notice to Buyer given within two (2) days of the AREH Determination Date. Any funds remaining in the AREH Closing Payment Escrow following the payment of the AREH Purchase Price Adjustment pursuant to the preceding sentence shall be promptly released from escrow and paid by the Escrow Agent to AREH as authorized by written instructions delivered to the Escrow Agent by AREH.

Section 2.9 Closing Deliveries.

(a) At the Closing, the ACE Selling Parties shall deliver to Buyer:

(i) the certificates, if any, representing the ACE Lo Equity Interests, either duly endorsed for transfer to Buyer or accompanied by appropriate duly executed limited liability interest powers or, if the ACE Lo Equity Interests are not certificated, one or more instruments of assignment in a form approved by Buyer conveying such ACE Lo Equity Interests to Buyer;

(ii) the resignations or evidence of their removal from office of the persons named on Schedule III(a) as directors, officers and managers, as applicable, of ACE Lo and Brighton Park Maintenance Corp., effective as of the Closing Date, together with any required amendments to the organizational documents of ACE Lo and Brighton Park Maintenance Corp. and filings with Governmental Entities;

(iii) the certificates required by Section 10.2(a) and Section 10.2(b) hereof;

(iv) affidavits executed by ACE Hi and any of its required Affiliates that satisfy the requirements of Section 1445 of the Code; and

(v) owners’ affidavits and indemnities in the forms attached to the preliminary certification and report on title for each parcel of the ACE Real Properties set forth on Exhibit H-1 attached hereto (the “ACE Real Property Preliminary Certifications and Reports”).

(b) At the Closing, AREH shall deliver to Buyer:

(i) the certificates, if any, representing the AREH Subs Equity Interests, either duly endorsed for transfer to Buyer or accompanied by appropriate duly executed limited liability interest powers or, if the AREH Subs Equity Interests are not certificated, one or more instruments of assignment in a form approved by Buyer conveying such AREH Subs Equity Interests to Buyer;

(ii) the resignations of the persons named on Schedule III(b) as directors, officers and managers, as applicable, of the Companies effective as of the Closing Date, together with any required amendments to the organizational documents of the Companies and filings with Governmental Entities;

(iii) the certificates required by Section 10.2(a) and Section 10.2(b) hereof;

(iv) affidavits executed by AREH and any of its required Affiliates that satisfy the requirements of Section 1445 of the Code; and

(v) owner’s affidavits and indemnities in the forms attached to the preliminary certifications and reports on title for each parcel of the Adjacent Real Properties set forth on Exhibit H-2 attached hereto (the “Adjacent Real Property Preliminary Certifications and Reports” and, together with the ACE Real Property Preliminary Certifications and Reports, the “Preliminary Certifications and Reports”).

(c) At the Closing, Buyer shall deliver:

(i) to ACE Hi, immediately available funds by wire transfer to an account designated by ACE Hi (which account shall be designated in writing to Buyer at least two (2) business days prior to the Closing Date) in an amount equal to the ACE Closing Payment;

(ii) to AREH, immediately available funds by wire transfer to an account designated by AREH (which account shall be designated in writing to Buyer at least two (2) business days prior to the Closing Date) in an amount equal to the AREH Closing Payment; and

(iii) to each Seller, the certificates required by Section 10.3(a) and Section 10.3(b) hereof.

Section 2.10 No Duplication. To the extent that any item is included in any adjustment in this ARTICLE II, such item shall not be included in any other adjustment if such inclusion would result in any duplication or double-counting. Similarly, anything to the contrary in this Agreement notwithstanding, amounts which have been deducted in calculating the Closing ACE Purchase Price or the AREH Purchase Price shall not be subject to indemnification by the Selling Parties hereunder.

ARTICLE III

[RESERVED]

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACE SELLING PARTIES

THAT ARE BROUGHT DOWN FOR PURPOSES OF THE CLOSING CONDITIONS

Each ACE Selling Party hereby represents and warrants, jointly and severally, to Buyer that the statements contained in this ARTICLE IV are true and correct as of the date hereof and as of the Closing Date as if made at and as of such times (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except as set forth herein and in the disclosure letter delivered by the ACE Selling Parties to Buyer on the date of this Agreement (the “ACE Disclosure Letter”). The ACE Disclosure Letter is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent applicable, only qualify other paragraphs in this Agreement to the extent the matters to be excepted from such other paragraphs is readily apparent from the text of the disclosure in the ACE Disclosure Letter.

Section 4.1 Organization of the Selling Parties.

(a) ACE Hi is organized and validly existing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now being conducted.

(b) ACE Lo is organized and validly existing under the laws of the State of New Jersey and has all requisite limited liability company power and authority to carry on its business as now being conducted.

Section 4.2 Authority; No Conflict; Required Filings and Consents.

(a) (i) ACE Hi has all requisite corporate power and authority and (ii) ACE Lo has all requisite limited liability company power and authority, to enter into this Agreement and to consummate the transactions that are contemplated by this Agreement. The execution and delivery of this Agreement by each ACE Selling Party and the consummation by each ACE Selling Party of the transactions to which it is a party that are contemplated by this Agreement have been duly and validly authorized by (A) in the case of ACE Lo, ACE Hi, as ACE Lo’s sole member and (B) in the case of ACE Hi, the approval by ACE Hi’s Board of Directors, and subject to obtaining the approval and adoption of this Agreement and approval of the Purchase by the Requisite Stockholder Approval, no other action of any such ACE Selling Party or any board or committee thereof or any other limited liability or corporate proceeding on the part of such ACE Selling Parties or their respective members or stockholders are necessary to authorize this Agreement and to consummate the transactions contemplated by this Agreement. The Board of Directors of ACE Hi has received all information relating to this Agreement and the ACE Lo Purchase necessary to make an informed judgment, and has deemed the ACE Lo Purchase expedient and for the best interests of ACE Hi. This Agreement has been duly executed and delivered by each ACE Selling Party, and assuming this Agreement constitutes the valid and binding obligation of Buyer and the AREH Selling Parties, constitutes the valid and binding obligation of the ACE Selling Parties, enforceable against each of the ACE Selling Parties in accordance with its terms, subject, as to enforcement, to (x) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (y) general principles of equity.

(b) Except for ACE Lo’s surrender of its gaming license to own and operate the Casino Business in the State of New Jersey as contemplated by this Agreement, the execution and delivery of this Agreement by the ACE Selling Parties and the consummation by the ACE Selling Parties of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the respective organization documents of the ACE Selling Parties, or (ii) subject to the governmental filings and other matters referred to in Section 4.2(c) hereof, contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, or modify, in each case in any respect, any permit, concession, franchise, license, judgment, or Law applicable to the ACE Selling Parties, or any of them, except in the case of clause (ii) for any such contraventions, conflicts, violations, revocations, withdrawals, suspensions, cancellations, terminations or modifications which (x) are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on ACE Lo or (y) would not materially impair or delay the Closing.

(c) No consent, approval, license, order or authorization of, or registration, declaration or filing with, or Permit from (“Consent”), any court, administrative agency, commission, Gaming Authority or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to the ACE Selling Parties in connection with the execution and delivery of this Agreement by the ACE Selling Parties or the consummation by the ACE Selling Parties, or either of them, of the transactions to which they are a party that are contemplated by this Agreement, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (ii) any approvals or filing of notices required under the Gaming Laws, and (iii) such other Consents which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACE Lo.

Section 4.3 Capitalization.

(a) The ACE Lo Equity Interests represent all of the issued and outstanding Equity Interests of ACE Lo, all of which are duly authorized, validly issued, fully paid and nonassessable, were not issued in violation of any preemptive rights created by applicable Laws, ACE Lo’s organizational documents or any Contract. Except for the EBITDA bonus plan, there are no outstanding or authorized profit participation or any other contractual rights of which ACE Lo is obligated the value of which is derived from the financial performance of ACE Lo or the value of the ACE Lo Equity Interests. Except for the EBITDA bonus plan, there is no liability for, or obligation with respect to, any dividends, distributions or similar participation interests declared or accumulated but unpaid with respect to any ACE Lo Equity Interests. Except as contemplated by this Agreement, there are no obligations, contingent or otherwise, of ACE Lo to repurchase, redeem or otherwise acquire any of the ACE Lo Equity Interests or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any entity.

(b) There are no (i) options, warrants or other rights, agreements, arrangements or commitments to which any ACE Selling Parties is a party, or by which any ACE Selling Parties is bound, relating to issued or unissued ACE Lo Equity Interests, (ii) securities convertible into or exchangeable for ACE Lo Equity Interests, (iii) obligations of any ACE Selling Party to issue, sell, transfer, pledge or otherwise dispose of any ACE Lo Equity Interests or securities convertible into or exchangeable for ACE Lo Equity Interests or (iv) bonds, debentures, notes or other indebtedness of ACE Lo having voting rights (or convertible into securities having such rights) issued and outstanding. There are no voting trusts, proxies or other voting agreements or understandings to which any ACE Selling Party is a party or by which any ACE Selling Party is bound with respect to the issued or unissued ACE Lo Equity Interests.

(c) ACE Hi owns all of the issued and outstanding ACE Lo Equity Interests free and clear of all Liens, has good title to such ACE Lo Equity Interests, and, at the Closing, will transfer and convey to Buyer good title to such ACE Lo Equity Interests, free and clear of all Liens. None of the ACE Lo Equity Interests were certificated and no evidences of ownership were ever issued by ACE Lo for the ACE Lo Equity Interests.

Section 4.4 Certain Real Estate Contracts. Except as set forth in Section 4.4 of the ACE Disclosure Letter, there are no Contracts with respect to the sale, exchange, encumbrance, lease, occupancy or transfer of all or any portion of the Casino Land, or any interest therein, and no Person has any option, right of first refusal or right of first offer to purchase all or any portion of the Casino Land, or any interest therein. Except as set forth in Section 4.4 of the ACE Disclosure Letter, there are no agreements relating to the use and occupancy of the Casino Land that are not terminable upon thirty (30) days’ notice.

Section 4.5 Vote Required. The affirmative vote of the holders of record of at least a majority of the outstanding common stock, par value $0.01 per share, of ACE Hi (the “ACE Hi Common Stock”) with respect to the sale of substantially all of the assets of ACE Hi (the “Requisite Stockholder Approval”), is the only vote of the holders of any capital stock in ACE Hi required to approve this Agreement, the ACE Lo Purchase and the other transactions contemplated hereby directly relating to the ACE Selling Parties. No information statement under Regulation 14C promulgated under the Exchange Act is required in connection with this Agreement, the ACE Lo Purchase and the other transactions contemplated hereby directly relating to the ACE Selling Parties.

Section 4.6 Labor and Employment Matters. ACE Lo is not a party to any collective bargaining agreement, neutrality agreement, “card check” or other current labor agreement with or respecting any labor union or organization that purports to cause any current or future facilities of Buyer or any Affiliate of Buyer (including without limitation a redeveloped casino on the Casino Land, but excluding the Sands’ casino operations in their present form), (a) to be bound by the existing collective bargaining agreements to which ACE Lo is currently bound, (b) to recognize any union as a bargaining agent or (c) to alter the procedures pursuant to which a union is recognized as a bargaining agent.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACE SELLING PARTIES

THAT ARE BROUGHT DOWN SOLELY FOR PURPOSES OF INDEMNITY

Each ACE Selling Party hereby represents and warrants, jointly and severally, to Buyer that the statements contained in this ARTICLE V are true and correct as of the date hereof and as of the Closing Date as if made at and as of such times (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except as set forth herein and in the ACE Disclosure Letter. The ACE Disclosure Letter is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent applicable, only qualify other paragraphs in this Agreement to the extent the matters to be excepted from such other paragraphs is readily apparent from the text of the disclosure in the ACE Disclosure Letter.

Section 5.1 Other Organizational Matters. As of the Measurement Date, (a) each of the ACE Selling Parties is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Material Adverse Effect on the ACE Selling Parties, (b) ACE Lo has no Subsidiaries or does not hold or own any interests or investments in any Person, other than Brighton Park Maintenance Corp. or interests or investments which constitute cash or cash equivalents and (c) copies of the organizational documents of each of the ACE Selling Parties and Brighton Park Maintenance Corp. have been made available to Buyer, and such copies are accurate and complete copies of such organizational documents as in effect on the date hereof.

Section 5.2 Absence of Undisclosed Liabilities. Section 5.2 of the ACE Disclosure Letter sets forth the liabilities and obligations of ACE Lo as of June 30, 2006, required to be reflected on a balance sheet in accordance with GAAP. As of the Measurement Date, except as set forth on Section 5.2 of the ACE Disclosure Letter and except for liabilities incurred since June 30, 2006 in the ordinary course of business consistent with past practice, to the ACE Selling Parties’ knowledge, there are no liabilities or obligations of ACE Lo, whether or not accrued, contingent or otherwise, except as have been reflected in the ACE Closing Price Adjustment pursuant to Section 2.1(b)(i).

Section 5.3 Material Contracts.

(a) As of the Measurement Date, Section 5.3(a) of the ACE Disclosure Letter sets forth a true, correct and complete list of all material Contracts to which ACE Lo is a party or by which it is bound, or by which any of its assets or properties is subject to or bound by, which are necessary for the operation of the Casino Business or which involve payments or liabilities in excess of One Hundred Thousand Dollars ($100,000) (collectively, the “ACE Lo Material Contracts”).

(b) As of the Measurement Date, ACE Lo has delivered or made available to Buyer full copies of all written ACE Lo Material Contracts, together with all amendments thereto, and accurate descriptions of all material terms of all oral ACE Lo Material Contracts.

(c) As of the Measurement Date, (i) each Assumed ACE Lo Contract is valid and binding upon ACE Lo (and, to the ACE Selling Parties’ knowledge, on all other parties thereto), in accordance with its terms and is in full force and effect, (ii) ACE Lo has in all material respects performed the obligations required to be performed by it as of the date hereof under each Assumed ACE Lo Contract and, to the ACE Selling Parties’ knowledge, each other party to each Assumed ACE Lo Contract has in all material respects performed the obligations required to be performed by it under such Assumed ACE Lo Contract, (iii) there is no material breach or material violation of or default by ACE Lo under any of the Assumed ACE Lo Contracts, whether or not such breach, violation or default has been waived, and (iv) no event has occurred with respect to ACE Lo which, with notice or lapse of time or both, would constitute a material breach, material violation or material default of, or give rise to a right of termination, material modification, cancellation, foreclosure, imposition of a Lien, prepayment or acceleration under, any of the Assumed ACE Lo Contracts.

Section 5.4 Litigation.

(a) As of the Measurement Date, there is no Legal Proceeding pending or, to the ACE Selling Parties’ knowledge, threatened against (i) either of the ACE Selling Parties or any of their respective assets, properties or businesses or (ii) any of their respective executive officers or directors, in their capacities as such, before any Governmental Entity, where the amount involved (excluding attorneys’ fees and costs) would reasonably be expected to exceed Five Hundred Thousand Dollars ($500,000).

(b) As of the Measurement Date, there are no Legal Proceedings pending or, to the ACE Selling Parties’ knowledge, threatened with respect to this Agreement or seeking to prevent, hinder, materially modify or challenge the Purchase or the other transactions contemplated hereby.

(c) Since June 30, 2006 and prior to the Measurement Date, except as set forth in Section 5.4(c) of the ACE Disclosure Letter, ACE Lo has not entered into any agreement to settle or compromise any Legal Proceeding pending or threatened against it which involves (i) any material obligation other than money that would, individually or in the aggregate, reasonably be expected to have Material Adverse Effect on ACE Lo, and/or (ii) the payment of money by ACE Lo, where such payment or payments would exceed Five Hundred Thousand Dollars ($500,000).

(d) As of the Measurement Date, except as set forth on Section 5.4(d) of the ACE Disclosure Letter, ACE Lo is not subject to any outstanding judgment against it awarding monetary damages in excess of Five Hundred Thousand Dollars ($500,000).

(e) The provisions of this Section 5.4 shall not apply (and are not intended to apply) to Taxes.

Section 5.5 ERISA.

(a) Certain Terms. For purposes of this Agreement, (i) the term “Plans” shall mean (A) all “Employee Benefit Plans” (as such term is defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) existing as of the Measurement Date, of which ACE Lo is a sponsor or participating employer or as to which ACE Lo makes contributions or is required to make contributions, or which covers any Casino Employee, (B) any employment agreement to which ACE Lo is a party, or which covers any Casino Employee, or (C) any other material arrangement or policy of ACE Lo, or which covers any Casino Employee (whether written or oral) providing for health, life, vision or dental insurance coverage (including self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits or retirement benefits, fringe benefits, or for profit sharing, deferred compensation, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits; provided, however, that the term “Plan” shall not include any Multiemployer Plan; (ii) the term “ERISA Affiliate” shall mean any member of the same controlled group of businesses as ACE Lo within the meaning of Section 4001(a)(14) of ERISA; and (iii) the term “Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA to which ACE Lo contributes or is required to contribute, or had been required to contribute since December 31, 1998.

(b) Section 5.5(a) of the ACE Disclosure Letter sets forth a true and complete list of all Plans and each Multiemployer Plan to which ACE Lo is required to contribute. With respect to each Plan, ACE Lo has made available to Buyer complete and correct copies of the Plan document, any summary plan description, the latest Internal Revenue Service determination letter, the last two annual financial statements, and the last two annual reports on IRS Form 5500 (including all required schedules and accountant’s opinions). Except as contemplated by this Agreement, none of ACE Lo or any of its ERISA Affiliates has announced or otherwise made any commitment to amend any Plan in any material respect or to create any arrangement that would be a Plan if in effect currently.

(c) Each Plan is and has been operated and administered in all material respects in accordance with its terms and all applicable laws, including, without limitation, ERISA and the Code. Each Plan intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination letter (or is a prototype plan which is the subject of a favorable opinion letter) from the Internal Revenue Service as to its tax-qualified status under the Code and, to the ACE Selling Parties’ knowledge, nothing has occurred since the date of such favorable determination letter or opinion letter which would adversely affect the qualified status of such Plan.

(d) All contributions and premium payments required to have been paid under or with respect to any Plan as of the Measurement Date have been timely paid. With respect to any insurance policy which provides, or has provided, funding for benefits under any Plan, (A) there is and will be no liability of either ACE Lo, Buyer or Buyer’s Subsidiaries in the nature of a retroactive or retrospective rate adjustment, loss sharing arrangement, or actual or contingent liability as of the Measurement Date, nor would there be any such liability if such insurance policy were terminated as of the Measurement Date, and (B) to the knowledge of the ACE Selling Parties, no insurance company issuing any such policy is in receivership, conservatorship, bankruptcy, liquidation, or similar proceeding, and no such proceedings with respect to any insurer are imminent.

(e) No Plan provides health, life insurance or other welfare benefits to retirees or other terminated employees of ACE Lo, other than continuation coverage required by Section 4980B of the Code or Sections 601-608 of ERISA (“COBRA”) or any similar state law. There has been no failure by any ERISA Affiliate of ACE Lo to comply with COBRA for which ACE Lo could be liable.

(f) None of the Plans is a “defined benefit plan,” within the meaning of Section 3(35) of ERISA or is a plan subject to Section 412 of the Code, nor has ACE Lo been obligated to contribute to any such “defined benefit plan” or plan subject to Section 412 of the Code since December 31, 1998.

(g) With respect to any “defined benefit plan,” within the meaning of Section 3(35) of ERISA or any plan subject to Section 412 of the Code, maintained or contributed to by any ERISA Affiliate of ACE Lo: (i) no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred (other than for premiums not yet due); (ii) no notice of intent to terminate any such plan in a distress termination (within the meaning of Section 4041(c) of ERISA) has been filed with the PBGC or distributed to participants; (iii) no proceedings to terminate any such plan have been instituted by the PBGC; (iv) no “accumulated funding deficiency,” within the meaning of Section 302 of ERISA or Section 412 of the Code, whether or not waived, has been incurred, and (v) all required contributions have been timely made. There are no Liens against the property of ACE Lo under section 412(n) of the Code or sections 302(f) or 4068 of ERISA.

(h) With respect to each “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA, contributed to by ACE Lo or any of its ERISA Affiliates: (i) neither ACE Lo nor any of its ERISA Affiliates any outstanding liability for a complete or partial withdrawal or delinquent contributions, (ii) to the ACE Selling Parties’ knowledge, no such plan is in reorganization (within the meaning of Section 4241 of ERISA) or insolvent (within the meaning of Section 4245 of ERISA), and (iii) to the knowledge of the ACE Selling Parties, none of such multiemployer plans nor any trust created thereunder has incurred any “accumulated funding deficiency,” as such term is defined in section 412 of the Code, whether or not waived, and no condition has occurred or exists which by the passage of time could be expected to result in an accumulated funding deficiency as of the last day of the current plan year of any such multiemployer plan. As of the Measurement Date, there has been no (A) withdrawal by either ACE Lo or any of its ERISA Affiliates that is a substantial employer from a single-employer plan (as defined in Section 4001(a)(15) of ERISA) which is a Plan and which has two or more contributing sponsors at least two of whom are not under common control, as referred to in section 4063(b) of ERISA, or (B) cessation by either ACE Lo or any of its ERISA Affiliates of operations at a facility causing more than 20% of participants in a Plan which is a single-employer plan (as defined in Section 4001(a)(15) of ERISA) to be separated from employment, as referred to in section 4062(f) of ERISA. None of ACE Lo or any of its ERISA Affiliates, or any other organization of which any of them are a successor or parent corporation as defined in section 4069(b) of ERISA, have engaged in any transaction described in section 4069(a) of ERISA.

(i) No event has occurred and no condition exists with respect to any Plan which could subject any Plan, ACE Lo, or Buyer to any material liability for a breach of fiduciary duty, a “prohibited transaction,” within the meaning of Section 406 of ERISA or Section 4975 of the Code, or a tax, penalty or fine under Section 502 or 4071 of ERISA or Subtitle D, Chapter 43 of the Code.

(j) There is not pending or, to the ACE Selling Parties’ knowledge, threatened, any action, suit, or claim (other than routine claims for benefits in the ordinary course) involving a Plan which could give rise to a material liability. No Plan is currently under governmental investigation or audit.

(k) Except as otherwise contemplated by this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, will (i) materially increase the amount of benefits otherwise payable under any Plan, (ii) result in any material respect the acceleration of the time of payment, exercisability, funding or vesting of any such benefits, or (iii) result in any material payment (whether severance pay or otherwise) becoming due to, or with respect to, any current or former employee or director of ACE Lo. No payment or series of payments that would constitute a “parachute payment” (within the meaning of Section 280G of the Code) has been made or is required to be made under any Plan, directly or indirectly, to any employee in connection with the execution of this Agreement or as a result of the consummation of the transactions contemplated hereby.

Section 5.6 Other Labor and Employment Matters.

(a) As of the Measurement Date, ACE Lo is in compliance with all applicable Laws relating to employment, employment practices, safety and health, employment discrimination, wages, hours and terms and conditions of employment, including employee compensation matters (collectively, “Employment Laws”), except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ACE Selling Parties. As of the Measurement Date, since January 1, 2003, ACE Lo has not received any written notice from any Governmental Entity that ACE Lo has violated any Employment Law in any material respect.

(b) As of the Measurement Date, there are no unfair labor practice charges, complaints or petitions for elections or other Legal Proceedings pending against the ACE Selling Parties, or either of them, before the National Labor Relations Board, or any similar labor relations governmental bodies, or, of which the ACE Selling Parties, or either of them, has received notice, and there is no strike, slowdown, work stoppage or lockout or, to the knowledge of the ACE Selling Parties, any threat thereof, by or with respect to any employees of ACE Lo.

(c) As of the Measurement Date, ACE Lo is not a party to any collective bargaining agreement, neutrality agreement, “card check” or other current labor agreement with or respecting any labor union or organization.

(d) As of the Measurement Date, neither of the ACE Selling Parties have knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any non-unionized employees of ACE Lo.

Section 5.7 Intellectual Property.

(a) Section 5.7(a) of the ACE Disclosure Letter contains a complete and correct list of all material Owned Intellectual Property that has been registered or is the subject of a pending application for registration by or on behalf of ACE Lo (the “Registrations”), as of the Measurement Date. Section 5.7(a) of the ACE Disclosure Letter contains a complete and correct list of all material Licensed Intellectual Property used in or necessary to the conduct of the business of ACE Lo, and identification of the Contract, license, sublicense or other agreement pursuant to which each such item of material Licensed Intellectual Property is licensed to and used by ACE Lo as of the Measurement Date. Section 5.7(a) of the ACE Disclosure Letter contains a list of all ACE Lo Material Contracts which govern the rights or obligations of ACE Lo with respect to any ACE Lo Intellectual Property used in or necessary to the conduct of the Casino Business (the “Intellectual Property Agreements”) as of the Measurement Date. Correct and complete copies of all written items identified in Section 5.7(a) of the ACE Disclosure Letter have been delivered or made available by ACE Lo to Buyer.

(b) As of the Measurement Date, ACE Lo owns the right, title and interest in the Customer Data free and clear of any Liens and has the right to use the Specified Intellectual Property (other than the Customer Data) free and clear of any Liens, in each case as currently used in the conduct of the Casino Business. As of the Measurement Date, the Intellectual Property Agreements are free and clear of all Liens. The Specified Intellectual Property comprise all of the material Intellectual Property reasonably necessary for or used in the conduct of the Casino Business as presently conducted, as of the Measurement Date.

(c) As of the Measurement Date, the ACE Selling Parties have no knowledge that ACE Lo has infringed or otherwise violated any rights of any Person by its use of any Specified Intellectual Property. As of the Measurement Date, except as set forth in Section 5.7(c) of the ACE Disclosure Letter, to the ACE Selling Parties’ knowledge, none of the Specified Intellectual Property:

(i) is being infringed by any other Person; or

(ii) is otherwise used or is available for use by any other Person, except for (A) any rights retained by a licensor pursuant to the terms of an Intellectual Property Agreement, and (B) any Intellectual Property that is used pursuant to an Intellectual Property Agreement in the conduct of the Casino Business but was not developed or licensed for the exclusive use of ACE Lo.

(d) As of the Measurement Date, the Intellectual Property Agreements are valid, legal, binding, enforceable and in full force and effect in accordance with their terms, and to the ACE Selling Parties’ knowledge no default, violation or breach exists thereunder by ACE Lo or any other party thereto, and no event has occurred and is continuing that, with notice or the passage of time or both, would constitute a default, violation or breach thereunder by ACE Lo or any other party, except where such default, violation, breach or event would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ACE Lo.

(e) As of the Measurement Date, no claim or demand of any Person has been made on ACE Lo nor is there any Legal Proceeding that is pending or, to the ACE Selling Parties’ knowledge, threatened, which (i) challenges the rights of ACE Lo in respect of any Specified Intellectual Property, (ii) asserts that ACE Lo is infringing or otherwise violating, or is required to pay any royalty, license fee, charge or other amount with regard to, any ACE Lo Intellectual Property, or (iii) claims that any default exists under any Intellectual Property Agreement. Since January 1, 2003, to the ACE Selling Parties’ knowledge, none of the Specified Intellectual Property has been subject to any outstanding ruling, decree, judgment, stipulation or other order by or with any court, arbitrator or administrative agency, or has been the subject of any litigation.

Section 5.8 Tax Matters.

(a) ACE Lo has been properly classified as an entity disregarded as an entity separate from its owner within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii), and applicable state Income Tax Law, at all times since its inception and is not a successor to any other person or entity. ACE Lo’s owner for such Federal and applicable state Income Tax purposes has been ACE Hi at all times since ACE Lo’s inception.

(b) All material Tax Returns required to be filed with respect to (including without limitation with respect to the income, business, or activities of) ACE Lo, either separately by any Person or as part of a consolidated, combined or unitary group, have been timely filed (taking into account extensions timely filed) with the appropriate Governmental Entity. All such Tax Returns are true, correct and complete in all material respects. Neither ACE Lo nor ACE Hi is currently the beneficiary of any extension of time to file any such Tax Return, except as set forth on Section 5.8(b) of the ACE Disclosure Letter. ACE Hi has delivered to Buyer true, correct and complete copies of all material Tax Returns of, or with respect to the income, business, or activities of, ACE Lo relating to any open Tax Periods that have been filed by ACE Hi or ACE Lo.

(c) As of the Measurement Date, all material Taxes that have become due with respect to (including without limitation with respect to the income, business, or activities of) ACE Lo have been timely paid (whether or not shown on a Tax Return). ACE Lo is in compliance in all material respects with, and its records contain all information and documents necessary to comply in all material respects with, all applicable information reporting and Tax withholding requirements under federal, state and local Laws. All material Taxes that ACE Lo is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been timely paid to the proper Governmental Entity. ACE Lo has properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or other transactions as to which ACE Lo would have been obligated to collect or withhold Taxes, except where its failure to do so would not have a Material Adverse Effect on ACE Lo.

(d) As of the Measurement Date, (i) there are currently no deficiencies for Taxes that have been claimed, proposed or assessed with respect to the income, business, or activities of ACE Lo, nor are there any ongoing, pending or threatened claims, audits, investigations, examinations, or subpoenas or requests for information relating to any liability in respect of Taxes with respect to the income, business, or activities of ACE Lo, nor are there any matters under discussion with any Governmental Entity in respect of Taxes with respect to the income, business, or activities of ACE Lo, (ii) no power of attorney has been executed by or on behalf of ACE Lo with respect to any matters relating to Taxes that is currently in force, and no extension or waiver of a statute of limitations relating to Taxes of ACE Hi or ACE Lo is in effect and (iii) no claim has ever been made by any Governmental Entity in a jurisdiction where ACE Lo does not file Tax Returns that ACE Lo is or may be subject to taxation in that jurisdiction.

(e) As of the Measurement Date, ACE Lo has not requested or received any ruling from any Governmental Entity, or signed any binding agreement with any Governmental Entity, which would increase the Tax liability of ACE Lo for any Post-Measurement Date Tax Period. Neither Buyer nor ACE Lo will be required to recognize for Tax purposes in a Post-Closing Tax Period any income or gain that would otherwise have been required to be recognized under the accrual method of accounting in a Pre-Closing Tax Period, as a result of ACE Hi or ACE Lo making a change in method of accounting.

(f) As of the Measurement Date, there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any of the assets of ACE Lo.

(g) ACE Lo has not been a member of any affiliated group of corporations which has filed a combined, consolidated or unitary Income Tax Return for federal, state, local or foreign Tax purposes. ACE Lo is not liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, by contract, or otherwise. Notwithstanding the foregoing, ACE Hi has been a member of an affiliated group of corporations which has filed a combined, consolidated or unitary Income Tax Return for federal, state, local or foreign Tax purposes.

(h) As of the Measurement Date, (A) there are no Tax sharing, indemnity, allocation or similar agreements in effect as between ACE Lo (or any predecessors thereof), on the one hand, and any other Person, on the other hand and (B) ACE Lo has no contractual obligations to indemnify any other Person with respect to Taxes.

(i) ACE Hi is not a “foreign person” within the meaning of Section 1445 of the Code.

Section 5.9 Insurance.

(a) ACE Lo has made available to Buyer prior to the date of this Agreement full copies of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance (including self-insurance arrangements) held or used by ACE Lo. As of the Measurement Date, all such policies are in full force and effect, all premiums due with respect thereto have been paid or accrued.

(b) As of the Measurement Date, with respect to each such insurance policy, neither ACE Lo nor, to the ACE Selling Parties’ knowledge, any other party to the policy is in material breach or material default thereunder.

(c) As of the Measurement Date, there is no claim by ACE Lo under any such insurance policies referenced in Section 5.9(a) currently pending against any insurer under such insurance policies in excess of Five Hundred Thousand Dollars ($500,000) in the aggregate as to which coverage has been denied or disputed, in whole or in part, by any such insurer.

Section 5.10 Affiliate Transactions. None of the directors, officers, Affiliates or present or former equityholders of any ACE Selling Party or any Affiliate of any of the foregoing Persons is a party to any material agreement, understanding, indebtedness or proposed transaction with ACE Lo or is directly or, to the ACE Selling Parties’ knowledge, indirectly interested in any material Contract with ACE Lo, including without limitation any agreement under which it: (i) leases any material real or personal property (either to or from such Person), (ii) licenses material Intellectual Property (either to or from such Person), (iii) is obligated to purchase any material asset from or sell such asset to such Person, (iv) purchases any material products or services from such Person, (v) pays or receives material commissions, rebates or other payments, (vi) lends or borrows more than Ten Thousand Dollars ($10,000) at any given time, (vii) provides management services, (viii) leases any real property, including office or facility leases or (ix) provides or receives any other material benefit or payment. ACE Lo has not guaranteed or assumed any obligations of its or its Affiliates’ respective managers, directors, officers, stockholders, members or other Affiliates or any Affiliate of any of the foregoing Persons. No manager, director, officer, equityholder or other Affiliate of the ACE Selling Parties or any Affiliate of any of the foregoing Persons owns or has any material rights in or to any of the Properties or the assets of ACE Lo.

Section 5.11 Personal Property. As of the Measurement Date, (a) Section 5.11 of the ACE Disclosure Letter sets forth a true, correct and complete list of each material tangible asset

(other than real estate) owned by ACE Lo, including without limitation, all slot machines and other types of gaming equipment and vehicles, (b) except for the assets and properties leased or licensed under the ACE Lo Material Contracts set forth in Section 5.3 of the ACE Disclosure Letter, except for assets and properties which constitute Intellectual Property, ACE Lo has good and marketable title to, or the right to use, all of the material tangible and intangible assets and material properties used in connection with the Casino Business, free and clear of any Lien other than Permitted Encumbrances and (c) ACE Lo owns or leases all material assets and properties which are required for the operation of the Casino Business as presently conducted.

Section 5.12 Brokers. Neither of the ACE Selling Parties nor any of their respective Affiliates or Representatives have employed any broker, financial advisor or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

Section 5.13 No Other Conflicts. Except for such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain consents or waivers that directly result from the Casino Shutdown or as contemplated by this Agreement, the execution and delivery of this Agreement by the ACE Selling Parties and the consummation by the ACE Selling Parties of the transactions contemplated by this Agreement will not, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any bond, mortgage, indenture or Assumed ACE Lo Contract to which the ACE Selling Parties, or either of them, is a party or by which the ACE Selling Parties, or either of them, may be bound, except for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which (x) are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on ACE Lo or (y) would not materially impair or delay the Closing.

Section 5.14 Real Estate.

(a) Section 5.14(a) of the ACE Disclosure Letter contains (i) a complete and accurate list, legal descriptions, and street addresses where available, of all real property and/or Improvements that are owned (or at the Closing will be owned) by ACE Lo, including without limitation the Casino Land (each such property, “ACE Owned Property”) and (ii) a complete and accurate list, legal descriptions, and street addresses where available, of all real property leased or occupied by ACE Lo, as tenant, lessee, sub-lessee, licensee, manager, or otherwise, including, without limitation, all real property on which any Casino Business operations, parking lot operations, billboard advertising, casino operations, casino support operations, office or administrative operations are conducted or which are otherwise used in the Casino Business since July 1, 2005, including without limitation the property held under the Madison House Lease (each such leased property, a “ACE Leased Property”). ACE Owned Property and ACE Leased Property are referred to herein collectively as the “ACE Real Property” or the “Casino Property.”

(b) ACE Lo holds title to each parcel of the ACE Real Property as set forth in the Pro Forma Title Policies set forth on Exhibit I-1 attached hereto (the “ACE Real Property Pro Forma Title Policies”).

(c) As of the Measurement Date, ACE Lo has provided to Buyer a true, correct and complete copy of the Madison House Lease and all other Contracts related to the ACE Leased Property. The Madison House Lease is in full force and effect on the date hereof, and there exists no default or event of default under the Madison House Lease on the date hereof on the part of (i) the ACE Selling Parties or (ii) to the ACE Selling Parties’ knowledge, the landlord thereunder.

(d) As of the Measurement Date, the ACE Real Property (including without limitation the Warehouse Property) constitutes all the fee and leasehold interests in real property used in the Casino Business since July 1, 2006. There are no non-contiguous, offsite or other real properties or Improvements owned, leased or otherwise used by ACE Lo, whether located in Atlantic City, New Jersey or otherwise, in connection with the operation of the Casino Business since July 1, 2006.

(e) ACE Lo has the option to acquire the Boardwalk Equity Interests pursuant to the Traymore Call Agreement. ACE Lo’s option rights under the Traymore Call Agreement have not been exercised. The Traymore Call Agreement is in full force and effect on the date hereof, and there exists no default or event of default under the Traymore Call Agreement on the date hereof by ACE Lo, AREH or any other party thereto.

(f) As of the Measurement Date, each of the ACE Selling Parties has, to the extent in its possession or control, delivered or made available for review to Buyer true, correct and complete copies of (i) the current title insurance policies and/or any updated preliminary title reports, commitments or lender’s policies of title insurance relating to the ACE Real Property, (ii) the most recent surveys related to the ACE Real Property, and (iii) all material development agreements, reciprocal easement agreements, land use agreements, redevelopment agreements, agreements relating to the zoning of the ACE Real Property and all other material agreements relating to the use or operation of the ACE Real Property and any business conducted thereon, and all building condition or engineering property reports with respect to the ACE Real Property.

(g) As of the Measurement Date, to the ACE Selling Parties’ knowledge, the ACE Real Property and its use or occupancy is now in compliance in all material respects with all applicable building, zoning, subdivision and other land use and similar Laws affecting the ACE Real Property.

(h) As of the Measurement Date, there is no action, proceeding or litigation, in each case, to which the ACE Selling Parties are a party defendant, pending, or, to the best of the ACE Selling Parties’ knowledge threatened to be brought against the ACE Selling Parties as a party defendant (i) to condemn all or any portion of the ACE Real Property, (ii) to take all or any portion of the ACE Real Property, or any interest therein, by eminent domain, (iii) to modify the zoning of, or other governmental rules or restrictions applicable to, the ACE Real Property or the use or development thereof, (iv) for any street widening or changes in highway or traffic lanes or patterns in the immediate vicinity of the ACE Real Property, (v) which otherwise would interfere with the use, ownership, improvement, development and/or operation of the ACE Real Property, or (vi) otherwise relating to the ACE Real Property or the interests of ACE Lo therein, in each case, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on (A) ACE Lo, (B) the ability of the ACE Selling Parties to operate the ACE Real Property in the manner presently conducted or (C) the ability of Buyer or ACE Lo to use, own, improve, develop and/or operate any individual parcel of ACE Real Property.

(i) As of the Measurement Date, (i) the ACE Selling Parties are not party to any commitments to or agreements with any Governmental Entity or agency (federal, state or local) or any other Person affecting the use, improvement or ownership of the ACE Real Property which are not described in the ACE Disclosure Letter or herein and (ii) except as set forth in Section 5.14(i) of the ACE Disclosure Letter, there are no outstanding judgments relating to the ownership, lease, use or occupancy by any Person of any ACE Real Property.

(j) As of the Measurement Date, (i) ACE Lo has obtained all appropriate certificates of occupancy, easements and rights of way, including proofs of dedication, required to use and operate the ACE Real Property in the manner in which the ACE Real Property is currently used and in a manner consistent with past practice, except for such certificates, easements or rights of way that are ministerial in nature and normally issued in due course upon the application therefor without further action of the applicant, (ii) correct and complete copies of all such certificates, permits and licenses have been provided to Buyer, and (iii) ACE Lo has all approvals, permits and licenses (including without limitation all environmental Permits) necessary to own and operate the ACE Real Property as currently owned and operated and in a manner consistent with past practice.

(k) As of the Measurement Date, except as set forth in the Pro Forma Title Policies, no special assessments have been levied or, to the ACE Selling Parties’ knowledge, are threatened or pending against all or any part of the ACE Real Property.

Section 5.15 Compliance with Laws.

(a) As of the Measurement Date, to the ACE Selling Parties’ knowledge, ACE Lo is, and its operations are being conducted, in compliance with all Laws and judgments applicable to ACE Lo (including without limitation any Gaming Laws), except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ACE Selling Parties.

(b) As of the Measurement Date, ACE Lo and, to the ACE Selling Parties’ knowledge, each of its members, managers, directors, officers and Persons performing management functions similar to officers, hold all material permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all authorizations under Gaming Laws), necessary to operate the Casino Property and conduct the Casino Business (“Permits”), each of which is in full force and effect in all material respects, and, to the ACE Selling Parties’ knowledge, no event has occurred which permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Permit that currently is in effect, except where such revocation, non-renewal, modification, suspension, limitation or termination would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ACE Selling Parties. To the ACE Selling Parties’ knowledge, each of its members, managers, directors, officers, key employees and Persons performing management functions similar to officers, in each case whose position is related to the Casino Business, are in compliance in all material respects with the terms of the Permits. There are no Legal Proceedings by any Governmental Entity with respect to ACE Lo, the Casino Business or the Casino Property that are pending, or to the knowledge of the ACE Selling Parties, threatened, which may result in the revocation, cancellation, termination or suspension, or any adverse modification of any Permits. Notwithstanding anything contained in this Section 5.15, the representations contained herein do not concern Environmental Laws, which are the subject of the representations in Section 5.17.

(c) As of the Measurement Date, neither ACE Lo nor, to the ACE Selling Parties’ knowledge, any of its members, managers, directors, officers, key employees or Persons performing management functions similar to officers, in each case whose position is related to the Casino Business, has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three (3) years under, or relating to any violation or possible violation of any Gaming Laws related to actions or inactions at the Casino Property which did or would be reasonably likely to result in fines or penalties of One Million Dollars ($1,000,000) or more, in the aggregate. To the ACE Selling Parties’ knowledge, there are no facts, which if known to the Gaming Authorities will or would be reasonably likely to result in the revocation, limitation or suspension of any Gaming Approval.

(d) The provisions of this Section 5.15 shall not apply (and are not intended to apply) to Taxes.

Section 5.16 Investment Company Act of 1940. Neither of the ACE Selling Parties is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 5.17 Other Environmental Matters.

(a) As of the Measurement Date, to the knowledge of the ACE Selling Parties, (i) there does not exist on, at, in or under the Casino Property or any other real property presently or formerly owned, leased, operated or used by ACE Lo any Hazardous Substance that would reasonably be expected to give rise to a material liability and (ii) ACE Lo is in compliance in all material respects with all applicable Environmental Laws.

(b) As of the Measurement Date, there are no pending or, to the knowledge of the ACE Selling Parties, threatened claims or other proposed actions or proceedings by any Person (including any Governmental Entity or third party) affecting the Casino Property or any other real property presently or formerly owned, leased, operated or used by ACE Lo under or pursuant to any Environmental Laws that would reasonably be expected to give rise to a material liability.

(c) As of the Measurement Date, to the knowledge of the ACE Selling Parties, there are no, and there have not been any, aboveground or underground storage tanks on, at, in or under the Casino Property or any other real property presently or formerly owned, leased, operated or used by ACE Lo.

(d) As of the Measurement Date, ACE Lo has not used, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any Hazardous Substances, or owned or operated any property or facility (including without limitation the Casino Property) in a manner that has given or would reasonably be expected to give rise to any material liability, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damage or attorneys fees, pursuant to any Environmental Laws.

(e) As of the Measurement Date, accurate and complete copies of all environmental reports, tests, studies, investigations and surveys performed on or with respect to the Casino Property by, on behalf of or in the possession of ACE Lo have been provided to Buyer.

(f) As of the Measurement Date, none of the ACE Selling Parties has received any order, citation, directive, inquiry, notice, summons, warning or other communication of any alleged potential or actual violation of Environmental Law or any actual or potential material Environmental Liability respecting the Casino Property or any other real property presently or formerly owned, leased, operated or used by ACE Lo.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF AREH SELLING PARTIES

THAT ARE BROUGHT DOWN FOR PURPOSES OF THE CLOSING CONDITIONS

Each AREH Selling Party hereby represents and warrants, jointly and severally, to Buyer that the statements contained in this ARTICLE VI are true and correct as of the date hereof and as of the Closing Date as if made at and as of such times, except as set forth herein and in the disclosure letter delivered by the AREH Selling Parties to Buyer on the date of this Agreement (the “AREH Disclosure Letter”). The AREH Disclosure Letter is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent applicable, only qualify other paragraphs in this Agreement to the extent the matters to be excepted from such other paragraphs is reasonably apparent from the text of the disclosure in the AREH Disclosure Letter.

Section 6.1 Organization of the Selling Parties. Each of the AREH Selling Parties is duly organized and validly existing under the laws of its jurisdiction of organization and has all requisite limited liability company or partnership power and authority to carry on its respective business as now being conducted.

Section 6.2 Authority; No Conflict; Required Filings and Consents.

(a) Each of the AREH Selling Parties has all requisite power and authority to enter into this Agreement and to consummate the transactions that are contemplated hereby. The execution and delivery of this Agreement by the AREH Selling Parties and the consummation by each AREH Selling Party of the transactions to which it is a party that are contemplated by this Agreement have been duly and validly authorized by all requisite limited liability company or partnership action, and no other action of any such AREH Selling Party or any board or committee thereof or any other limited liability or partnership proceeding on the part of such AREH Selling Parties or their respective members or partners are necessary to authorize this Agreement, and no other action of any AREH Selling Party or any board or committee thereof or any other limited liability or partnership proceeding on the part of such AREH Selling Parties or their respective members or partners is necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each AREH Selling Party and, assuming this Agreement constitutes the valid and binding obligation of Buyer and the ACE Selling Parties, constitutes the valid and binding obligation of the AREH Selling Parties, enforceable against each of the AREH Selling Parties in accordance with its terms, subject, as to enforcement, to (x) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (y) general principles of equity.

(b) The execution and delivery of this Agreement by the AREH Selling Parties and the consummation by the AREH Selling Parties of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the respective organizational documents of the AREH Selling Parties or (ii) subject to the governmental filings and other matters referred to in Section 6.2(c) hereof, contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Entity or any other Person the right to revoke, withdraw, suspend, cancel, terminate, or modify, in each case in any respect, any permit, concession, franchise, license, judgment, or Law applicable to the AREH Selling Parties, or any of them, except in the case of clause (ii) for any such contraventions, conflicts, violations, revocations, withdrawals, suspensions, cancellations, terminations or modifications which (x) are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the AREH Selling Parties or (y) would not materially impair or delay the Closing.

(c) No Consent of, with or from any Governmental Entity is required by or with respect to any AREH Selling Party in connection with the execution and delivery of this Agreement by the AREH Selling Parties or the consummation by the AREH Selling Parties, or any of them, of the transactions to which they are a party that are contemplated by this Agreement, except for (i) the filing of the pre-merger notification report under the HSR Act and (ii) such other Consents which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the AREH Selling Parties.

Section 6.3 Capitalization.

(a) The AREH Subs Equity Interests represent all of the issued and outstanding Equity Interests of the AREH Subs, all of which are duly authorized, validly issued, fully paid and nonassessable, were not issued in violation of any preemptive rights created by applicable Laws, the applicable AREH Sub’s organizational documents or any Contract. There are no outstanding or authorized profit participation or any other contractual rights the value of which is derived from the financial performance of the AREH Subs or the value of any AREH Subs Equity Interests. There is no liability for, or obligation with respect to, any dividends, distributions or similar participation interests declared or accumulated but unpaid with respect to any AREH Subs Equity Interests. There are no obligations, contingent or otherwise, of any

AREH Sub to repurchase, redeem or otherwise acquire any of the AREH Subs Equity Interests or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any entity other than guarantees of bank obligations or indebtedness for borrowed money entered into in the ordinary course of business.

(b) There are no (i) options, warrants or other rights, agreements, arrangements or commitments to which any AREH Sub is a party, or by which any AREH Sub is bound, relating to issued or unissued AREH Subs Equity Interests, other than the Traymore Call Agreement, (ii) securities convertible into or exchangeable for AREH Subs Equity Interests, (iii) obligations of any AREH Selling Party to issue, sell, transfer, pledge or otherwise dispose of any Equity Interests in, or securities convertible into or exchangeable for Equity Interests in, any AREH Sub or (iv) bonds, debentures, notes or other indebtedness of any AREH Sub having voting rights (or convertible into securities having such rights) issued and outstanding. There are no voting trusts, proxies or other voting agreements or understandings to which any AREH Sub is a party or by which any AREH Sub is bound with respect to the issued or unissued Equity Interests of such AREH Sub. ACE Lo’s option rights under the Traymore Call Agreement have not been exercised. The Traymore Call Agreement is in full force and effect on the date hereof, and there exists no default or event of default under the Traymore Call Agreement on the date hereof by ACE Lo, AREH or any other party thereto.

(c) AREH, either directly or through its wholly-owned Subsidiaries, (i) owns all of the issued and outstanding AREH Subs Equity Interests free and clear of all Liens, (ii) has good title to such AREH Subs Equity Interests and, (iii) at the Closing, (A) will transfer and convey to Buyer good title to such AREH Subs Equity Interests, and/or (B) will cause BEC to transfer and convey to Buyer good and marketable title to the Boardwalk Equity Interests, and/or (C) will cause Draper Associates LLC to transfer and convey to Buyer good and marketable title to the Equity Interests in MLK I and MLK III, in each case free and clear of all Liens. None of the AREH Subs Equity Interests were certificated and no evidences of ownership were ever issued by any of the AREH Sub for the AREH Subs Equity Interests.

Section 6.4 Certain Real Estate Contracts. There are no Contracts with respect to the sale, exchange, encumbrance, lease or transfer of any or any portion of the Traymore Land, or any interest therein, and no Person has any option, right of first refusal or right of first offer to purchase all or any portion of the Traymore Land, or any interest therein. There are no agreements relating to the use and occupancy of the Traymore Land that are not terminable upon thirty (30) days’ notice.

Section 6.5 Labor Matters. No AREH Sub is a party to any collective bargaining agreement, neutrality agreement, “card check” or other current labor agreement with or respecting any labor union or organization that purports to bind the current or future casino properties of any purchaser of the AREH Subs Equity Interests (including Buyer, pursuant to this Agreement) or require a redeveloped casino on the Traymore Site to be unionized.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF AREH SELLING PARTIES

THAT ARE BROUGHT DOWN SOLELY FOR PURPOSES OF INDEMNITY

Each AREH Selling Party hereby represents and warrants, jointly and severally, to Buyer that the statements contained in this ARTICLE VII are true and correct as of the date hereof and as of the Closing Date as if made at and as of such times (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except as set forth herein and in the AREH Disclosure Letter. The AREH Disclosure Letter is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent applicable, only qualify other paragraphs in this Agreement to the extent the matters to be excepted from such other paragraphs is reasonably apparent from the text of the disclosure in the AREH Disclosure Letter.

Section 7.1 Other Organizational Matters. Each of the AREH Selling Parties is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not have a Material Adverse Effect on the AREH Selling Parties. None of the AREH Subs has any Subsidiaries or holds or owns any interests or investments in any Person, other than interests or investments which constitute cash or cash equivalents. Copies of the organizational documents of each of the AREH Selling Parties have been made available to Buyer, and such copies are accurate and complete copies of such organizational documents as in effect on the date hereof.

Section 7.2 Agreements, Contracts and Commitments. Section 7.2 of the AREH Disclosure Letter sets forth a true, correct and complete list and, if such Contract is not in writing, a description of any material terms thereof, of each material Contract to which any of the AREH Subs is a party or to which any is bound (collectively, the “AREH Subs Contracts”), in each case in effect on the date hereof. The AREH Selling Parties have delivered or made available to Buyer full copies of all written AREH Subs Contracts as in effect on the date hereof. Each Assumed AREH Subs Contract is valid and binding upon the AREH Subs (and, to the AREH Selling Parties’ knowledge, on all other parties thereto), in accordance with its terms and is in full force and effect. As of the Measurement Date, (i) there is no breach or violation of or default by any of the AREH Subs under any Assumed AREH Subs Contract, whether or not such breach, violation or default has been waived, (ii) to the AREH Selling Parties’ knowledge there is no breach or violation of or default by any other Person under any Assumed AREH Subs Contract, (iii) the AREH Subs have performed all obligations required to be performed by the AREH Subs under any Assumed AREH Subs Contract, and (iv) no event has occurred with respect to any AREH Subs which, with notice or lapse of time or both, would constitute a breach, violation or default of, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a Lien, prepayment or acceleration under, any Assumed AREH Subs Contract, except in the case of each of clauses (i) – (iv) above, as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the AREH Selling Parties.

Section 7.3 Absence of Undisclosed Liabilities. Section 7.3 of the AREH Disclosure Letter sets forth the liabilities and obligations of the AREH Subs as of June 30, 2006, required to be reflected on a balance sheet in accordance with GAAP. As of the Measurement Date, except as set forth on Section 7.3 of the AREH Disclosure Letter and except for liabilities incurred since June 30, 2006 in the ordinary course of business consistent with past practice, to the AREH Selling Parties’ knowledge, there are no liabilities or obligations of any AREH Subs, whether or not accrued, contingent or otherwise.

Section 7.4 Tax Matters.

(a) Each of the AREH Subs has been properly classified as an entity disregarded as an entity separate from its owner within the meaning of Treasury Regulations Section 301.7701-3(b)(1)(ii), and applicable state Income Tax Law, at all times since its inception and is not a successor to any other person or entity. Each AREH Subs’ owner for such Federal and applicable state Income Tax purposes has been AREH at all times since such AREH Subs’ respective inception.

(b) All material Tax Returns required to be filed with respect to (including without limitation with respect to the income, business, or activities of) the AREH Subs, either separately by any Person or as part of a consolidated, combined or unitary group, have been timely filed (taking into account extensions timely filed) with the appropriate Governmental Entity. All such Tax Returns are true, correct and complete in all material respects. Neither the AREH Subs nor AREH is currently the beneficiary of any extension of time to file any such Tax Return, except as set forth in Section 7.4(b) of the AREH Disclosure Letter. AREH has delivered to Buyer true, correct and complete copies of all material Tax Returns of, or with respect to the income, business, or activities of, the AREH Subs relating to any open Tax Periods that have been filed by the AREH Subs.

(c) As of the Measurement Date, all material Taxes that have become due with respect to (including without limitation with respect to the income, business, or activities of) each of the AREH Subs have been timely paid (whether or not shown on a Tax Return). Each of the AREH Subs is in compliance in all material respects with, and its records contain all information and documents necessary to comply in all material respects with, all applicable information reporting and Tax withholding requirements under federal, state and local Laws. All material Taxes that any of the AREH Subs is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been timely paid to the proper Governmental Entity. Each of the AREH Subs has properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or other transactions as to which such AREH Subs would have been obligated to collect or withhold Taxes, except where its failure to do so would not have a Material Adverse Effect on such AREH Sub.

(d) As of the Measurement Date, there are currently no deficiencies for Taxes that have been claimed, proposed or assessed with respect to the income, business, or activities of any of the AREH Subs, nor are there any ongoing, pending or threatened claims, audits, investigations, examinations, or subpoenas or requests for information relating to any liability in respect of Taxes with respect to the income, business, or activities of the AREH Subs, nor are there any matters under discussion with any Governmental Entity in respect of Taxes with respect to the income, business, or activities of any AREH Subs. Except as set forth in Section 7.4(d) of the AREH Disclosure Letter, no power of attorney has been executed by or on behalf of any of the AREH Subs with respect to any matters relating to Taxes that is currently in force, and no extension or waiver of a statute of limitations relating to Taxes of the AREH Subs is in effect. No claim has ever been made by any Governmental Entity in a jurisdiction where any AREH Sub does not file Tax Returns that such AREH Sub is or may be subject to taxation in that jurisdiction.

(e) As of the Measurement Date, none of the AREH Subs has requested or received any ruling from any Governmental Entity, or signed any binding agreement with any Governmental Entity, that would increase the Tax liability of any AREH Sub for any Post-Measurement Date Tax Period. Neither Buyer nor the AREH Subs will be required to recognize for Tax purposes in a Post-Closing Tax Period any income or gain that would otherwise have been required to be recognized under the accrual method of accounting in a Pre-Closing Tax Period, as a result of any of the AREH Selling Parties making a change in method of accounting.

(f) As of the Measurement Date, there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon any of the assets of any of the AREH Subs.

(g) None of the AREH Subs has been a member of any affiliated group of corporations which has filed a combined, consolidated or unitary Income Tax Return for federal, state, local or foreign Tax purposes. None of the AREH Subs is liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, by contract, or otherwise.

(h) As of the Measurement Date, there are no Tax sharing, indemnity, allocation or similar agreements in effect as between any of the AREH Subs (or any predecessors thereof), on the one hand, and any other Person, on the other hand. None of the AREH Subs has any contractual obligations to indemnify any other Person with respect to Taxes.

(i) AREH is not a “foreign person” within the meaning of Section 1445 of the Code.

Section 7.5 Insurance. As of the Measurement Date, the insurance policies maintained by the AREH Selling Parties or their respective Affiliates in respect of the Adjacent Properties are in full force and effect, and all premiums due with respect thereto have been paid or accrued. As of the Measurement Date, with respect to each such insurance policy, neither the AREH Subs nor any other party to the policy is in breach or default thereunder. As of the Measurement Date, there is no claim by any of the AREH Selling Parties or their respective Affiliates under any such insurance policies currently pending against any insurer under such insurance policies as to which coverage has been denied or disputed, in whole or in part, by any such insurer. As of the Measurement Date, to the knowledge of the AREH Selling Parties, the AREH Selling Parties have not received any written notice from any insurance carrier which has issued a policy of insurance with respect to the Adjacent Properties of any material defects or deficiencies or requesting the performance of any material repairs, alterations or other work with respect to the Adjacent Properties.

Section 7.6 Litigation.

(a) As of the Measurement Date, there is no Legal Proceeding pending, or as to which either of the AREH Selling Parties has received any written notice of assertion or, to the knowledge of the AREH Selling Parties, threatened against (i) either of the AREH Selling Parties or any of their respective assets, properties or businesses or (ii) any of their respective executive officers or directors, in their capacities as such, before any Governmental Entity, where the amount involved (excluding attorneys’ fees and costs) would reasonably be expected to exceed Five Hundred Thousand Dollars ($500,000).

(b) As of the Measurement Date, there are no Legal Proceedings pending or, to the AREH Selling Parties’ knowledge, threatened with respect to this Agreement or seeking to prevent, hinder, materially modify or challenge the Purchase or the other transactions contemplated hereby.

(c) As of the Measurement Date, no AREH Sub has entered into any agreement to settle or compromise any Legal Proceeding pending or threatened against it which involves (i) any material obligation other than money that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such AREH Sub, and/or (ii) the payment of money, which such payment or payments would exceed Five Hundred Thousand Dollars ($500,000).

(d) As of the Measurement Date, no AREH Sub is subject to any outstanding judgment against it awarding monetary damages in excess of Five Hundred Thousand Dollars ($500,000).

(e) The provisions of this Section 7.6 shall not apply (and are not intended to apply) to Taxes.

Section 7.7 Brokers. None of the AREH Selling Parties nor any of their respective Affiliates or Representatives have employed any broker, financial advisor or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

Section 7.8 Operations of AREH Subs. Each of the AREH Subs was formed solely to purchase the applicable Adjacent Properties, and none of the AREH Subs has engaged in any business or other activities or incurred any liabilities, other than in connection with the purchase and ownership of the Adjacent Properties and the transactions contemplated hereby.

Section 7.9 No Other Conflicts. The execution and delivery of this Agreement by the AREH Selling Parties and the consummation by the AREH Selling Parties of the transactions contemplated by this Agreement will not, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any bond, mortgage, indenture or Assumed AREH Subs Contract to which the AREH Selling Parties, or any of them, is a party or by which the AREH Selling Parties, or any of them, may be bound, except for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which (a) are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the AREH Selling Parties or (b) would not materially impair or delay the Closing.

Section 7.10 Adjacent Real Property.

(a) Section 7.10(a) of the AREH Disclosure Letter contains (i) a complete and accurate list, legal descriptions and street addresses where available, of all real property and/or Improvements owned (or, with respect to the Restaurant Land, that may be owned at the Closing) by the AREH Subs, including without limitation the Adjacent Land (the “Adjacent Owned Property”) and (ii) a complete and accurate list, legal descriptions, and street addresses where available, of all real property leased or occupied pursuant to written occupancy agreements by the AREH Subs, as tenant, lessee, sub-lessee, licensee, manager, or otherwise, including, without limitation, all real property on which any parking lot operations, office or administrative operations are conducted or which are otherwise material to the operation of the AREH Subs’ businesses (each such leased property, an “Adjacent Leased Property”). The Adjacent Owned Property and the Adjacent Leased Property are referred to herein collectively as the “Adjacent Real Property” or the “Adjacent Properties.”

(b) The AREH Subs (or, with respect to the Restaurant Site, if the Restaurant Purchase is consummated prior to the Closing, will) hold title to each parcel of the Adjacent Real Property as set forth in the pro forma title policies set forth on Exhibit I-2 attached hereto (the “Adjacent Real Property Pro Forma Title Policies” and, together with the ACE Real Property Pro Forma Title Policies, the “Pro Forma Title Policies”).

(c) As of the Measurement Date, the AREH Selling Parties have provided to Buyer true, correct and complete copies of all agreements by any AREH Sub as lessor or sublessor and any third party in connection with the Adjacent Real Property, or any portion thereof (the “Assumed Leases”), each of which is in full force and effect on the date hereof, and there exists no default or event of default under such Assumed Lease on the date hereof on the part of either landlord or tenant thereunder. Except for the Assumed Leases, there are no other agreements, written or oral, between the AREH Subs and any other Person giving any Person or entity any rights to use, occupy or operate on or any interest in the Adjacent Real Property or any portion thereof or otherwise affecting or relating to the Adjacent Real Property. None of the AREH Subs is in material default under the documents governing the Assumed Leases and, to the AREH Selling Parties’ knowledge, no defaults (whether or not subsequently cured) by any AREH Subs or any other party have been alleged in writing thereunder, and to the AREH Selling Parties’ knowledge, no event has occurred with the giving of notice, or the passage of time, or both, which would constitute a material default or violation or breach in any respect under the documents governing the Assumed Leases.

(d) As of the Measurement Date, the AREH Selling Parties have delivered or made available for review to Buyer true, correct and complete copies of (i) the current title insurance policies and/or any updated preliminary title reports, commitments or lender’s policies of title insurance relating to the Adjacent Real Property, (ii) the most recent surveys related to the Adjacent Real Property, and (iii) all material development agreements, reciprocal easement agreements, land use agreements, redevelopment agreements, agreements relating to the zoning of the Adjacent Real Property and all other material agreements relating to the use or operation of the Adjacent Real Property and any business conducted thereon, and all building condition or engineering property reports with respect to the Adjacent Land.

(e) As of the Measurement Date, there are no documents pursuant to which the Adjacent Leased Property is occupied by an AREH Sub, as tenant, subtenant, licensee or otherwise.

(f) As of the Measurement Date, to the AREH Selling Parties’ knowledge, the Adjacent Real Property and its use or occupancy is now in compliance in all material respects with all applicable building, zoning, subdivision and other land use and similar Laws affecting the Adjacent Real Property.

(g) As of the Measurement Date, there is no action, proceeding or litigation, in each case, to which the AREH Selling Parties are a party defendant, pending, or, to the AREH Selling Parties’ knowledge, threatened to be brought against the AREH Selling Parties as a party defendant (i) to condemn all or any portion of the Adjacent Real Property, (ii) to take all or any portion of the Adjacent Real Property, or any interest therein, by eminent domain, (iii) to modify the zoning of, or other governmental rules or restrictions applicable to, the Adjacent Real Property or the use or development thereof, (iv) for any street widening or changes in highway or traffic lanes or patterns in the immediate vicinity of the Adjacent Real Property, (v) which otherwise would interfere with the use, ownership, improvement, development and/or operation of the Adjacent Real Property, or (vi) otherwise relating to the Adjacent Real Property or the interests of the AREH Selling Parties therein, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the AREH Selling Parties or the ability of the AREH Subs or Buyer to use, own, improve, develop and/or operate any individual parcel of Adjacent Real Property.

(h) As of the Measurement Date, the AREH Selling Parties are not party to any commitments to or agreements with any Governmental Entity or agency (federal, state or local) affecting the use, improvement or ownership of the Adjacent Real Property which are not described in the AREH Disclosure Letter or herein.

(i) As of the Measurement Date, there are no outstanding judgments relating to the ownership, lease, use or occupancy by any Person of any Adjacent Real Property.

(j) As of the Measurement Date, the AREH Subs have obtained all appropriate certificates of occupancy, easements and rights of way, including proofs of dedication, required to use and operate the Adjacent Real Property in the manner in which the Adjacent Real Property is currently used and in a manner consistent with past practice, except for such certificates, easements or rights of way that are ministerial in nature and normally issued in due course upon the application therefor without further action of the applicant. Correct and complete copies of all such certificates, permits and licenses have been provided to Buyer. As of the Measurement Date, the AREH Subs have all approvals, permits and licenses (including without limitation all environmental Permits) necessary to own and operate the Adjacent Real Property as currently owned and operated and in a manner consistent with past practice.

(k) Except as set forth in the Pro Forma Title Policies, as of the Measurement Date, no special assessments have been levied or, to the knowledge of the AREH Selling Parties, are threatened or pending against all or any part of the Adjacent Real Property.

(l) There are no Contracts with respect to the sale, exchange, encumbrance, lease or transfer of any or any portion of the Adjacent Real Property, or any interest therein, and no Person has any option, right of first refusal or right of first offer to purchase all or any portion of the Adjacent Real Property, or any interest therein. There are no agreements relating to the use and occupancy of the Adjacent Real Property that are not terminable upon thirty (30) days’ notice.

Section 7.11 Compliance With Laws. As of the Measurement Date, to the AREH Selling Parties’ knowledge, the use and occupancy by the AREH Subs of the Adjacent Real Property is in compliance with all applicable Laws of any Governmental Entity. As of the Measurement Date, none of the AREH Selling Parties have received any notice from any Governmental Entity having jurisdiction over the Adjacent Real Property advising that the Adjacent Real Property or any use or occupancy thereof is in material violation of any applicable Law, ordinance or regulation, including without limitation any zoning or other municipal ordinance. Notwithstanding anything to the contrary in this Section 7.11, the representations herein do not concern Environmental Laws, which are the subject of the representations in Section 7.12.

Section 7.12 Other Environmental Matters.

(a) As of the Measurement Date, to the knowledge of the AREH Selling Parties, there does not exist on, at, in or under the Adjacent Real Property or any other real property presently or formerly owned, leased, operated or used by any of the AREH Subs any Hazardous Substance that would reasonably be expected to give rise to a material liability. As of the Measurement Date, to the knowledge of the AREH Selling Parties, each of the AREH Subs is in compliance in all material respects with all applicable Environmental Laws.

(b) As of the Measurement Date, there are no pending or, to the knowledge of the AREH Selling Parties, threatened claims or other proposed actions or proceedings by any Person (including any Governmental Entity or third party) affecting the Adjacent Real Property or any other real property presently or formerly owned, leased, operated or used by the AREH Subs under or pursuant to any Environmental Laws that would reasonably be expected to give rise to a material liability.

(c) As of the Measurement Date, and to the knowledge of the AREH Selling Parties, there are no, and there have not been any, aboveground or underground storage tanks on, at, in or under the Adjacent Real Property or any other real property presently or formerly owned, leased, operated or used by the AREH Subs.

(d) As of the Measurement Date, none of the AREH Subs has used, treated, stored or disposed of, arranged for or permitted the disposal of, transported, handled or released any Hazardous Substances, or owned or operated any facility (including without limitation the Traymore Property) in a manner that has given or would reasonably be expected to give rise to any material liability, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damage or attorneys fees, pursuant to any Environmental Laws.

(e) As of the Measurement Date, accurate and complete copies of all environmental reports, tests, studies, investigations and surveys performed on or with respect to the Adjacent Real Property by, on behalf of or in the possession of any of the AREH Subs have been provided to Buyer.

(f) As of the Measurement Date, none of the AREH Selling Parties has received any written order, citation, directive, inquiry, notice, summons, warning or other communication of any alleged potential or actual violation of Environmental Law or any actual or potential material Environmental Liability respecting the Adjacent Real Property or any other real property presently or formerly owned, leased, operated or used by any of the AREH Subs.

Section 7.13 Labor Matters. No AREH Sub is a party to any collective bargaining agreement, neutrality agreement, “card check” or other current labor agreement with or respecting any labor union or organization.

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Selling Parties that the statements contained in this ARTICLE VIII are true and correct as of the date hereof except as set forth herein and in the disclosure letter delivered by Buyer to the AREH Selling Parties on the date of this Agreement (the “Buyer Disclosure Letter”). The Buyer Disclosure Letter is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Agreement and the disclosure in any paragraph shall, to the extent applicable, only qualify other paragraphs in this Agreement to the extent the matters to be excepted from such other paragraphs is reasonably apparent from the text of the disclosure in the Buyer Disclosure Letter.

Section 8.1 Organization. Buyer is duly organized and validly existing under the laws of its jurisdiction of organization and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties.

Section 8.2 Authority; No Conflict; Required Filings and Consents.

(a) Buyer has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Buyer of the transactions to which it is a party that are contemplated hereby have been duly authorized by all necessary action on the part of Buyer and no other proceedings or actions on the part of Buyer or its stockholders are necessary to authorize such execution, delivery and performance. This Agreement has been duly executed and delivered by Buyer and, assuming this Agreement constitutes the valid and binding obligation of the respective Selling Parties thereto, constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) The execution and delivery of this Agreement by Buyer does not, and the consummation by Buyer of the transactions to which it is a party that are contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of Buyer, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, or other Contract or obligation to which Buyer is a party or by which it or its properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 8.2(c) hereof, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity or any other Person the right to revoke, withdraw, suspend, cancel, terminate, or modify any permit, concession, franchise, license, judgment, or Law applicable to Buyer or any of its properties or assets, except in the case of clause (ii) and (iii) for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which are not, individually or in the aggregate, reasonably likely to have a Buyer Material Adverse Effect.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the Purchase and the other transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) any approvals or filing of notices required under the Gaming Laws, if any, and (iii) such other material filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which the Companies conduct any business or own any assets.

Section 8.3 Financing. Subject to (a) the accuracy of Sellers’ representations and warranties in this Agreement, (b) the accuracy and completeness of the materials provided by the Selling Parties to Buyer prior to the date of this Agreement and (c) the Selling Parties’ compliance with their respective covenants and agreements in this Agreement, Buyer has available to it as of the date of this Agreement and will have available to it on the Closing Date funds or access to funds sufficient to enable Buyer to pay the Purchase Price and all fees and expenses necessary or related to the consummation of the transactions contemplated by this Agreement.

Section 8.4 Legal Proceedings. As of the date hereof, except as set forth in Section 8.4 of the Buyer Disclosure Letter, there are no Legal Proceedings pending or, to Buyer’s knowledge, threatened with respect to this Agreement or seeking to prevent, hinder, materially modify or challenge the Purchase or the other transactions contemplated hereby.

Section 8.5 Brokers. Neither Buyer nor any of its Representatives have employed any broker, financial advisor or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

Section 8.6 Ownership of New Jersey Casino. Buyer does not own a casino facility or other gaming facility located in the state of New Jersey.

ARTICLE IX

COVENANTS

Section 9.1 Casino Shutdown; WARN Act Notice.

(a) Within three (3) business days following the execution of this Agreement, ACE Hi shall cause ACE Lo to give the notice required under the WARN Act (the “WARN Act Notice”) to employees of ACE Lo (the “Casino Employees”) (such date, the “WARN Act Notice Date”). To the extent that it may do so in compliance with applicable law and subject to any contrary order or directive from the Gaming Authorities, ACE Hi shall cause ACE Lo to continue to operate the Casino Business through the required notice period under the WARN Act in accordance with Section 9.1(b) and Section 9.2(a) hereof. Whether or not ACE Lo is permitted to continue to operate a gaming business, it shall continue to employ and compensate its employees that have not resigned or been terminated in accordance with past practice during the required notice period under the WARN Act.

(b) Prior to the Closing, ACE Hi shall cause ACE Lo to surrender to the New Jersey Casino Control Commission its certificate of operation for the Casino Business in the State of New Jersey (the “Casino Shutdown”). In addition, ACE Hi shall use commercially reasonable efforts to cause ACE Lo to comply with a Casino Shutdown plan set forth in Section 9.1(b) of the ACE Disclosure Letter (the “Casino Shutdown Plan”).

(c) The parties hereby acknowledge and agree that prior the Casino Shutdown, the operations of ACE Lo may deteriorate and such deterioration, by itself, will not constitute a breach of any representation, warranty or covenant or condition to Buyer’s obligation to close or constitute grounds for a termination of this Agreement or the Purchase. Subject to Section 9.2(a)(i)(B) through (N) and (x)(ii) hereof, Buyer hereby acknowledges and agrees that: (i) ACE Lo and the Casino Business may not be able to operate in a manner that is in the ordinary course of business or that is consistent with past practice, and its failure to operate in the ordinary course of business or consistent with past practice shall not, by itself, constitute a breach of any representation, warranty or covenant or condition to Buyer’s obligation to close or constitute grounds for a termination of this Agreement or the Purchase, and (ii) if employees in certain key positions resign, ACE Lo may be required to cease all gaming operations.

(d) Buyer shall be responsible for funding any cash shortfalls, including for any Taxes imposed on ACE Lo, of ACE Lo due to losses of the Casino Business after the Measurement Date and prior to Closing; provided that, at the time of any such funding by Buyer, ACE Lo shall be in material compliance with all of the covenants contained in Section 9.2(a) hereof. Not less than five (5) business days prior to the date on which ACE Hi reasonably projects that ACE Lo will suffer a cash shortfall, ACE Hi shall deliver written notice to Buyer of such projected cash shortfall and the amount of such cash shortfall, accompanied by reasonably sufficient back-up or supporting data used in the calculation of such projected cash shortfall as is sufficient to reflect how ACE Hi made such determination. Within two (2) business days following Buyer’s receipt of such written notice, Buyer and ACE Hi shall deliver joint written instructions to the Escrow Agent to deduct from the Deposit, release from escrow and pay to ACE Lo cash in an amount sufficient to cover such projected shortfall pursuant to the Deposit Escrow Agreement and this Section 9.1(d) and (ii) ACE Lo shall issue a promissory note in favor of Buyer substantially in the form attached hereto as Exhibit J (an “ACE Lo Promissory Note”) in an amount equal to the withdrawal from the Deposit described in preceding subclause (i). Each ACE Lo Promissory Note shall provide, among other things, that the cash payments by Buyer contemplated by this Section 9.1(d) shall be repaid by ACE Lo to Buyer only in the event this Agreement is terminated (A) by either Buyer or Sellers, pursuant to Section 11.1(b) (unless Buyer’s failure to fulfill any obligation under this Agreement has been the primary cause of, or materially contributed to, the failure of the Closing to occur on or before the Outside Date) or Section 11.1(c) (unless Buyer shall not have used its commercially reasonable efforts to prevent the entry of and to remove the applicable Restraint or if Buyer’s failure to fulfill any obligation under this Agreement has been the primary cause of, or materially contributed to, the action resulting in such Restraint), (B) by Buyer, pursuant to Section 11.1(d) or Section 11.1(h), or (C) by ACE Hi, with respect to the ACE Lo Purchase, pursuant to Section 11.1(g). The ACE Lo Promissory Note shall not be payable under any other circumstances. In the event that the Deposit shall decrease to an amount less than Forty Million Dollars ($40,000,000) as a result of the payments described in the preceding sentence, Buyer shall, within five (5) business days after such shortfall, promptly deposit into the Deposit Escrow cash in an amount equal to such shortfall in order to cause the Deposit to be equal to Fifty Million Dollars ($50,000,000). For purposes of clarity, Buyer and ACE Hi hereby acknowledge and agree that any adjustment in size of the Deposit pursuant to this Section 9.1(d) will result in a larger or smaller ACE Closing Payment. In no event will any ACE Lo Promissory Note be treated as a liability to reduce any payment to the Selling Parties under Article II hereof.

(e) Prior to the Closing, Buyer and ACE Hi shall use commercially reasonable efforts to resolve with the New Jersey Casino Control Commission the appropriate amounts, if any, of Progressive Gaming Liabilities, Outstanding Chip & Ticket-In/Ticket-Out Liabilities and unclaimed jackpot liabilities for which ACE Lo shall remain liable after the Casino Shutdown, including without limitation amounts to be paid into escrow, withheld and/or carried over to another meter when the casino reopens. Buyer shall and shall cause ACE Lo following the Closing to promptly pay to ACE Hi (i) any Escrow Gaming Amounts permitted to be released from any such escrow by the New Jersey Casino Control Commission and (ii) one-half ( 1/2) of any amounts (less a present value discount) permitted to be carried over to another meter when the casino reopens by the New Jersey Casino Control Commission or any other Governmental Entity, in each case in cash by wire transfer of immediately available funds to an account designated by ACE Hi to Buyer.

Section 9.2 Conduct of Business.

(a) Notwithstanding the acknowledgements and agreements contained in Section 9.1(c) hereof, the ACE Selling Parties shall be obligated to observe the covenants contained in this Section 9.2(a)(i)(B) through (N) and (a)(ii). Except as provided in this Agreement (but specifically excluding Section 9.1(c)) or as set forth in Section 9.2 of the ACE Disclosure Letter, during the period commencing on the date of this Agreement until the earliest of (x) the termination of this Agreement with respect to the ACE Lo Purchase or (y) the Closing, subject to the limitations set forth below:

(i) the ACE Selling Parties shall (except to the extent that Buyer shall otherwise consent in writing, which consent may not be unreasonably withheld):

(A)	subject to the limitations set forth in Section 9.1(c) above and including the effects of the Casino Shutdown and the other requirements of this Agreement, conduct ACE Lo’s business in the ordinary course in accordance with past practice;

(B)	(I) take all appropriate actions in accordance with past practice to maintain the confidentiality of ACE Lo’s business information and trade secrets (including the Customer Data), including without limitation (x) in accordance with past practice, limiting access to such confidential business information and trade secrets (including the Customer Data), and (y) other reasonable procedures and (II) obtain signed confidentiality agreements in the form of Exhibit 9.2 attached hereto provided by Buyer from each Casino Employee listed on Schedule 9.2(a)(i)(B) attached hereto as a condition to their receipt of severance payments upon the termination of their employment at the Casino Property, unless such severance payments are required to be paid by ACE Lo pursuant to the agreements or order listed on Schedule 2.1(b)(v) attached hereto;

(C)	use commercially reasonable efforts to protect from theft ACE Lo’s existing tangible assets (other than real property) provided that no claim shall be asserted by Buyer for any loss of such assets since the date hereof that, in the aggregate, do not exceed One Hundred Thousand Dollars ($100,000);

(D)	use commercially reasonable efforts to terminate the services of ACE Lo’s officers and employees, suppliers and vendors (other than (I) ACE Lo’s capital leases for gaming equipment, including shufflemasters and slot machines, (II) the License Agreement, (III) the Madison House Lease and (IV) the Brighton Park Agreements) in a manner consistent with maintaining required operations through the Closing Date during a Casino Shutdown;

(E)	comply with ACE Lo’s obligations under the Madison House Lease, except to the extent such obligations are inconsistent with the Casino Shutdown;

(F)	maintain ACE Lo’s qualifications and licenses to do business and maintain ACE Lo in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except as contemplated in this Agreement or where the failure to be so qualified, licensed or in good standing would not have a Material Adverse Effect on the ACE Selling Parties;

(G)	(I) with respect to ACE Hi, continue to pay Income Taxes if and when due with respect to the income, business, or activities of ACE Lo, and (II) with respect to ACE Lo, shall continue to pay Non-Income Taxes when due with respect to the income, business, or activities of ACE Lo;

(H)	(I) to the extent permitted by applicable Law, keep Buyer fully informed and consult with Buyer regarding any “effects” negotiations with any labor union or union representatives in connection with the Casino Shutdown, and (II) refrain from entering into any agreement or commitment in connection with any such negotiations without Buyer’s prior written consent;

(I)	(I) maintain the existing insurance coverage relating to the assets of ACE Lo (however, in the event any such coverage shall be terminated or lapse, ACE Lo shall provide written notice to Buyer a reasonable amount of time prior to such termination or lapse and procure such replacement insurance as shall be requested by Buyer, (II) at Buyer’s cost, acquire such other commercially available insurance coverage that Buyer directs in order to cover the assets of ACE Lo following the Measurement Date and (III) file claims for any available insurance coverage and diligently pursue such claims;

(J)	terminate all Contracts and other arrangements, whether written or oral, to which ACE Lo is a party or pursuant to which any of ACE Lo’s assets are bound under which any Affiliates of the Selling Parties (other than ACE Lo) provide or receive any direct benefit or payment, as of the Measurement Date, except for the Contracts listed on Schedule 9.2(a)(i)(J);

(K)	following the Measurement Date, at Buyer’s cost, take any specific actions and implement any specific changes or upgrades to ACE Lo’s procedures with respect to compliance with applicable building and safety codes, Environmental Laws and other applicable Laws and with respect to avoiding environmental mishaps, in each case as reasonably requested by Buyer;

(L)	clear all Liens on any of the assets of ACE Lo (other than Liens arising from or in connection with the GB Claims), provided that this covenant shall be deemed satisfied with respect to any Lien that has been bonded, discharged or which constitutes a Permitted Encumbrance;

(M)	promptly notify Buyer upon receipt of any written correspondence received by any ACE Selling Party regarding potential condemnation proceedings or restrictions on the use of the Casino

Property and take all steps reasonably requested by Buyer to resist any such condemnation proceedings or avoid the imposition of such restrictions; and

(N)	(I) operate each Plan in substantial compliance with its terms and with ERISA, the Code, and all other applicable Laws, (II) timely make all required contributions to all Plans and Multiemployer Plans, (III) not incur any liability on account of any “defined benefit plan” within the meaning of Section 3(35) of ERISA or any plan subject to Section 412 of the Code maintained or contributed to by any ERISA Affiliate of ACE Lo, (IV) not permit the creation of any Lien against the property of ACE Lo under Section 412(n) of the Code or Sections 302(f) or 4068 of ERISA, or the commission of any “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code for which ACE Lo or Buyer could be liable.

(ii) without limiting the generality of the foregoing, the ACE Selling Parties agree that they shall not (except to the extent that Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld); provided, however, that the conversion of the 3% Notes or the exercise or conversion of outstanding warrants to purchase ACE Hi Common Stock, in each case in accordance with their respective terms, shall not constitute a violation of this section:

(A)	amend or otherwise change ACE Lo’s organizational documents or form any Subsidiaries of ACE Lo or amend any term of the ACE Lo Equity Interests;

(B)	declare, set aside, make or pay any dividend, distribution (whether payable in cash, securities or property or any combination thereof), contribution, loan or any other payment in respect of any ACE Lo Equity Interests other than a distribution in kind of the Warehouse Property and the Warehouse Agreement or the cash proceeds of the Warehouse Property and/or the Warehouse Agreement to ACE Hi pursuant to Section 9.23;

(C)	issue, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any Equity Interests in ACE Lo, or any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, Equity Interests in ACE Lo, or any appreciation rights, performance units or other rights of any kind to acquire Equity Interests or such convertible or exchangeable securities of ACE Lo;

(D)	split, combine or reclassify any of the ACE Lo Equity Interests;

(E)	adopt a plan of or any complete or partial liquidation or adopt resolutions providing for or authorizing such liquidation of or adoption of a plan of or any dissolution, merger or consolidation of ACE Hi or ACE Lo;

(F)	except as set forth on Schedule 9.2(a)(ii)(F) attached hereto, pursuant to the Casino Shutdown Plan, or as required by applicable Law or any collective bargaining agreements that are listed on Section 4.6 of the ACE Disclosure Letter, grant to employees, officers or directors of ACE Lo any increase in salary or wages payable by ACE Lo;

(G)	enter into or amend any employment, consulting, indemnification, severance or termination agreement payable by ACE Lo with any present or former employee, manager, officer or director of any ACE Selling Party;

(H)	except for agreements to provide severance to the Casino Employees pursuant to the Stay-Put Bonuses or otherwise in accordance with this Agreement, and except as otherwise provided in Section 9.21, establish, adopt, enter into or amend in any material respect any Employee Benefit Plan applicable to ACE Lo (or arrangement that, had it been in existence on the date hereof, would be a Employee Benefit Plan applicable to ACE Lo);

(I)	except as otherwise provided by applicable Law, enter into or amend any collective bargaining agreement or any successor collective bargaining agreement, neutrality agreement, “card check” or any other labor agreement with or respecting any labor union or union representative;

(J)	make or authorize any capital expenditure payable by ACE Lo, except for (I) necessary maintenance and safety expenditures and (II) other capital expenditures that do not exceed, in the aggregate, Two Hundred Thousand Dollars ($200,000);

(K)	knowingly operate in a manner not in compliance with applicable Laws and judgments, where in each case such knowing operation or failure would result in a Material Adverse Effect on ACE Lo;

(L)	enter into any commitments or agreements with any Governmental Entity or agency (Federal, state or local) or any other Person affecting the use, improvement or ownership of the ACE Real Property;

(M)	enter into or amend any commitment or Contract (i) having a term beyond the Closing; or (ii) that obligates ACE Lo or binds any of ACE Lo’s assets, in each case other than those entered into with third parties that are not Affiliates of any of the Selling Parties and as reasonably necessary to implement the Casino Shutdown Plan, and provided that at least two (2) days’ prior written notice has been provided to Buyer before entering into such commitments or Contracts;

(N)	(I) sell, pledge, transfer, lease, dispose of, grant, encumber or otherwise authorize the sale, pledge, lease, transfer, disposition, grant or encumbrance of any of the properties or assets of ACE Lo, except for (x) sales of inventory in the ordinary course of business or (y) Permitted Encumbrances, or (II) acquire (x) any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof, or a substantial portion of the assets thereof (including without limitation by merger, consolidation, lease or acquisition of Equity Interests or assets), (y) any interests or investments in any Person, other than interests or investments which constitute cash or cash equivalents or (z) any other assets outside of the ordinary course of business;

(O)	fail to perform in all material respects all of ACE Lo’s obligations under the ACE Material Contracts, or waive, release, assign, settle or compromise any material rights or claims, except to the extent such obligations are inconsistent with the Casino Shutdown;

(P)	except as permitted in Section 9.16 or Section 12.3 hereof, with respect to ACE Lo (including without limitation with respect to its income, business, or activities), (I) make or rescind any material election relating to Taxes, (II) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (III) make any material change to any method of reporting income, deductions, or other items for Tax purposes, (IV) make any material change in method of accounting for Tax purposes, in each case except as required by Law, (V) execute any power of attorney by or on behalf of ACE Lo with respect to any matters relating to Taxes, (VI) extend or waive any statute of limitations relating to Taxes of ACE Lo, or (VII) enter into any Tax sharing, indemnity, allocation or similar agreements as between ACE Lo, on the one hand, and any other Person, or enter into any contractual obligations to indemnify any other Person with respect to Taxes;

(Q)	except as contemplated in Section 9.1(d), with respect to ACE Lo, (I) incur or assume any Indebtedness, except (x) up to One Hundred Thousand Dollars ($100,000) and (y) as will be repaid in full prior to or at the Closing by ACE Lo, (II) assume, guarantee, endorse or otherwise cause ACE Lo to become liable or responsible (whether directly, contingently or otherwise, but excluding the deposit, negotiation or endorsement of negotiable instruments for collection in the ordinary course of business) for the obligations of any other Person, (III) vary ACE Lo’s inventory practices in any material respect from ACE Lo’s past practices in the ordinary course of business, except any such variation as is consistent with the Casino Shutdown, (IV) accept deposits or advance payments in respect of any room reservations for any periods after the Closing or (V) make or authorize any loans, advances or capital contributions to, or investments in, any other Person (including advances to present or former employees, officers, managers, directors or other Affiliates of ACE Lo) except in the ordinary course of business;

(R)	other than in the ordinary course of business, waive any material defenses with respect to, or make any payment of any material liability (other than Indebtedness permitted by paragraph (Q) above) of ACE Lo, including without limitation any payments of principal as guarantor under the 3% Notes, before the same comes due in accordance with its terms;

(S)	enter into or amend any Leases with respect to the Casino Property;

(T)	adopt or propose any amendment, change or modification in the certificate of incorporation or bylaws or other applicable governing instruments of ACE Hi that would delay, prevent, frustrate or materially interfere with this Agreement, the ACE Lo Purchase and the other transactions contemplated hereby;

(U)	waive any benefits, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which ACE Lo is a party;

(V)	make any material change in accounting principles, practices or methods by ACE Lo, except insofar as may be required by a change in GAAP;

(W)	settle or compromise any Legal Proceeding for which Buyer is not indemnified pursuant to this Agreement, other than in respect of the GB Claims or as permitted in paragraph (P) above;

(X)	create any Liens on title to the Casino Property, other than Permitted Encumbrances;

(Y)	enter into any new lines of business or expand the Casino Business;

(Z)	dispose of, transfer, or alter in any material way the mix and type of slot machines at the Casino Property;

(AA)	exercise ACE Lo’s option rights under the Traymore Call Agreement;

(BB)	(I) slow ACE Lo’s collection practices for gaming receivables, (II) increase wagering limits or (III) increase the level of credit to customers;

(CC)	take any action that could reasonably be expected to result in a failure of any of the conditions set forth in ARTICLE X hereof; or

(DD)	agree or commit to do any of the foregoing.

(b) Except as expressly contemplated by this Agreement or as disclosed on Section 9.2(b) of the AREH Disclosure Letter, during the period from the date of this Agreement and continuing until the earlier of (x) the termination of this Agreement with respect to the AREH Subs Purchase or (y) the Closing:

(i) the AREH Selling Parties shall (except to the extent that Buyer shall otherwise consent in writing, which consent may not be unreasonably withheld):

(A)	operate and manage the Adjacent Properties in the same manner done by the AREH Subs prior to the date of this Agreement,

(B)	(I) with respect to AREH, continue to pay Income Taxes if and when due with respect to the income, business, or activities of AREH and each of the AREH Subs, and (II) with respect to the AREH Subs, shall continue to pay Non-Income Taxes when due with respect to the income, business, or activities of AREH and each of the AREH Subs,

(C)	(I) maintain the existing insurance coverage relating to the assets of the AREH Subs (however, in the event any such coverage shall be terminated or lapse, the AREH Subs shall provide written notice to Buyer a reasonable amount of time prior to such termination or lapse and procure such replacement insurance as shall be requested by Buyer, (II) at Buyer’s cost, the AREH Subs shall acquire such other commercially available insurance coverage that Buyer directs in order to cover the assets of the AREH Subs following the Measurement Date and (III) file claims for any available insurance coverage and diligently pursue such claims, and

(D)	terminate all Contracts and other arrangements, whether written or oral, to which any AREH Sub is a party or pursuant to which any of the AREH Subs’ assets are bound under which any Affiliates of the Selling Parties (other than such AREH Subs) provide or receive any direct benefit or payment,

(E)	following the Measurement Date, at Buyer’s cost, take any specific actions and implement any specific changes or upgrades to the AREH Subs’ procedures with respect to compliance with applicable building and safety codes, Environmental Laws and other applicable Laws and with respect to avoiding environmental mishaps, in each case as reasonably requested by Buyer,

(F)	clear all Liens on any of the assets of AREH Subs, provided that this covenant shall be deemed satisfied with respect to any Lien that has been bonded, discharged or which constitutes a Permitted Encumbrance;

(G)	promptly notify Buyer upon receipt of any written correspondence received by any AREH Selling Party regarding potential condemnation proceedings or restrictions on the use of the Traymore Property and take all steps reasonably requested by Buyer to resist any such condemnation proceedings or avoid the imposition of such restrictions;

(H)	(I) not adversely modify or amend the Restaurant Purchase Agreement and (II) perform MLK III’s obligations under the Restaurant Purchase Agreement; and

(ii) without limiting the generality of the foregoing, the AREH Selling Parties agree that they shall not, and AREH agrees to cause its Subsidiaries and BEC not to (except to the extent that Buyer shall otherwise consent in writing, which consent may not be unreasonably withheld):

(A)	amend or otherwise change the AREH Subs’ organizational documents or amend any term of the AREH Subs Equity Interests;

(B)	declare, set aside, make or pay any dividend, distribution (whether payable in cash, securities or property or any combination thereof), contribution, loan or any other payment in respect of any AREH Subs Equity Interests;

(C)	issue, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any Equity Interests in the AREH Subs, or any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, Equity Interests in the AREH Subs, or any appreciation rights, performance units or other rights of any kind to acquire Equity Interests or such convertible or exchangeable securities of the AREH Subs;

(D)	split, combine or reclassify of any of the AREH Subs Equity Interests;

(E)	adopt a plan of or any complete or partial liquidation or adopt resolutions providing for or authorizing such liquidation of or adoption of a plan of or any dissolution, merger or consolidation of any AREH Sub;

(F)	except as otherwise provided by applicable Law, enter into or amend any collective bargaining agreement or any successor collective bargaining agreement, neutrality agreement, “card check” or any other labor agreement with or respecting any labor union or union representative;

(G)	make or authorize any capital expenditure payable by any AREH Sub except for (I) necessary maintenance and safety expenditures and (II) other capital expenditures that do not exceed, in the aggregate, Fifty Thousand Dollars ($50,000);

(H)	knowingly operate in a manner not in compliance with applicable Laws and judgments, where in each case such knowing operation or failure would result in a Material Adverse Effect on the AREH Subs;

(I)	enter into any commitments or agreements with any Governmental Entity or agency (Federal, state or local) or any other Person affecting the use, improvement or ownership of the Adjacent Real Property;

(J)	enter into or amend any commitment or Contract that obligates any of the AREH Subs or binds any of the AREH Subs’ assets beyond the Closing Date, or extend any existing Contract of any of the AREH Subs beyond the Closing Date;

(K)	(A) sell, pledge, transfer, lease, dispose of, grant, encumber or otherwise authorize the sale, pledge, lease, transfer, disposition, grant or encumbrance of any of the properties or assets of the AREH Subs, except for (I) sales of inventory and excess or obsolete assets in the ordinary course of business and (II) Permitted Encumbrances, or (B) acquire (I) any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof, or a substantial portion of the assets thereof (including without limitation by merger, consolidation, lease or acquisition of Equity Interests or assets) (other than Boardwalk) or (II) any other assets outside of the ordinary course of business, other than the Restaurant Site;

(L)	enter into, terminate or adversely modify or amend any of the Assumed AREH Subs Contracts or waive, release, assign, settle or compromise any material rights or claims;

(M)	except as permitted in Section 9.16 or Section 12.3 hereof, with respect to the AREH Subs (including without limitation with respect to their respective income, business, or activities), (I) make or rescind any material election relating to Taxes, (II) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (III) make any material change to any method of reporting income, deductions, or other items for Tax purposes, in each case except as required by Law, (IV) make any material change in method of accounting for Tax purposes, in each case except as required by Law, (V) execute any power of attorney by or on behalf of any AREH Sub with respect to any matters relating to Taxes, (VI) extend or waive any statute of limitations relating to Taxes of any AREH Sub, or (VII) enter into any Tax sharing, indemnity, allocation or similar agreements as between AREH Sub, on the one hand, and any other Person, or enter into any contractual obligations to indemnify any other Person with respect to Taxes;

(N)	(I) incur or assume any Indebtedness of the AREH Subs, except as will be repaid in full prior to or at the Closing by the AREH Subs, (II) assume, guarantee, endorse or otherwise cause any AREH Sub to become liable or responsible (whether directly, contingently or otherwise, but excluding deposit, negotiation or endorsement of negotiable instruments for collection in the ordinary course of business) for the obligations of any other Person, or (III) make or authorize any loans, advances or capital contributions to, or investments in, any other Person;

(O)	other than in the ordinary course of business, waive any material defenses with respect to, or make any payment of any material liability (other than Indebtedness permitted by paragraph (N) above) of the AREH Subs;

(P)	enter into or amend any Leases with respect to the Adjacent Properties;

(Q)	allow the Adjacent Properties to deteriorate, ordinary wear and tear excepted;

(R)	settle or compromise any Legal Proceeding for which Buyer is not indemnified pursuant to this Agreement, other than in respect of the GB Claims or as permitted in paragraph (M) above;

(S)	create any Liens on title to the Adjacent Properties, other than Permitted Encumbrances;

(T)	take any action that could reasonably be expected to result in a failure of any of the conditions set forth in ARTICLE X hereof; or

(U)	agree or commit to do any of the foregoing.

Section 9.3 Cooperation; Notice; Cure. Subject to compliance with applicable Law (including, without limitation, antitrust Laws, Gaming Laws and privacy Laws), from the date hereof until the earlier of the termination of this Agreement or the Closing, Buyer and the Selling Parties shall confer on a regular basis with one or more Representatives of each other party to report on the general status of ongoing operations of the Properties. Buyer and the Selling Parties shall promptly notify each other in writing of, and will use commercially reasonable efforts to cure before the Closing Date, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that (a) causes or will cause any covenant or agreement of Buyer and the Selling Parties under this Agreement to be breached in any material respect, (b) renders or will render untrue in any material respect any representation or warranty of the respective parties contained in this Agreement or (c) of any fact, circumstance, event or action which will result in, or would reasonably be expected to result in, the failure of such party to timely satisfy any of the closing conditions specified in ARTICLE X hereof of this Agreement, as applicable. Nothing contained in Section 9.2 hereof shall prevent the Selling Parties from giving such notice, using such efforts or taking any action to cure or curing any such event, transaction or circumstance.

Section 9.4 No Solicitation.

(a) None of the ACE Selling Parties shall, nor shall they authorize, knowingly permit or cause any of their respective Affiliates or their or their respective Affiliates’ directors, officers, managers, employees or members, or any investment banker, financial advisor, attorney, accountant or other representative retained by any of them to, directly or indirectly, after the date hereof, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or knowingly take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes a Takeover Proposal (as defined below) or (ii) participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) regarding any Takeover Proposal; provided, however, that if, at any time prior to October 18, 2006 (the “Alternative Proposal Period”), the Board of Directors of ACE Hi determines in good faith, after consultation with its Affiliates and advisors, that a Takeover Proposal that was not solicited by it after the date hereof and did not otherwise result from a breach of this Section 9.4(a) is, or is reasonably likely to result in, a Superior Proposal (as defined in Section 9.4(d)(ii)), and subject to providing prior written notice of its decision to take such action to Buyer and compliance with Section 9.4(c), ACE Hi and its Affiliates, and their respective directors, executive officers, controlling persons, employees and advisors may (x) furnish information with respect to ACE Lo, ACE Hi and their respective Affiliates (including without limitation any Selling Party) to the Person making such proposal (and its Representatives) pursuant to a customary confidentiality agreement (provided, that such confidentiality agreement shall not in any way restrict ACE Hi from complying with its disclosure obligations under this Agreement, including with respect to such proposal; provided further, that any such confidentiality agreement need not contain a standstill or similar provision) and (y) participate in discussions or negotiations regarding such proposal. ACE Hi agrees to provide Buyer with any information provided in writing or a reasonable summary of oral information provided to the person making such Takeover Proposal and its Representatives substantially simultaneously with the provision thereof to such other person. Each of the ACE Selling Parties shall, and shall cause any of their respective Affiliates or any Persons acting on their behalf to, immediately cease and cause to be terminated any activities, discussions or negotiations with any parties existing on the date hereof with respect to any Takeover Proposal. Notwithstanding the foregoing, the Board of Directors of ACE Hi shall be permitted to disclose to the stockholders of ACE Hi a position with respect to a Takeover Proposal required by Rule 14e-2(a), Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act.

(b) Except as contemplated by this Section 9.4, neither the Board of Directors of ACE Hi nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Buyer, the approval or recommendation by such Board of Directors or such committee of this Agreement or the ACE Lo Purchase, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (iii) cause ACE Hi to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (other than a confidentiality agreement of the type and under the circumstances described in Section 9.4(a)) related to any Takeover Proposal (each, an “ACE Hi Acquisition Agreement”). Notwithstanding the foregoing, in response to a Takeover Proposal that was not solicited by it after the date of this Agreement and that did not otherwise result from a breach of Section 9.4(a), prior to October 18, 2006, the Board of Directors of ACE Hi may, if it determines in good faith, after consulting with outside counsel, that taking such action is reasonably required by the Board of Directors’ fiduciary obligations under applicable Law, (A) withdraw or modify, or propose publicly to withdraw or modify, the approval or recommendation by such Board of Directors or any committee thereof of this Agreement or the Purchase, (B) approve or recommend, or propose to approve or recommend, any Superior Proposal, or (C) terminate this Agreement with respect to the ACE Lo Purchase pursuant to Section 11.1(g) hereof simultaneously with the payment of the Termination Fee, but only after (I) such Board of Directors has determined in good faith that such Takeover Proposal constitutes a Superior Proposal, (II) ACE Hi has notified Buyer in writing of the determination that such Takeover Proposal constitutes a Superior Proposal, (III) Buyer has the opportunity to revise the terms of this Agreement to match or exceed the terms of such Superior Proposal within three (3) business days following receipt by Buyer of such notice, which shall include the right to match any non-price terms of such Superior Proposal (including without limitation, decreasing the size of or eliminating the Deposit, or replacing the Deposit with a letter of credit, if applicable, in the event that clause (II) in Section 9.4(d)(ii) is held unenforceable by a court of competent jurisdiction) and (IV) following the expiration of the three (3) business day period referenced in clause (III) above, the Board of Directors of ACE Hi has determined that the Superior Proposal remains a Superior Proposal. Notwithstanding the foregoing, other than in connection with a Takeover Proposal, the Board of Directors of ACE Hi may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would result in a breach of the Board of Directors’ fiduciary obligations under applicable Law, withdraw or modify the approval or recommendation by such Board of Directors or any committee thereof of this Agreement or the Purchase if ACE Hi has notified Buyer in writing of the decision to do so at least three (3) business days prior to the taking of such action, which notice shall specify in writing the reasons therefor. Notwithstanding anything to the contrary in this Agreement, Buyer and the Selling Parties hereby agree to issue a press release promptly following the execution of this Agreement which shall include the principal terms of this Agreement, including a summary of the primary terms of Section 9.4, Section 9.5 and Section 9.11 hereof. The parties have agreed to include in such press release the description of such provisions in Exhibit K attached hereto and that inclusion of such description in such press release shall be deemed to have satisfied the requirement of the previous sentence.

(c) In addition to the obligations of ACE Hi set forth in paragraphs (a) and (b) of this Section 9.4, ACE Hi shall as promptly as practicable advise Buyer, orally and in writing, of any request for information or of any Takeover Proposal (and in any case within 24 hours of such request or the receipt of such Takeover Proposal), the principal terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. ACE Hi shall keep Buyer informed of the status and material details (including amendments or proposed amendments) of any such request or Takeover Proposal as promptly as practicable.

(d) For purposes of this Agreement, the term:

(i) “Takeover Proposal” means any bona fide inquiry, proposal or offer from any Person relating to (A) any direct or indirect acquisition or purchase (or series of related acquisitions or purchases) of assets that constitute 20% or more of the Casino Property (other than any direct or indirect (i) sale of any interests of GB Holdings or GB Holding’s minority interest in ACE Hi, so long as AREH controls (through entities other than GB Holdings or its successors) more than 50% of the voting securities of ACE Hi, (ii) transfer of the interests in AREP Sands Holding LLC (“AREP Sands”) to any direct or indirect wholly-owned Subsidiary of AREH, or (iii) transfer of units of American Real Estate Partners, L.P. (“AREP”)), (B) any direct or indirect acquisition or purchase (or series of related acquisitions or purchases) of (I) 50% or more of any class of voting securities of ACE Hi or (II) any of the ACE Lo Equity Interests (other than any direct or indirect (i) transfer of the interests in AREP Sands to any direct or indirect wholly-owned Subsidiary of AREH or (ii) transfer of units of AREP), (C) any tender offer or exchange offer (or other offer to purchase or acquire) that, if consummated, would result in any Person beneficially owning (I) 50% or more of any class of voting securities of ACE Hi or (II) any of the ACE Lo Equity Interests (other than any direct or indirect (i) transfer of the interests in AREP Sands to any direct or indirect wholly-owned Subsidiary of AREH or (ii) transfer of units of AREP), (D) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving ACE Hi or ACE Lo or (E) any direct or indirect acquisition or purchase of, any joint venture or partnership or similar arrangement involving, or any recapitalization, restructuring or leveraged financing or similar transaction involving all or any portion of the Casino Property, in each case other than (I) any direct or indirect (i) transfer of the interests in AREP Sands to any direct or indirect wholly-owned Subsidiary of AREH or (ii) transfer of units of AREP and (II) the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means any written Takeover Proposal that the Board of Directors of ACE Hi determines in good faith (after consultation with its Affiliates and its advisors) to be more favorable (taking into account (A) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Takeover Proposal and the Purchase and the other transactions contemplated by this Agreement deemed relevant by the Board of Directors of ACE Hi, (B) the identity of the third party making such Takeover Proposal, (C) the anticipated timing, conditions and prospects for completion of such Takeover Proposal, including the prospects for obtaining regulatory approvals and financing, and any third party shareholder approvals and (D) the other terms and conditions of such Takeover Proposal) to ACE Hi’s stockholders than the ACE Lo Purchase and the other transactions directly relating to the ACE Selling Parties contemplated by this Agreement (taking into account all of the terms of any proposal by Buyer to amend or modify the terms of the Purchase and the other transactions contemplated by this Agreement), except that (I) the reference to “any of the ACE Lo Equity Interests” in clauses (B)(II) and (C)(II) of the definition of “Takeover Proposal” in Section 9.4(d)(i) shall be deemed to be a reference to “50% or more of the ACE Lo Equity Interests” and (II) the Takeover Proposal must include an escrow deposit in an amount at least equal to and upon terms and conditions substantially similar to the Deposit.

Nothing in this Section 9.4 is intended to prevent or preclude ACE Hi from communicating with its Affiliates, its or their controlling persons, or its counsel or advisors.

(e) (i) Prior to the termination of this Agreement with respect to the AREH Subs Purchase, AREH shall not and shall not permit its Subsidiaries or BEC to transfer or agree to transfer the Traymore Site, directly or indirectly, to any Person (other than to a direct or indirect wholly-owned Subsidiary of AREH that assumes all the obligations of the transferor under this Agreement), except either (x) in accordance with this Agreement or (y) pursuant to an exercise of the Traymore Call Right.

(ii) If the Board of Directors of ACE Hi has determined that a Takeover Proposal constitutes a Superior Proposal, AREH and Buyer shall remain obligated to consummate the AREH Subs Purchase pursuant to this Agreement, and all the relevant provisions of this Agreement relating to the AREH Subs Purchase shall survive any termination by ACE Hi with respect to the ACE Lo Purchase pursuant to Section 11.1(g) hereof based on the Superior Proposal; provided, however, that (A) the closing of the AREH Subs Purchase shall occur simultaneously with the closing of such Superior Proposal and (B) the closing of such Superior Proposal shall be a condition to the closing of the AREH Subs Purchase. For the avoidance of doubt, any purchase of the Boardwalk Equity Interests by Buyer pursuant to this subsection (ii) would be purchased subject to the continuing rights of ACE Lo, if any, under the Traymore Call Right.

(iii) In the event that such Superior Proposal is terminated without being consummated, then the ACE Selling Parties shall promptly notify Buyer of such termination in writing and Buyer may elect, by delivering written notice to the Selling Parties within thirty (30) days of the receipt of such notice from the ACE Selling Parties, to reinstate the rights and obligations of Buyer and the ACE Selling Parties under this

Agreement, including without limitation Buyer’s right to purchase the ACE Lo Equity Interests and the AREH Subs Equity Interests from ACE Hi and AREH, respectively, for the same purchase price and, to the extent possible, on the same terms and conditions as in this Agreement, modified as appropriate to reflect changes in the timing and circumstances surrounding the transaction (a “Revival”), and the parties shall enter into appropriate documents and agreements for such transaction as promptly as practicable. In the event that Buyer does not so elect to effect a Revival during such thirty (30)-day period pursuant to the preceding sentence, this Agreement shall immediately terminate pursuant to Section 11.1(i) hereof.

(f) (i) None of the AREH Selling Parties shall, nor shall they authorize, knowingly permit or cause any of their respective Affiliates or their or their Affiliates’ directors, officers, managers, employees or members, or any investment banker, financial advisor, attorney, accountant or other representative retained by any of them, or BEC, to, directly or indirectly, (A) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or knowingly take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes an AREH Subs Takeover Proposal (as defined below) or (B) participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) regarding any AREH Subs Takeover Proposal. Each of the AREH Selling Parties shall, and shall cause any of their respective Affiliates or any Persons acting on their behalf, including BEC, to immediately cease and cause to be terminated any activities, discussions or negotiations with any parties existing on the date hereof with respect to any AREH Subs Takeover Proposal.

(ii) None of the AREH Selling Parties (or the relevant governing bodies of such entities) shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Buyer, the approval or recommendation by such AREH Selling Party (or relevant governing body thereof) of this Agreement or the AREH Subs Purchase, (ii) approve or recommend, or propose publicly to approve or recommend, any AREH Subs Takeover Proposal, or (iii) cause any of the AREH Selling Parties to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any AREH Subs Takeover Proposal.

(iii) In addition to the obligations of the AREH Selling Parties set forth in subparagraphs (i) and (ii) of this Section 9.4(f), AREH shall as promptly as practicable advise Buyer, orally and in writing, of any request for information or of any AREH Subs Takeover Proposal (and in any case within 24 hours of such request or the receipt of such AREH Subs Takeover Proposal), the principal terms and conditions of such request or AREH Subs Takeover Proposal and the identity of the person making such request or AREH Subs Takeover Proposal. AREH shall keep Buyer informed of the status and material details (including amendments or proposed amendments) of any such request or AREH Subs Takeover Proposal as promptly as practicable.

(iv) For purposes of this Agreement, the term “AREH Subs Takeover Proposal” means any bona fide inquiry, proposal or offer from any person relating to (A) any direct or indirect acquisition or purchase of all or any portion of the Traymore Site or the other Adjacent Properties, (B) any direct or indirect acquisition or purchase of any Equity Interests of the AREH Subs, (C) any tender offer or exchange offer (or other offer to purchase or acquire) that, if consummated, would result in any Person beneficially owning any Equity Interests of the AREH Subs, (D) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving any of the AREH Subs, or (E) any direct or indirect acquisition or purchase of, any joint venture or partnership or similar arrangement involving, or any recapitalization, restructuring or leveraged financing or similar transaction involving all or any portion of the Traymore Site or all or any portion of Adjacent Properties, in each case other than (I) any direct or indirect transfer of units or Equity Interests, as applicable, of AREP or AREH, (II) any direct or indirect transfer of all or any portion of the assets of AREH or AREP to a wholly-owned subsidiary of AREP or AREH, and (III) the transactions contemplated by this Agreement.

Notwithstanding any of the terms or restrictions of this Section 9.4(f), AREH and its Subsidiaries may provide information to, and participate in discussions and negotiations with, any Person making a Superior Proposal in the same manner and to the same extent as the ACE Selling Parties are permitted pursuant to the preceding provisions of this Section 9.4.

Section 9.5 Requisite Stockholder Approval; Notice to Stockholders. Within one day following the execution of this Agreement, ACE Hi shall take all actions necessary in accordance with the DGCL and its organizational documents for the purpose of obtaining the Requisite Stockholder Approval, including obtaining from AREP Sands a stockholder written consent (the “Stockholder Consent”) approving this Agreement, the ACE Lo Purchase and the other transactions contemplated hereby directly relating to the ACE Selling Parties. Promptly following execution of the Stockholder Consent, and in no event more than five (5) business days following the date of this Agreement, ACE Hi shall send, pursuant to Section 228 of the DGCL, a written notice to all stockholders of ACE Hi that did not execute the Stockholder Consent informing them that this Agreement, the ACE Lo Purchase and the other transactions contemplated hereby directly relating to the ACE Selling Parties were approved by the stockholders of ACE Hi. Notwithstanding the foregoing, the Requisite Stockholder Approval shall be of no further force or effect in the event that ACE Hi terminates this Agreement with respect to the ACE Lo Purchase pursuant to Section 11.1(g) hereof.

Section 9.6 Access to Information.

(a) To the extent permitted by applicable Law and confidentiality obligations and upon reasonable advance notice, the ACE Selling Parties shall afford to Buyer and its officers, employees, accountants, counsel, financial advisors and other representatives (and to its potential financing sources and their respective representatives) (collectively, “Representatives”) reasonable access during normal business hours during the period prior to the Closing or termination of this Agreement to all of the Assumed ACE Lo Contracts and the properties, books, contracts, commitments, personnel and records of the ACE Selling Parties, to the extent permitted by applicable Law, and, during such period, to the extent permitted by applicable Law and confidentiality provisions, the ACE Selling Parties shall (i) confer on a regular and frequent basis with one or more Representatives of Buyer to discuss material operational and regulatory matters and the general status of its ongoing operations, (ii) advise Buyer of any change or event that has had or would reasonably be expected to have a material adverse effect on such party, and

(iii) furnish to Buyer promptly all other information concerning its business, properties and personnel, in each case as Buyer may reasonably request. Buyer shall schedule and coordinate all inspections with the individual(s) set forth in Section 9.6(a) of the ACE Disclosure Letter. ACE Hi shall be entitled to have its Representatives present at all times during any such inspection. Notwithstanding the foregoing, no ACE Selling Party shall be required to provide access to or to disclose any information (i) where such access or disclosure could jeopardize the attorney-client privilege or work product privilege of such ACE Selling Party or contravene any Law or binding agreement entered into prior to the date of this Agreement, or (ii) to the extent that outside counsel to ACE Hi advises that such access or disclosure should not be disclosed in order to ensure compliance with any applicable Law. Buyer agrees to hold confidential all information related to the ACE Selling Parties which it has received or to which it has gained access pursuant to this Agreement in accordance with the Confidentiality Agreement dated May 24, 2006 (the “Confidentiality Agreement”), by and between Buyer, Boardwalk and ACE Hi.

(b) To the extent permitted by applicable Law and confidentiality obligations and upon reasonable advance notice, the AREH Selling Parties shall afford to Buyer and its Representatives reasonable access during normal business hours during the period prior to the Closing to all Assumed AREH Contracts and the properties, books, contracts, commitments, personnel and records of the AREH Subs, to the extent permitted by applicable Law, and, during such period, to the extent permitted by applicable Law and confidentiality provisions, the AREH Subs shall (i) advise Buyer of any change or event that has had or would reasonably be expected to have a material adverse effect on such party, and (ii) furnish to Buyer promptly all other information concerning its business, properties and personnel, in each case as Buyer may reasonably request. Buyer shall schedule and coordinate all inspections with the individual(s) set forth in Section 9.6(b) of the AREH Disclosure Letter. AREH shall be entitled to have its Representatives present at all times during any such inspection. Notwithstanding the foregoing, no AREH Sub shall be required to provide access to or to disclose any information (i) where such access or disclosure could jeopardize the attorney-client privilege or work product privilege of such AREH Sub or contravene any Law or binding agreement entered into prior to the date of this Agreement, or (ii) to the extent that outside counsel to such AREH Sub advises that such access or disclosure should not be disclosed in order to ensure compliance with any applicable Law. Buyer agrees to hold confidential all information related to the AREH Subs which it has received or to which it has gained access pursuant to this Agreement in accordance with the Confidentiality Agreement.

Section 9.7 Regulatory Matters; Commercially Reasonable Efforts.

(a) Regulatory Approvals. Each party hereto shall cooperate and promptly prepare and file all necessary documentation, effect all necessary applications, notices, petitions and filings, and shall use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things in order to obtain all approvals and authorizations of all Governmental Entities, necessary or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by this Agreement. Buyer shall have the responsibility for the preparation and filing of any required applications, filings or other materials; provided however, that the ACE Selling Parties shall provide and cause their respective Affiliates to provide Buyer with any information required in connection with such filings as promptly as practicable; and the Selling Parties or their Affiliates shall have the right to review and approve in advance all characterizations of the information relating to the Selling Parties that appear in any application, notice, petition or filing made in connection with the transactions contemplated by this Agreement. Buyer and the Selling Parties agree that they will consult and cooperate with each other with respect to the obtaining of all such necessary approvals and authorizations of Governmental Entities.

(b) Filings. Each of Buyer, ACE Hi and AREH undertakes and agrees to file as soon as practicable a Notification and Report Form under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”). Each of Buyer and the Selling Parties shall respond as promptly as practicable under the circumstances to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any Governmental Entity in connection with any Law. Buyer shall have the exclusive right to direct and control the process of obtaining the Governmental Consents (as defined below) required in connection with the transactions contemplated by this Agreement and the Selling Parties agree to reasonably cooperate with Buyer with respect thereto.

(c) Cooperation. In addition, each party shall, subject to applicable Law and to the terms and conditions hereof, except as prohibited by any applicable representative of any applicable Governmental Entity, (i) promptly notify each other party hereto of any material communication to that party relating to the transactions contemplated by this Agreement from the FTC, the Antitrust Division or any other Governmental Entity, and consult with the other party in advance regarding any material proposed written communication relating to the transactions contemplated by this Agreement to any of the foregoing in response thereto, and (ii) furnish the other party or its outside counsel with copies of all material correspondence, filings, and written communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Government Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

(d) Objections. In furtherance and not in limitation of the covenants of the parties contained in Section 9.7(a), Section 9.7(b) and Section 9.7(c), but subject to Section 9.7(f), each of Buyer and the Selling Parties shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by a Governmental Entity or other person with respect to the transactions contemplated hereby under any antitrust Law or other applicable Law but no party shall be required under this Agreement to divest itself of assets or limit its freedom of action with respect to, or its ability to retain, any business, services, employees or assets. In connection with the foregoing, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any antitrust Law or other applicable Law, subject to Section 9.7(f), each of Buyer and the Selling Parties shall cooperate in all material respects with each other and use its respective commercially reasonable efforts to, as promptly as practicable, contest and resist any such action or proceeding, to limit the scope or effect of any proposed action of, or remedy sought to be obtained or imposed by, any Governmental Entity, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the transactions contemplated by this Agreement.

(e) Further Actions. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary or advisable under applicable Laws (including the HSR Act and the Gaming Laws) to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by this Agreement, including (i) obtaining any required third party consents and Governmental Consents, (ii) taking any steps reasonably requested by either party in order to comply with applicable Laws related to (A) Front Money, (B) guests’ baggage checked in or left in the care of ACE Lo at the Casino Property, (C) guests’ personal property in safe deposit boxes located at the Casino Property and (D) motor vehicles checked and placed in the care of ACE Lo at the Casino Property, (iii) taking any steps required by the applicable Gaming Authorities to store gaming equipment and (iv) and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(f) Commercially Reasonable Efforts. Notwithstanding the foregoing, as used in this Section 9.7 or in any other provision of this Agreement, “commercially reasonable efforts” shall not include nor require (A) any party to sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of any properties or other asset, (B) any party to conduct or agree to conduct its business in any particular manner after the Closing, (C) the Selling Parties or Buyer to terminate the employment of or remove any of its executive officers or directors, or (D) any Person to pay any fee or payment to obtain any consent other than standard filing fees and the like established by any applicable Governmental Entity. None of the Selling Parties may take or agree to take any action, or consent to or agree to consent to any such restriction without the prior written consent of Buyer.

(g) SEC Filings. Each of Buyer and, following the Closing, ACE Lo, on the one hand, and ACE Hi, on the other hand, shall, and shall use commercially reasonable efforts to cause their Representatives to, reasonably cooperate with each other (including without limitation providing reasonable access to the books and records of ACE Lo or ACE Hi), at the requesting party’s expense, in the preparation of any filings to be made by such requesting party or its Affiliates with the SEC or other Governmental Entities related to this Agreement and the transactions contemplated hereby or otherwise, including without limitation, ACE Hi’s and/or Buyer’s or their respective Affiliates’ filings of quarterly or annual reports on Form 10-Q or Form 10-K or the filings of current reports on Form 8-K announcing the Purchase and/or the Closing.

Section 9.8 State Anti-Takeover Statutes. The ACE Selling Parties shall (i) use commercially reasonable efforts requested by Buyer such that no state anti-takeover statute or similar statute or regulation or provision in any organizational document becomes applicable to this Agreement, the ACE Lo Purchase or any of the other transactions contemplated hereby and (ii) if any state anti-takeover statute or similar statute or regulation or provision in any organizational document becomes applicable to this Agreement, the ACE Lo Purchase or any of the other transactions contemplated hereby, use commercially reasonable efforts reasonably

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requested by Buyer such that this Agreement, the ACE Lo Purchase and the other transactions contemplated hereby may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement to minimize the effect of such statute or regulation or provision in any organizational document on the ACE Lo Purchase and the other transactions contemplated by this Agreement; provided that the term “commercially reasonable efforts” as used in this Section 9.8 shall not include the payment of costs or incurrence of expenses by the ACE Selling Parties or a requirement to identify or conduct a survey of state anti-takeover statutes.

Section 9.9 Publicity. Subject to the provisions of Section 9.4(b) hereof, Buyer and the Selling Parties will consult with each other before issuing, and provide each other the reasonable opportunity to review, comment upon and concur with, any press release or other public statements announcing the transactions contemplated by this Agreement to the public, including the Purchase, and shall not issue any such press release or make any such public statement prior to such consultation, except as any party, after consultation with counsel, determines is required by applicable Law or applicable rule or regulation of the NYSE; provided that the provisions of this Section 9.9 shall not apply to require prior consultation with respect to any disclosures containing the same information in substantially the same form as disclosures that have previously been included in any press release or other public statement and have previously been approved by the other parties hereto.

Section 9.10 Further Assurances and Actions.

(a) Subject to the terms and conditions herein, each party hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, to fulfill all conditions precedent applicable to such party pursuant to this Agreement and to execute, acknowledge and deliver in proper form any further documents, certificates, agreements and other writings, and take such other action as such other party may reasonably require, in order to effectively carry out the intent of this Agreement.

(b) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement or to vest Buyer with full title to all properties, assets, rights, approvals, immunities, franchises of any of the parties to the Closing, the proper officers and/or directors of Buyer and the particular Seller shall take all reasonable actions and such Seller shall bear the cost of any such necessary action; provided that, if such action is necessary due to events or circumstances particular to Buyer, Buyer shall bear the cost of such action.

Section 9.11 Fees and Expenses.

(a) Except as provided in this Section 9.11 and Section 2.7(c) and Section 2.8(b) hereof, all fees and expenses incurred in connection with the Purchase, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Purchase is consummated; provided that (i) the filing fees pursuant to the pre-merger notifications under the HSR Act shall be paid by Buyer; (ii) all recording or filing fees (excluding any Taxes or fees described in the succeeding clauses (iii) and (iv)) with respect to the removal of any Liens on the Properties shall be paid by Sellers; (iii) any transfer, documentary, sales, use, stamp, registration and other such Taxes (including all applicable real estate transfer or similar Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with the Purchase and the transfers and other transactions contemplated by this Agreement (but excluding any Taxes or fees incurred with respect to the distribution-in-kind of the Warehouse Property by ACE Lo to ACE Hi, which shall be paid solely by ACE Hi, notwithstanding Section 12.3(c)(i)), shall be borne solely by Buyer, (iv) the Casino Mansion Taxes and the Adjacent Property Mansion Taxes shall be borne solely by Buyer (but in accordance with Section 2.6(c)(iii) and Section 2.7(a)(vi) hereof one-half ( 1/2) of such Taxes shall be deducted from the AREH Closing Payment and the ACE Closing Payment, respectively), (v) Buyer will pay for all costs of obtaining any title insurance hereunder, including without limitation, the ALTA owner’s extended coverage policies of title insurance for the Properties and (vi) the fees and expenses of the Escrow Agent under each of the escrow agreements contemplated by this Agreement shall be paid one-half ( 1/2) by Buyer and one-half ( 1/2) by the applicable Seller or Sellers that are parties to such escrow agreements.

(b) In the event that (i) following execution of the Stockholder Consent, a Takeover Proposal (or the intention of any person to make one), whether or not conditional, shall have been made known to ACE Hi or shall have been publicly disclosed and thereafter (x) this Agreement is terminated by Buyer pursuant to Section 11.1(d) or Section 11.1(h) hereof and (y) within twelve (12) months of such termination ACE Hi or AREH executes any ACE Hi Acquisition Agreement or any person consummates any Takeover Proposal, (ii) this Agreement is terminated by ACE Hi with respect to the ACE Lo Purchase pursuant to Section 11.1(g) hereof, or (iii) this Agreement is terminated by Buyer pursuant to Section 11.1(f), then in each case ACE Hi shall pay Buyer a fee equal to Ten Million Dollars ($10,000,000) (the “Termination Fee”), payable by wire transfer of same day funds. Payment of the Termination Fee to Buyer pursuant to (A) clause (i) above shall be made concurrently with the earlier of the consummation of the Takeover Proposal or the execution of the ACE Hi Acquisition Agreement, (B) clause (ii) above shall be made concurrently with termination of this Agreement and (C) clause (iii) above shall be made within two (2) business days of termination of this Agreement. In no event will Buyer be entitled to receive the Termination Fee more than once.

(c) ACE Hi acknowledges that the agreement contained in Section 9.11(b) is an integral part of the transactions contemplated by this Agreement, and that, without this agreement, Buyer would not enter into this Agreement. Accordingly, if ACE Hi fails promptly to pay any amount due pursuant to this Section 9.11, and, in order to obtain such payment, Buyer commences a suit that results in a judgment against ACE Hi for the payments set forth in this Section 9.11, ACE Hi shall pay to Buyer its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made plus 2% per annum; provided that, if ACE Hi prevails in such suit and is determined not to owe any amounts to Buyer pursuant to this Section 9.11, Buyer shall pay to ACE Hi its costs and expenses (including attorneys’ fees and expenses) in connection with defending such suit.

Section 9.12 Casualty and Condemnation.

(a) If, before the Closing, one or more of the Properties suffer damage, then the Closing shall proceed as scheduled and the applicable Seller shall, as of the Closing Date,

(i) promptly pay to Buyer all insurance proceeds received by the applicable Seller or its Affiliates, if any, with respect to such damage, destruction or other loss, less expenses incurred in collection of any proceeds applied to any physical restoration of the Properties and (ii) assign to Buyer all rights of such Seller and its Affiliates, if any, against third parties with respect to any causes of action, whether or not litigation has commenced as of the Closing Date, in connection with such damage, destruction or other loss. Between the date of the casualty and the Closing, Buyer will have the right to direct negotiations with the applicable insurance carriers of any of the Selling Parties with respect to any repairs (including the cost thereof) to be made, but shall not have the right to settle any such claim without Seller’s prior written consent. After the Closing, Buyer shall have the right to negotiate and settle with any insurance carriers of any of the Selling Parties with respect to which there is potential coverage for such damage, destruction or loss, provided that the applicable Seller shall have the right to consult with Buyer with respect to such negotiations or settlements.

(b) In the event a condemnation proceeding or payment in lieu of condemnation occurs relative to any part of the Properties prior to the Closing Date, all payments relative to such condemnation (the “Condemnation Amount”) shall be paid by the applicable Seller to Buyer at the Closing, or the rights to the Condemnation Amount shall be assigned to Buyer at the Closing, or, at the applicable Seller’s election, the applicable Seller’s portion of the Purchase Price shall be reduced by the Condemnation Amount.

Section 9.13 Conversion and Repayment of 3% Notes Prior to Closing. Prior to Closing, AREH shall, or shall cause its Affiliates who are holders of the 3% Notes (including without limitation, AREP Sands and its Affiliates) to, demand payment of all of the 3% Notes in shares of ACE Hi Common Stock in accordance with the terms of the Indenture by delivering a notice to ACE Hi pursuant to Section 301(f) of the Indenture (the “Demand Notice”). Following its receipt of the Demand Notice, ACE Hi shall take all actions and execute all proper certificates and instruments to acknowledge satisfaction and discharge of the Indenture prior to the Closing and cause, prior to the Closing, the release of all liens and security interests in any of the assets of ACE Lo, and the extinguishment of the guarantee given by ACE Lo in respect of the 3% Notes, including delivering or causing to be delivered to the Trustee (a) sufficient shares of ACE Hi Common Stock to satisfy the rights of holders of the 3% Notes to obtain the appropriate number of shares of ACE Hi Common Stock in respect of any payment pursuant to the Demand Notice and (b) an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Section 9.14 MLK Street Widening Project.

(a) ACE Lo has delivered to the CRDA a letter dated as of July 17, 2006, a copy of which has been provided to Buyer, pursuant to which ACE Lo formalized its application to the CRDA for the reservation of a certain portion of the CRDA Funds for direct investment in the MLK Street Widening Project. Such reservation, and various components of the MLK Street Widening Project, were approved by the CRDA by Resolution No. 06-54, dated July 18, 2006.

(b) The ACE Selling Parties hereby agree not to take any further actions with regard to the MLK Street Widening Project (including without limitation entering into an “investment agreement” with the CRDA with respect thereto) or the acquisition of certain real estate in the City of Atlantic City, State of New Jersey adjacent to the Casino Property (including, without limitation, that property commonly known as the Old Post Office (the “Old Post Office Land” and, together with the Improvements now or hereafter located thereon, the “Old Post Office Site”), without first obtaining Buyer’s written approval thereof.

(c) ACE Hi shall permit Buyer to participate in any further discussions with the CRDA regarding the investment agreement with the CRDA, the MLK Street Widening Project and ACE Lo’s acquisition of the Old Post Office Site, including an opportunity to negotiate with the CRDA regarding the scope of the MLK Street Widening Project.

Section 9.15 [Intentionally Omitted.]

Section 9.16 Real Property Tax Contests.

(a) ACE Hi shall have irrevocable control over any Real Property Tax Contest, including selecting counsel (“Counsel”) and expert witnesses (“Experts”) to represent ACE Lo in any proceedings and determining in its sole discretion whether such Real Property Tax Contest shall be undertaken, continued or discontinued by way of judicial or administrative proceedings, appeal, compromise, settlement or otherwise. ACE Hi’s right to control any Real Property Tax Contest shall include, without limitation, the right to direct ACE Lo to (i) settle any Real Property Tax Contest, (ii) appeal (or otherwise seek further review by an appellate court of) any decision or determination of any judicial or administrative body related to any Real Property Contest, and (iii) decline to take any further action following any judgment, order or decision of a judicial or administrative body. Notwithstanding the foregoing, ACE Hi agrees that it shall not settle any Real Property Tax Contest, without Buyer’s prior written consent, unless the aggregate amount of the Real Property Tax Refund to be received pursuant to the Real Property Tax Events equals or exceeds Twenty Million Dollars ($20,000,000) (without regard to the amount of fees of, and the costs and expenses incurred by, Counsel and Experts).

(b) ACE Hi, on the one hand, and ACE Lo and Buyer, on the other hand, shall be responsible for one-half ( 1/2) of the hourly fees (but excluding any contingent fees) of, and the costs and expenses actually incurred by, Counsel and Experts from and after the Measurement Date in connection with any Real Property Tax Contest.

(c) Following the Closing, (i) Buyer shall (or Buyer shall cause ACE Lo to) promptly notify ACE Hi after the receipt of and provide copies of any correspondence or other documents related to any Real Property Tax Contest, (ii) Buyer shall cause ACE Lo and/or Counsel to execute any documents reasonably necessary with respect to any Real Property Tax Contest (including without limitation filings of pleadings in any court of competent jurisdiction, powers of attorney, settlement agreements, stipulations and consents to the entry of any judgments or orders) and (iii) Buyer shall (or shall cause ACE Lo to) provide written notice to ACE Hi as promptly as reasonably practicable prior to changing the record owner of the Casino Property and cooperate with ACE Hi in connection with any substitution of parties in order to protect any claim with respect to the Real Property Tax Contests.

(d) The amount of any Real Property Tax Refund shall be (i) first, reduced by the amount of any contingent fees payable to Counsel, (ii) second, retained by Buyer until Buyer has received an aggregate amount of Real Property Tax Refunds equal to Ten Million Dollars ($10,000,000), (iii) third, paid to ACE Hi as provided in the immediately following sentence until ACE Hi has received an aggregate amount of Real Property Tax Refunds equal to Ten Million Dollars ($10,000,000), and (iv) fourth, split between Buyer and ACE Hi equally, and ACE Hi’s one-half ( 1/2) share paid to ACE Hi as provided in the immediately following sentence. On the later of (x) the Closing or (y) ten (10) business days following ACE Hi’s delivery of written notice to Buyer of the occurrence of any Real Property Tax Event (together with a copy of the evidence thereof), Buyer shall (or Buyer shall cause ACE Lo to) pay any amounts required to be paid pursuant to this Section 9.16(d) by wire transfer of immediately available funds.

(e) If Buyer or ACE Lo receives any cash payments, including interest, pursuant to a judgment of a judicial or administrative body relating to a Real Property Tax Contest prior to a Real Property Tax Event, such cash payments shall be allocated and paid in accordance with Section 9.16(d) hereof. At the time of a Real Property Tax Event with respect to such Real Property Tax Contest, there shall be an accounting by the parties to determine whether the allocation of such payments pursuant to the preceding sentence was correct, and whether any monies are due to ACE Hi or alternatively, if ACE Hi must return to ACE Lo, with interest thereon at the actual rate charged to ACE Lo, any excess monies received by it in the event the amount received pursuant to the Real Property Tax Event is modified downward.

(f) The parties hereto acknowledge and agree that, for purposes of determining whether credits shall be included in the calculation of any Real Property Tax Refund, such credits shall be taken into account whether or not they are used and whether or not they could be used, including in particular by reason of the fact that such credits may no longer be usable by ACE Lo, Buyer or any Affiliate of Buyer, or any transferee therefrom or successor thereto, if (i) ACE Lo does not continue to be the record owner of the Casino Property or (ii) ACE Lo does not continue to be the named party in the Real Property Tax Contests.

Section 9.17 Title to Properties; “As-Is” Physical Condition of Improvements.

(a) Title to Properties. In connection with the execution of this Agreement, Buyer has received from the title company (i) the Pro Forma Title Policies and (ii) the Preliminary Certifications and Reports. The Pro Forma Title Policies are subject only to the permitted exceptions to title for the Properties set forth on Schedule B-2 to each of the Pro Forma Title Policies attached as Exhibit I-1 or Exhibit I-2 hereto (collectively, the “Permitted Exceptions”). At least ten (10) days prior to the Closing, Sellers agree to deliver to the title company the customary indemnities (e.g., mechanics’ lien) and affidavits in the forms attached as exhibits to the Preliminary Certifications and Reports, and to deliver such other documents and take such actions as necessary to cause the satisfaction of the requirements contained in Schedule B-1 to each of the Preliminary Certifications and Reports.

(b) “As-Is” Physical Condition of Improvements. Buyer or its Representatives have had the opportunity to fully examine and inspect the physical condition of the Improvements prior to the execution of this Agreement, and subject to the representations and warranties in ARTICLE IV, ARTICLE V, ARTICLE VI and ARTICLE VII hereof and this Section 9.17(b),

Buyer agrees to accept the physical condition of the Improvements in an “AS-IS” condition. Buyer agrees that, except for the specific and express representations and warranties in ARTICLE IV, ARTICLE V, ARTICLE VI and ARTICLE VII hereof, Buyer is not relying upon any representations, statements or warranties of any Representative of any Seller as to the physical condition of the Improvements. To the extent not covered by the representations and warranties made in ARTICLE IV, ARTICLE V, ARTICLE VI and ARTICLE VII hereof, Buyer waives any right to assert any claim against Sellers, at Law or in equity, relating to the physical condition of the Improvements.

Section 9.18 Estoppel Certificates. Sellers shall (a) deliver to the lessor under each of the leases which are Assumed ACE Lo Contracts or AREH Occupancy Agreements, estoppel certificates and lessor consents certified to Buyer and Buyer’s lenders under its credit facility, which provide for, among other things, a mortgage of lessee’s leasehold interest in such ACE Leased Property or Adjacent Leased Property, as applicable, in a form reasonably acceptable to Buyer and Buyer’s lenders under its credit facility, (b) deliver to Buyer any such estoppel certificates or lessor consents obtained from such lessors and (c) at Buyer’s request, deliver to such lessors any follow-up requests reasonably requested by Buyer in a form provided by Buyer to Sellers. Buyer shall provide Sellers with the forms it wishes to use within thirty (30) days after this Agreement is executed. The failure to obtain any such consents or estoppel certificates shall not be a breach of Sellers’ covenants, obligations or representations or warranties or a failure of any of Buyer’s conditions to close under this Agreement.

Section 9.19 Cooperation on Tax Matters.

(a) The parties agree that the Traymore Price shall be allocated to the Traymore Site, and that, subject to such allocation, the Purchase Price (together with the applicable liabilities of the Companies and any other relevant items) shall be allocated among (i) the Interests and (ii) the assets of the Companies as set forth on Schedule 9.19 attached hereto (the “Purchase Price Allocation”), and if such schedule is not attached to this Agreement upon its execution, the parties will cooperate with mutual good faith effort to agree upon and attach such schedule hereto after execution of this Agreement and prior to the Closing. The parties hereto shall use the Purchase Price Allocation for all reporting purposes having to do with federal, state and local Taxes. The parties shall cooperate in connection with the preparation of, and shall timely file, any forms required to be filed under Section 1060 of the Code and any corresponding provision of state or local Tax law. Each of the parties agrees to file all Tax Returns and determine all Taxes (including, without limitation, for purposes of Section 1060 of the Code) in accordance with and based upon the Purchase Price Allocation. Buyer and Sellers shall promptly inform one another of any challenge by any Governmental Entity to any allocation made pursuant to this Section 9.19(a) and shall consult and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.

(b) Sellers shall prepare (or cause to be prepared), consistent with the past practices and customs of, or with respect to, the applicable Companies (unless a contrary position is required by applicable Law), and timely file (or cause to be timely filed) with the appropriate Governmental Entity, all Income Tax Returns of, or with respect to, the applicable Companies relating to Pre-Closing Tax Periods and all Non-Income Tax Returns of, or with respect to, the applicable Companies that are required to be filed on or before the Closing Date. Refunds of

Taxes paid by ACE Lo before the Measurement Date with respect to any Pre-Measurement Date Tax Period of ACE Lo, if received by ACE Lo or by Buyer on or after the Closing Date, shall be paid to ACE Hi; provided, however, that the foregoing shall not apply to (i) any such refund to which Section 9.16 applies, or (ii) any such refund to the extent that such refund is in respect of an item already included in any positive adjustment to the Purchase Price, or other credit hereunder, for the benefit of ACE Hi. If any such refund described in clause (ii) of the preceding sentence is received by ACE Hi on or after the Closing Date, such refund, up to the amount of the positive adjustment, shall be paid by ACE Hi to ACE Lo. Refunds of Taxes paid by ACE Lo on or after the Measurement Date with respect to any Post-Measurement Date Tax Period of ACE Lo, if received by ACE Hi, shall be paid by ACE Hi to ACE Lo. Refunds of Taxes paid by any of the MLK Entities before the Closing Date with respect to any Pre-Closing Tax Period of such MLK Entity, if received by such MLK Entity or by Buyer on or after the Closing Date, shall be paid to AREH; provided, however, that the foregoing shall not apply to any such refund to the extent that such refund is in respect of an item already included in any positive adjustment to the Purchase Price, or other credit hereunder, for the benefit of AREH. If any such refund described in the proviso of the preceding sentence is received by AREH on or after the Closing Date, such refund, up to the amount of the positive adjustment, shall be paid by AREH to the applicable MLK Entity. Refunds of Taxes paid by any of the MLK Entities on or after the Closing Date with respect to any Post-Closing Tax Period of such MLK Entity, if received by AREH, shall be paid by AREH to such MLK Entity. To the extent required by the Traymore Purchase Agreement, any refunds of real property Taxes paid with respect to the Traymore Site for periods prior to May 18, 2006, if received by Boardwalk, Buyer or AREH shall be paid to Boardwalk Regency Corp. Refunds of Taxes paid by Boardwalk with respect to any Tax Period of Boardwalk, if received by AREH, shall be paid by AREH to Boardwalk, except to the extent provided for in the preceding sentence. Except to the extent required by Law, (i) ACE Lo shall not file any amended Tax Return for any Pre-Measurement Date Tax Period and (ii) none of the MLK Entities shall file any amended Tax Return for any Pre-Closing Tax Period, in each case without the applicable Seller’s consent, which consent shall not be unreasonably withheld or delayed.

(c) Buyer shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) with the appropriate Governmental Entity all Income Tax Returns of, or with respect to, the Companies relating to Post-Closing Tax Periods and all Non-Income Tax Returns of, or with respect to, the Companies that are required (with all extensions) to be filed after the Closing Date. Except to the extent required by Law, once filed, Measurement Date Straddle Period Tax returns of ACE Lo and Closing Date Straddle Period Tax Returns of any MLK Entity shall not be amended, in each case, without the applicable Seller’s consent, which consent shall not be unreasonably withheld or delayed.

(d) Sellers and Buyer shall, and shall cause their respective Affiliates to, reasonably cooperate in preparing and filing all Tax Returns, including maintaining and making available to each other all records or information and personnel that may be relevant for the preparation of any Tax Returns, the determination of amounts due or payable hereunder in respect of Taxes, any audit or other examination by any Governmental Entity, the filing of any claim for a refund of Tax or for the allowance of any Tax credit, or any judicial or administrative proceedings relating to liability for Taxes with respect to all Tax Periods. Sellers and Buyer agree to (i) retain (or cause to be retained) all books and records with respect to Tax matters pertinent to any of the

Companies relating to any Pre-Closing Tax Period until the applicable statute of limitations with respect to Taxes for, or with respect to, such Company has expired and to abide by (or cause to be abided by) all record retention agreements entered into with any Governmental Entity; and (ii) allow (or cause to be allowed) any party, at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records as such party may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours at such party’s expense.

(e) Following the Closing, Buyer shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) with the appropriate Governmental Entity any Tax Returns required to be filed by Buyer in respect of the Casino Mansion Taxes and the Adjacent Property Mansion Taxes and shall timely pay to the appropriate Governmental Entity the Casino Mansion Taxes and the Adjacent Property Mansion Taxes.

Section 9.20 Like-Kind Exchange.

(a) Buyer or Sellers, or any of them, may elect to effect the transfer and conveyance of any of the assets of the Companies as part of a tax-deferred exchange under Section 1031 of the Code (a “Section 1031 Exchange”). If Buyer or Sellers, or any of them, so elects (an “Electing Party”), such Electing Party shall provide notice to Sellers (if the Electing Party is Buyer) or Buyer (if the Electing Party is a Seller) (“Non-Electing Party”) of its election, and thereafter such Electing Party:

(i) may at any time at or prior to Closing assign its rights and obligations under this Agreement to a “qualified intermediary” as defined in Treasury Regulation Section 1.1031(k)–1(g)(4), subject to all of the Non-Electing Parties’ rights and obligations hereunder; and

(ii) shall promptly provide written notice of such assignment to the Non-Electing Parties.

(b) The Non-Electing Parties shall cooperate with an Electing Party’s reasonable requests intended to allow such Electing Party to effect the Section 1031 Exchange; provided, however, that the Non-Electing Parties’ obligations to cooperate with such Electing Party shall be limited and conditioned as follows:

(i) the Non-Electing Party shall receive written notice from the Electing Party at least three (3) business days prior to the Closing Date, which shall identify the parties involved in such Section 1031 Exchange, enclose all documents for which the Non-Electing Parties’ signatures shall be required, and instruct the Non-Electing Parties as to any changed manner of payment of the Purchase Price, if any (including having such payment be made to a “qualified intermediary”) or other requested changes;

(ii) the Electing Party shall pay for any and all reasonable additional costs and expenses incurred by the Non-Electing Parties in connection with accommodating the Section 1031 Exchange;

(iii) the Electing Party shall not be relieved of any of its obligations under this Agreement by reason of the Section 1031 Exchange; and

(iv) the Electing Party’s failure to effectuate any intended Section 1031 Exchange shall not relieve such Electing Party from its obligations to consummate the transactions contemplated by this Agreement and the consummation of such Section 1031 Exchange shall not be a condition precedent to such Electing Party’s obligations under this Agreement.

(c) The Electing Party hereby indemnifies and agrees to defend, and hold the Non-Electing Parties harmless from and against any claims, costs, damages, expenses, liabilities and losses incurred by, claimed against or suffered by it arising out of such Electing Party’s Section 1031 Exchange.

(d) Any election permitted under this Section 9.20 is expressly conditioned upon the following: that such election (i) shall have no negative effect on securing any necessary consent or approval hereunder; (ii) will not delay the Closing Date; and (iii) will not result in any additional material cost or liability to the Non-Electing Parties.

Section 9.21 Employee Matters. ACE Hi, as the sole manager of ACE Lo, shall adopt resolutions terminating each Plan sponsored or maintained by ACE Lo that is intended to satisfy the requirements of Sections 401(a) and 401(k) of the Code, with the effective date of such termination being the day before the Closing. Such resolutions shall be in form and content reasonably satisfactory to Buyer. Before the effective date of such resolutions, ACE Lo will amend any such Plan intended to satisfy the requirements of Sections 401(a) and 401(k) of the Code (other than a Plan which is a prototype plan) to the extent necessary to enable such Plan to satisfy the requirements of Sections 401(a) and 401(k) of the Code through the effective date of its termination.

Section 9.22 Final MEPA Adjustment. Within fifteen (15) business days following ACE Lo’s receipt of the final determination from a Multiemployer Plan, an arbitrator, or a court of competent jurisdiction of ACE Lo’s multiemployer plan withdrawal liability incurred in connection with the cessation of the Casino Business (the “Final MEPA Determination”), Buyer shall deliver to ACE Hi a notice setting forth (a) the amount of the Final MEPA Determination (together with any backup or supporting data used in such determination) and (b) Buyer’s calculation of the Multiemployer Plan Liabilities, as prepared by an actuarial firm retained by Buyer. If ACE Hi shall disagree with Buyer’s calculation of the Multiemployer Plan Liabilities, it shall, within thirty (30) business days after its receipt of Buyer’s estimate, notify Buyer of such disagreement in writing, setting forth the particulars of such disagreement. Buyer and ACE Hi shall resolve such disagreements in accordance with the procedures set forth in Section 2.7(c) hereof, except that references to the Auditor shall be replaced with an actuarial firm jointly selected by Buyer’s actuarial firm and ACE Hi’s actuarial firm. Within ten (10) business days of the final determination of the Multiemployer Plan Liabilities pursuant to this Section 9.22, the result of (i) the Multiemployer Plan Liabilities minus (ii) the Estimated Multiemployer Plan Liabilities (which may be a positive or negative number) shall be paid (A) by ACE Hi to Buyer (if such difference is a positive amount) in cash by wire transfer of immediately available funds to an account designated by Buyer by written notice to ACE Hi or (ii) by Buyer to ACE Hi (if such difference is a negative amount) in cash by wire transfer of immediately available funds to an account designated by ACE Hi by written notice to Buyer. ACE Hi and Buyer shall cooperate with each other with respect to notice to, or the determination by any Multiemployer Plan of any withdrawal liability, and any notice or other communication to such Multiemployer Plan by ACE Hi, ACE Lo or Buyer shall be subject to the review and approval (not to be unreasonably withheld or delayed) of Buyer or ACE Hi, as the case may be.

Section 9.23 Sale of Warehouse Property. At ACE Hi’s sole discretion, prior to the Closing ACE Lo shall either (a) distribute the Warehouse Property and/or the Warehouse Agreement to ACE Hi as a distribution-in-kind at any time, or (b) sell the Warehouse Property and/or the Warehouse Agreement to a third party pursuant to the Warehouse Sale Agreement or otherwise, and distribute the net cash proceeds of such sale, less any and all transfer Taxes to the extent such Taxes are properly payable by ACE Lo, fees and costs of ACE Lo, to ACE Hi within 10 business days of the completion of such sale; provided, however, that if ACE Lo shall not have sold the Warehouse Property and/or the Warehouse Agreement as of immediately prior to the Closing, ACE Hi shall cause ACE Lo to distribute the Warehouse Property and/or the Warehouse Agreement as a distribution-in-kind to ACE Hi concurrently with the Closing.

Section 9.24 City-Wide Progressives Refund. In the event that ACE Lo shall be entitled to funds as a result of participation in City-Wide Progressive Jackpots based upon: (i) over funding of jackpots; (ii) distribution of reserved administration costs; or (iii) other similar items, in each case in respect of or deriving from amounts paid in by ACE Lo prior to the Measurement Date (“City-Wide Progressives Refund”), ACE Lo shall (and, following the Closing, Buyer shall cause ACE Lo to) use commercially reasonable efforts to collect such City-Wide Progressive Refunds and shall pay to ACE Hi, in cash by wire transfer of immediately available funds, all City-Wide Progressive Refunds. ACE Lo shall (and, following the Closing, Buyer shall cause ACE Lo to) make such payment to ACE Hi: (i) at the Closing if ACE Lo receives any City-Wide Progressive Refund at any time prior to Closing; or (ii) in all other instances, within ten (10) business days following ACE Lo’s or Buyer’s receipt of any City-Wide Progressive Refund.

Section 9.25 Termination of Related Party Contracts. Buyer and the Selling Parties hereby acknowledge and agree that, as of the Closing, all Contracts and other arrangements, whether written or oral, to which any Company is a party or pursuant to which any of the Companies’ assets are bound under which any Affiliates of the Selling Parties (other than such Companies) provide or receive any direct benefits or payments shall be terminated and of no further force or effect. The Selling Parties shall take any and all actions reasonably necessary or appropriate to effectuate the terminations of the Contracts and other arrangements described in the preceding sentence, including without limitation the Contracts listed on Schedule 9.2(a)(i)(I) attached hereto.

Section 9.26 Refund of 2006 NJSEA Payment. Following the Closing, in the event that ACE Lo receives a refund of all or any portion of the 2006 NJSEA Payment in cash from the NJSEA (the “2006 NJSEA Refund”), then ACE Lo shall (or Buyer shall cause ACE Lo to), within ten (10) business days following ACE Lo’s receipt of the 2006 NJSEA Refund, pay to ACE Hi, in cash by wire transfer of immediately available funds to an account designated by ACE Hi by written notice to Buyer, an amount equal to (a) the 2006 NJSEA Refund multiplied by (b) the ACE Hi NJSEA Ratio.

Section 9.27 Post-Closing Assumed Lease Payment. Buyer shall promptly pay to ACE Hi any payments of rent and/or deposits received by Buyer or any of its Affiliates (including following the Measurement Date, ACE Lo) under the Assumed Leases attributable to periods on or prior to the Measurement Date by wire transfer of immediately available funds to an account designated in writing by ACE Hi to Buyer.

Section 9.28 Severance Payments; Outplacement Services.

(a) Buyer shall pay the Agreed Severance Amount as follows: (a) each individual listed on Schedule 2.1(b)(v) attached hereto shall be paid the amounts as provided for in the agreements or order listed on Schedule 2.1(b)(v), and (b) the Covered Casino Employees shall be paid two (2) weeks salary, as proportionately adjusted for part-time status.

(b) At the Closing, ACE Hi shall pay to ACE Lo for payment (and ACE Lo shall pay) to each Covered Casino Employee that has been employed at the Casino Property for at least two (2) full years, one (1) week salary for each full year (beyond such two (2) full years) that such Covered Casino Employee has been employed at the Casino Property through the Closing Date. By way of example, any full-time Covered Casino Employee that has been employed at the Casino Property for three (3) full years as of date of termination shall be paid two (2) weeks salary pursuant to Section 9.28(a) and one (1) week salary pursuant to this Section 9.28(b).

(c) Buyer shall pay such additional amounts (the “Agreed Stay-Put Bonuses”) to the Covered Casino Employees in the job categories described on Schedule 9.28(c) (the “Stay-Put Casino Employees”) as are necessary in order to provide each Stay-Put Casino Employee with a minimum of four (4) weeks salary pursuant to this Section 9.28. By way of example, a full-time Stay-Put Casino Employee that has been employed at the Casino Property for three (3) full years as of the date of termination shall be paid (i) two (2) weeks salary pursuant to Section 9.28(a) hereof, plus (ii) one (1) week salary pursuant to Section 9.28(b) hereof and plus (iii) an additional one (1) week salary pursuant to this Section 9.28(c). In contrast, a full-time Stay-Put Casino Employee that has been employed at the Casino Property for five (5) full years as of the date of termination shall be paid (A) two (2) weeks salary pursuant to Section 9.28(a) hereof, plus (B) three (3) weeks salary pursuant to Section 9.28(b) hereof and plus (C) no amounts pursuant to this Section 9.28(c).

(d) Following the Casino Shutdown, ACE Lo shall (and following the Closing, Buyer shall cause ACE Lo to) use commercially reasonable efforts to arrange job fairs, resume writing workshops and other outplacement services for Covered Casino Employees.

(e) For purposes of this Section 9.28, a “Covered Casino Employee” means any non-union Casino Employee (other than the individuals listed on Schedule 2.1(b)(v) attached hereto) who (i) has been employed at the Casino Property for at least six (6) months and (ii) has continued to be employed at the Casino Property through the Closing (or, in the case of particular employees that Buyer identifies are necessary to remain employed following the Closing, such later date as Buyer shall specify at Closing (which shall not be later than thirty (30) days following the Closing)).

ARTICLE X

CONDITIONS TO CLOSING

Section 10.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part to the extent permitted by applicable Law in a writing executed by all of the parties hereto:

(a) No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule or regulation, whether temporary, preliminary or permanent, which is in effect and prevents or prohibits the Closing or makes it illegal for any party hereto to perform its obligations hereunder (a “Restraint”); provided, however, that if this condition would not be satisfied as of the Scheduled Closing Date then in effect, then the Scheduled Closing Date shall automatically be extended until the tenth (10th) business day following the satisfaction or waiver of this condition, but not later than September 3, 2007 (the “Outside Date”); and provided further, in the event that, as of such Outside Date, this condition would not be satisfied, then the Outside Date shall be automatically extended by three (3) months.

(b) HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition Laws of any other applicable jurisdiction shall have expired or been terminated.

(c) Surrender of Gaming License. ACE Lo shall have surrendered to the New Jersey Casino Control Commission its gaming licenses to own and operate the Casino Business in the State of New Jersey.

(d) Cessation of Operations. The ACE Selling Parties shall have ceased all gaming activities at the Casino Property and the Madison House.

Section 10.2 Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in writing exclusively by Buyer; provided, however, that notwithstanding anything to the contrary in this Agreement (but subject to the following proviso), any conditions to the Buyer’s obligations hereunder which have not been satisfied by reason of any breach of a representation, warranty or covenant which may be satisfied by the payment of money by the Selling Parties, shall be deemed satisfied upon payment to the Escrow Agent of such amount pursuant to an escrow agreement substantially in the form attached hereto as Exhibit L (the “Closing Condition Escrow Agreement”) executed and delivered by each of ACE Hi, AREH, Buyer and the Escrow Agent pending the agreement of the Buyer and the Selling Parties as to the amount of any such payment due to the Buyer or upon receipt of a final and non-appealable order issued by a court of competent jurisdiction as to the disposition of such amount; provided further, that the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, reimbursement, or other remedy pursuant to Section 12.2 or otherwise based on such representations, warranties, covenants and obligations:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the ACE Selling Parties in ARTICLE IV hereof and the AREH Selling Parties in ARTICLE VI hereof shall be true and correct in all respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(ii) Buyer shall have received certificates signed on behalf of each Selling Party by an executive officer of such party to the effect of subclause (i) of this Section 10.2(a).

(b) Performance of Obligations. Each of the Selling Parties shall have performed

(i) in all material respects all covenants, agreements and obligations (other than representations and warranties made by the Selling Parties in this Agreement) set forth in Section 9.1(a), 9.2(a)(i)(H(II)), 9.2(a)(ii)(A-J, L-N, P, Q(I), S, U, W, Y and AA), 9.2(b)(i)(H)(I), 9.2(b)(ii)(A-G, I-K, M, N(I), P and R), 9.5, 9.13, 9.14(b), 9.25 and 9.28(b) hereof; and

(ii) in all respects all other covenants, agreements and obligations (other than representations and warranties made by the Selling Parties in this Agreement) set forth in this Agreement other than those set forth in Section 9.4 hereof and other than those set forth in subclause (i) above, except where the failure to perform such other covenants, agreements or obligations would not, individually or in the aggregate, result in a Material Adverse Effect.

Buyer shall have received certificates signed on behalf of each Selling Party by an executive officer of such party to such effect.

(c) Closing Deliveries. Sellers shall have delivered to Buyer the documents and agreements set forth in Section 2.9(a)(i) through (iv) hereof and, solely with respect to the Casino Land, Section 2.9(a)(v) hereof and Section 2.9(b) (i) through (iv) hereof and, solely with respect to the Traymore Land, Section 2.9(b)(v) hereof.

(d) Title. Buyer shall have received title policies conforming to the Pro Forma Title Policies issued by a nationally recognized title insurance company for the Casino Land and Traymore Land.

(e) Bankruptcy. No action or proceeding shall have been commenced by or against either of the ACE Selling Parties under the U.S. Federal bankruptcy code or any state Law for the relief of debtors or for the enforcement of the rights of creditors (and in the case of an involuntary case or proceeding, remains undismissed and unstayed for a period of 90 days).

(f) Liens. No Lien other than those relating to GB Claims shall have attached to ACE Lo’s interest in the Casino Property, ACE Hi’s interest in the ACE Lo Equity Interests, Boardwalk’s interest in the Traymore Site or AREH’s interest in the Boardwalk Equity Interests; provided that this condition shall be deemed to be satisfied with respect to any Lien that has been bonded or discharged or that constitutes a Permitted Encumbrance.

(g) Requisite Stockholder Approval. The Requisite Stockholder Approval shall have been obtained and shall be valid and in full force and effect.

(h) Conversion of 3% Notes; Repayment of Indebtedness; Release of Liens and Guarantees. Buyer shall have received satisfactory evidence that, prior to Closing: (i) all of the 3% Notes shall have been converted into ACE Hi Common Stock, (ii) the Flatiron Financing Agreement shall have been terminated and be of no further force and effect; (iii) the Drawbridge Loan Documents shall have been terminated and be of no further force and effect; (iv) all other Indebtedness (other than the MLK Indebtedness) shall have been paid off in full; (v) all Liens other than those relating to GB Claims on the assets of ACE Lo or the AREH Subs under or in respect of the 3% Notes, the Drawbridge Loan Documents or any other Indebtedness of any Person (other than the MLK Indebtedness) shall have been released, and (vi) all guarantees entered into by ACE Lo in connection with the 3% Notes, the Drawbridge Loan Documents or any other Indebtedness of any Person shall have been extinguished and released.

(i) Termination of ACE Lo 401(k) Plan. ACE Hi shall have adopted resolutions terminating the ACE Lo 401(k) Plan in accordance with Section 9.21 hereof.

The parties acknowledge the indemnification of Buyer regarding GB Claims set forth in this Agreement and the ability of Buyer to utilize the GB Indemnification Escrow as provided herein. The existence of the GB Claims or Liens relating thereto and any lawsuit, action or assertion by or on behalf of the GB Parties, other than a Restraint, whether or not they would constitute a breach of a representation, warranty, covenant or failure of a condition to Buyer’s obligation to close hereunder, shall not constitute the failure of a condition to Buyer’s obligation to close hereunder unless there is a failure to satisfy the condition set forth: (a) in Section 10.2(a)(i) hereof by reason of a material breach of the representation and warranty in the first sentence in Section 4.3(c) hereof or (b) in Section 10.2(d) hereof.

Section 10.3 Additional Conditions to Obligations of Sellers. The obligations of Sellers to effect the Closing are subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in writing exclusively by Sellers:

(a) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Buyer Material Adverse Effect. Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of such party to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed

(i) in all material respects all covenants, agreements and obligations (other than representations and warranties made by Buyer in this Agreement) set forth in Section 9.1(d) and 9.28(a) hereof, and

(ii) in all respects all other covenants, agreements and obligations (other than representations and warranties made by Buyer in this Agreement) set forth in this Agreement other than those set forth in subclause (i) above, except where the failure to perform such other covenants, agreements or obligations would not, individually or in the aggregate, result in a Material Adverse Effect.

Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of such party to such effect.

(c) Closing Deliveries. Buyer shall have delivered to Sellers the payments, documents and agreements set forth in Section 2.9(c) hereof.

ARTICLE XI

TERMINATION

Section 11.1 Termination. This Agreement may be terminated (and such termination shall have the effects set forth in Section 11.2 hereof) at any time prior to the Closing by written notice by the terminating party to the other party (except in the case of termination pursuant to Section 11.1(a) hereof, which requires mutual agreement of all parties or pursuant to Section 11.1(i) hereof, which termination shall be automatic):

(a) by mutual written consent of Buyer and Sellers whether or not the Agreement has been approved by the respective directors and stockholders of such parties;

(b) by either Buyer or Sellers, if the transactions contemplated hereby shall not have been consummated on or prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of or resulted in the failure of the Closing to occur on or before the Outside Date;

(c) by either Buyer or Sellers, if any Restraint prohibiting or otherwise preventing the purchase of the ACE Lo Equity Interests, the Boardwalk Equity Interests, the Casino Property or the Traymore Site shall be in effect and shall have become final and nonappealable; provided, that, the party seeking to terminate this Agreement pursuant to this Section 11.1(c) shall have used its commercially reasonable efforts to prevent the entry of and to remove such Restraint and that the right to terminate this Agreement under this Section 11.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or materially contributed to, the action resulting in such Restraint;

(d) by Buyer, if any Selling Party has breached any representation, warranty, covenant or agreement on the part of such Selling Party set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 10.2(a) or (b) hereof and (ii) is not cured in all material respects within sixty (60) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such sixty (60) day period but can be reasonably cured prior to the Outside Date, and such Selling Party is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 11.1(d); provided, further, that Buyer’s right to terminate this Agreement under this Section 11.1(d) shall not be available if, at the time of such intended termination, Sellers have the right to terminate this Agreement under Section 11.1(e) hereof;

(e) by Sellers, if Buyer has breached any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 10.3(a) or (b) hereof and (ii) is not cured in all material respects within sixty (60) calendar days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such sixty (60) day period but can be reasonably cured prior to the Outside Date, and Buyer is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 11.1(e); provided, further, that Sellers’ right to terminate this Agreement under this Section 11.1(e) shall not be available if, at the time of such intended termination, Buyer has the right to terminate this Agreement under Section 11.1(d), Section 11.1(f) or Section 11.1(h) hereof;

(f) by Buyer, in the event that AREP Sands does not execute and adopt the Stockholder Consent within one (1) business day following the execution of this Agreement;

(g) by ACE Hi with respect to the ACE Lo Purchase only, in accordance with Section 9.4(b); provided that, in order for the termination of this Agreement pursuant to this Section 11.1(g) to be deemed effective, ACE Hi shall have complied with Section 9.4 and with applicable requirements, including the payment of the Termination Fee, of Section 9.11;

(h) by Buyer, in the event of a material breach of Section 9.4; or

(i) automatically, if Buyer does not deliver a written notice to elect to effect a Revival pursuant to Section 9.4(e)(iii) hereof within the time period specified therein.

Section 11.2 Effect of Termination.

(a) Liability. In the event of any termination of this Agreement

(i) by ACE Hi, pursuant to Section 11.1(g) hereof, this Agreement shall immediately become void as between Buyer and the ACE Selling Parties and there shall be no further liability or obligation as between Buyer and the ACE Selling Parties, or its or their respective Affiliates or Representatives, provided that, notwithstanding such termination, this Agreement shall remain in full force and effect as between Buyer and the AREH Selling Parties as and to the extent contemplated in Section 9.4(e)(ii) hereof with respect to the AREH Subs Purchase,

(ii) pursuant to Section 11.1(i) hereof, this Agreement shall immediately become void as between Buyer and the Selling Parties and there shall be no further liability or obligation as between Buyer and the Selling Parties, or its or their respective Affiliates or Representatives,

(iii) by either Buyer or any Seller, pursuant to any other provision of Section 11.1 hereof (i.e., other than pursuant to Section 11.1(g) hereof or automatically pursuant to Section 11.1(i) hereof), this Agreement shall immediately become void and there shall be no further liability or obligation on the part of Buyer, any Selling Party, or its or their respective Affiliates or Representatives.

Notwithstanding anything to the contrary in this Section 11.2(a), (A) to the extent that any such termination results from the breach by a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement, no termination of this Agreement pursuant to Section 11.1 hereof shall relieve any party of liability for a breach of any provision of this Agreement occurring before such termination and (B) Section 9.4 and Section 9.11 hereof, this Section 11.2 and ARTICLE XIII hereof shall remain in full force and effect notwithstanding any termination hereunder. In the event that this Agreement is terminated, Buyer will redeliver all documents, work papers and other materials of the ACE Selling Parties or the Selling Parties, as applicable, relating to the transactions contemplated herein, whether obtained before or after the execution hereof, in accordance with the terms of the Confidentiality Agreement.

(b) Deposit. Within three (3) business days following any termination of this Agreement, but subject to the following sentence, Buyer shall deliver written instructions to the Escrow Agent to release from the Deposit Escrow and pay to Buyer the Deposit (including any interest earned thereon); provided that, in the event of a termination with respect to the ACE Lo Purchase only and not the AREH Subs Purchase pursuant to Section 11.1(g) hereof, Buyer shall deliver written instructions to the Escrow Agent to release from the Deposit Escrow and pay to Buyer a portion of the Deposit corresponding to the proportion of the entire Purchase Price represented by the Closing ACE Purchase Price (including any interest earned thereon). Notwithstanding the foregoing sentence, if (i) all of the conditions to Buyer’s obligation to close under Section 10.1 and Section 10.2 hereof shall have been satisfied (other than those conditions to be satisfied at the Closing), and Buyer fails to close within the time required by this Agreement, (ii) the condition to the parties’ obligations to close under Section 10.1(b) shall not have been satisfied due to Buyer’s failure to use best efforts to cause the expiration or termination of any appliacable waiting periods, together with any extensions thereof, under the HSR Act in accordance with Section 9.7(b) hereof, (iii) the condition to Buyer’s obligation to close under Section 10.2(d) shall not have been satisfied due to Buyer’s failure to pay the fees of the title insurance company, or (iv) the Sellers’ obligations to close under Section 10.3(c) hereof shall not have been satisfied due to Buyer’s failure to pay the Purchase Price at the Closing, then ACE Hi shall be entitled to receive the Deposit (without any interest earned thereon) and Buyer and ACE Hi shall deliver joint written instructions to the Escrow Agent to (A) release from the Deposit Escrow and pay to ACE Hi, the Deposit (without giving effect to the interest earned thereon) and (B) release from the Deposit Escrow and pay to Buyer, any interest earned on the Deposit, all pursuant to this Section 11.2(b) and the Deposit Escrow Agreement.

ARTICLE XII

SURVIVAL; INDEMNIFICATION

Section 12.1 Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties made by Sellers and, prior to the Closing, the Companies in this Agreement or any certificate delivered by Sellers (or, prior to the Closing, the Companies)

pursuant hereto shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before but in no event after) the date that is twelve (12) months following the Closing Date; provided, however, (i) the representations and warranties made by the applicable Selling Parties in Section 4.3 and Section 6.3 hereof shall survive the Closing until the later of (x) eighteen (18) months following the Closing or (y) the satisfaction of the Holdback Condition, and (ii) there shall be no limitation on the time within which notice of a claim based on fraud on the part of any party hereto may be made. The termination of the representations and warranties to the extent provided herein shall not affect a party in respect of any claim made by such party in reasonable detail in a writing received by the Indemnifying Party prior to the expiration of the applicable survival period provided herein. The covenants and agreements of the parties contained in this Agreement shall survive the Closing in perpetuity; provided that claims based upon or arising out of the Selling Parties’ covenants in Section 9.1 and Section 9.2 hereof must be made by the Indemnified Parties in reasonable detail in a writing received by the applicable Indemnifying Party prior to the date that is twelve (12) months following the Closing. The Indemnifying Parties’ indemnification obligations pursuant to Section 12.2(a)(iii), Section 12.2(b)(iii), Section 12.3(a) and Section 12.3(b) hereof (other than with respect to obligations arising under Section 9.22, which shall survive the Closing until ten (10) days following the final determination of the Multiemployer Plan Liabilities under Section 9.22) and Buyer’s indemnification obligations pursuant to Section 12.3(c) hereof shall expire on the date that is eighteen (18) months from the Closing Date; provided, however, that the expiration of such indemnification obligations shall not affect an Indemnified Party or Seller Indemnified Party (with respect to their indemnification rights under Section 12.3(c)) in respect of any claim made by such party in reasonable detail in a writing received by the Indemnifying Party or Buyer, as applicable, prior to the expiration of such eighteen (18) month period (or the applicable period described above with respect to obligations arising under Section 9.22 hereof).

Section 12.2 Indemnification.

(a) Indemnification by ACE Hi. Subject to the provisions of Section 12.4 and Section 12.7 hereof, from and after the Closing, ACE Hi shall indemnify, defend, save and hold harmless Buyer and its Affiliates (including, without limitation, Buyer and the Companies), each of their respective direct or indirect parent entities, officers, members, partners, directors and employees (and in the case of clause (iv) below, Buyer’s Representatives), and each of the heirs, executors, successors and assigns of any of the foregoing (each individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”), against any losses, claims, damages, liabilities and expenses whenever arising or incurred (including, without limitation, amounts paid for reasonable attorneys’ fees and expenses and costs of suit), whether or not involving a third party claim (hereinafter “Losses”), asserted under any Federal or state statute or regulation, or at common law whether in tort, contract, legal or equitable, or on any other basis, arising out of or resulting from:

(i) any breach of any representation or warranty made by the ACE Selling Parties, or either of them, in this Agreement (other than any breach of Section 5.8 hereof), to the extent not included or taken into account in the calculations of the Closing ACE Purchase Price pursuant to ARTICLE II hereof;

(ii) any breach of any covenant or agreement made, or to be performed, by the ACE Selling Parties, or either of them, in this Agreement (other than any breach of Sections 9.16 or 9.19 or hereof);

(iii) the ACE Indemnified Liabilities, to the extent not included or taken into account in the calculations of the Closing ACE Purchase Price pursuant to ARTICLE II hereof;

(iv) any action, suit or proceeding against Buyer, any other Indemnified Party or ACE Lo in respect of the GB Claims; or

(v) any GB Resale Payment.

(b) Indemnification by AREH. Subject to the provisions of Section 12.4 and Section 12.7 hereof, from and after the Closing, AREH (together with ACE Hi, each individually, an “Indemnifying Party” and, collectively, the “Indemnifying Parties”) shall indemnify, defend, save and hold harmless the Indemnified Parties from and against any and all Losses asserted under any Federal or State statute or regulation, or at common law whether in tort, contract, legal or equitable, or on any other basis, incurred in connection with, arising out of or resulting from:

(i) any breach of any representation or warranty made by the AREH Selling Parties, or any of them, in this Agreement (other than any breach of Section 7.4 hereof), to the extent not included or taken into account in the calculations of the AREH Closing Payment;

(ii) any breach of any covenant or agreement made, or to be performed, by the AREH Selling Parties, or any of them, in this Agreement (other than any breach of Sections 9.16 or 9.19 hereof);

(iii) the AREH Indemnified Liabilities, to the extent not included or taken into account in the calculations of the AREH Closing Payment;

(iv) any action, suit or proceeding against Buyer, any other Indemnified Party or ACE Lo in respect of the GB Claims;

(v) any GB Resale Payment; or

(vi) any breach of any representation or warranty made by the ACE Selling Parties in Section 4.3 hereof.

(c) The parties hereto hereby acknowledge and agree that for purposes of this ARTICLE XII, in the event any representation or warranty of the ACE Selling Parties in ARTICLE IV or ARTICLE V hereof or the AREH Selling Parties in ARTICLE VI or ARTICLE VII hereof shall have been breached (taking into account any and all “Material Adverse Effect,” “materiality” and similar exceptions and qualifiers set forth in any such representations and warranties), solely for purposes of determining the amount of Losses resulting therefrom, any and all “Material Adverse Effect” qualifiers set forth in any such representations and warranties shall be disregarded.

(d) Notwithstanding anything to the contrary contained in this Agreement, the indemnification obligations of the Indemnifying Parties in Section 12.2(a) and Section 12.2(b) hereof shall not apply to any particular Loss until ninety (90) days after the applicable Indemnified Party has filed a claim with respect to such insured Loss for reimbursement under its title insurance policy(ies) and/or any other applicable insurance policies. Each Indemnified Party covenants to use commercially reasonable efforts to obtain reimbursement from such insurer(s) for any such insured Losses. Any indemnified Loss under Section 12.2(a) or Section 12.2(b) shall be reduced by the amount, if any, of the Indemnified Party’s recovery under such insurance policies.

Section 12.3 Tax Indemnity.

(a) Indemnification by ACE Hi. Subject to the provisions of Section 12.4 and Section 12.7 hereof, from and after the Closing, ACE Hi shall indemnify, defend, save and hold harmless the Indemnified Parties (including, without limitation, ACE Lo) from and against any and all Losses incurred in connection with, arising out of, resulting from or incident to:

(i) Non-Income Taxes of ACE Lo (or any of its predecessors) for all Pre-Measurement Date Tax Periods;

(ii) Income Taxes of, or with respect to, ACE Hi or any of its Affiliates, in which it has a direct or indirect equity interest, including without limitation, (A) all such Taxes arising out of or in connection with the sale of the ACE Lo Equity Interests or other transactions contemplated by this Agreement occurring on or before the Closing, and (B) with respect to the income, business or activities of ACE Lo, for all Pre-Closing Tax Periods;

(iii) any breach of any covenant or agreement made, or to be performed, by ACE Hi or any of its Affiliates, in which it has a direct or indirect equity interest, in Section 9.19; or

(iv) any breach of any representation or warranty or the inaccuracy of any representation or warranty, made in Section 5.8.

(b) Indemnification by AREH. Subject to the provisions of Section 12.4 and Section 12.7 hereof, from and after the Closing, AREH shall indemnify, defend, save and hold harmless the Indemnified Parties (including, without limitation, the AREH Subs) from and against any and all Losses incurred in connection with, arising out of, resulting from or incident to:

(i) Non-Income Taxes of the MLK Entities for all Pre-Closing Tax Periods;

(ii) Income Taxes of, or with respect to, AREH or any of its Affiliates (other than ACE Hi and its Subsidiaries), including without limitation, (A) all such Taxes arising out of or in connection with the sale of the AREH Subs Equity Interests or other transactions contemplated by this Agreement occurring on or before the Closing and (B) with respect to the income, business or activities of the AREH Subs, for all Pre-Closing Tax Periods;

(iii) any breach of any covenant or agreement made, or to be performed, by AREH or any of its Affiliates (other than ACE Hi and its Subsidiaries) in Section 9.19; or

(iv) any breach of any representation or warranty or the inaccuracy of any representation or warranty, made in Section 7.4.

(c) Indemnification by Buyer. Subject to the provisions of Section 12.4 hereof, from and after the Closing, Buyer shall indemnify, defend, save and hold harmless Sellers and their Affiliates (each individually, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Losses incurred in connection with, arising out of, resulting from or incident to:

(i) Non-Income Taxes of (A) ACE Lo for all Post-Measurement Date Tax Periods, (B) the MLK Entities for all Post-Closing Tax Periods, and (C) Boardwalk for all Tax Periods; and Income Taxes of, or with respect to (including without limitation with respect to the income, business, or activities of), ACE Lo and each of the AREH Subs for all Post-Closing Tax Periods;

(ii) any breach of any covenant or agreement made, or to be performed, by Buyer or any of its Affiliates in Section 9.19; or

(iii) Taxes for which Buyer is responsible under Section 9.11.

(d) Amount of Taxes. For purposes of this Section 12.3, Taxes shall include the amount of Taxes which would have been paid but for the application of any credit or net operating loss or capital loss deduction attributable to, as applicable, either Post-Measurement Date Tax Periods or Post-Closing Tax Periods.

(e) Closing Date Straddle Period. In the case of any Closing Date Straddle Period:

(i) real and personal property Taxes or other Taxes levied on a per diem basis (collectively, “Per Diem Taxes”) of any of the Companies for a Pre-Closing Tax Period shall be equal to the amount of such Per Diem Taxes for the entire Closing Date Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Closing Date Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of calendar days in the Closing Date Straddle Period; and

(ii) Taxes of any of the Companies (other than Per Diem Taxes) for any Pre-Closing Tax Period shall be computed as if such Tax Period ended as of the end of the day on the Closing Date.

In the case of any Measurement Date Straddle Period, analogous principles to the foregoing shall apply.

(f) Certain Procedures.

(i) All claims for indemnification under this Section 12.3 shall be asserted and resolved pursuant to the provisions of Section 12.4, except to the extent that the following clause (ii), (iii) or (iv) requires otherwise.

(ii) The applicable Seller and Buyer shall jointly control all proceedings taken in connection with any claim made by any Governmental Entity, which if successful might result in an indemnity payment under this Section 12.3 (a “Tax Claim”) relating to Taxes of the applicable Company or Companies for, as applicable, a Measurement Date Straddle Period or a Closing Date Straddle Period. A party shall promptly notify the other party if it decides not to control the defense or settlement of any Tax Claim that it is entitled to control pursuant to this Section 12.3(f)(ii), and the other party shall thereupon be permitted to defend and settle such proceeding in its sole and absolute discretion.

(iii) Sellers and Buyer shall reasonably cooperate with each other in contesting any Tax Claim. Such cooperation shall include the retention and, upon the request of the party or parties controlling proceedings relating to such Tax Claim, the provision to such party or parties of records and information that are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

(iv) Any indemnity payment required to be made by any party under this Section 12.3 shall be due and payable from such party to the party being indemnified or the applicable Governmental Entity, as applicable, in immediately available funds no later than one (1) business day before the date on which the related Taxes are required to be paid to the relevant Governmental Entity.

Section 12.4 Procedures Relating to Indemnification.

(a) Notice of Asserted Liability. With respect to third party claims, all claims for indemnification by any Indemnified Party or Seller Indemnified Party under this Section 12.4 shall be asserted and resolved as follows: promptly after discovery of or receipt by an Indemnified Party or a Seller Indemnified Party of notice of any demand, claim or circumstances, which, with the lapse of time, are reasonably expected to give rise to a claim or the commencement (or the threatened commencement) of any action, proceeding or investigation (an “Asserted Liability”), that may result in Losses which are subject to indemnification hereunder, the Indemnified Party or Seller Indemnified Party, as applicable, shall give written notice thereof (the “Claims Notice”) to the applicable Indemnifying Party or Buyer, as applicable. The Claims Notice shall describe the Asserted Liability in reasonable detail, to the extent possible, and shall indicate the amount (estimated, if necessary, and to the extent feasible) of the Losses that have been or may be suffered by the Indemnified Party or Seller Indemnified Party, as applicable. The failure of an Indemnified Party or Seller Indemnified Party, as applicable, to provide a Claims Notice with reasonable promptness shall not affect any indemnification obligations hereunder except to the extent that the applicable Indemnifying Party or Buyer, as applicable, is actually and materially prejudiced thereby.

(b) Opportunity to Defend.

(i) An Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability; provided, however, that counsel for such Indemnifying Party shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld or delayed). If such Indemnifying Party elects to compromise or defend such Asserted Liability, it shall, within thirty (30) days (or sooner, if the nature of the Asserted Liability so requires), notify the Indemnified Party of its intent to do so, in which case it shall have the sole right and authority to control any such compromise or defense, and the Indemnified Party shall cooperate, at the expense of such Indemnifying Party, in the compromise of, or defense against, such Asserted Liability. If such Indemnifying Party elects not to compromise or defend the Asserted Liability or fails to notify the Indemnified Party of its election within such thirty (30) day period, such Indemnified Party may pay, compromise or defend such Asserted Liability with counsel reasonably acceptable to such Indemnifying Party (at the Indemnifying Parties’ sole cost and expense in the event that the Indemnifying Parties are determined to be liable hereunder). Notwithstanding the foregoing, neither the Indemnifying Parties nor the Indemnified Party may settle or compromise any claim over the objection of the other; provided, however, that if the claim is for money damages only, the Indemnifying Parties can settle or compromise any such claim solely for money damages without the consent of the Indemnified Party provided it pays or otherwise satisfies the money damages in full, in which case the Indemnifying Parties can settle or compromise any such claim without the consent of the Indemnified Party. No settlement or compromise may be entered into by an Indemnifying Party without an unconditional and full release of the Indemnified Parties reasonably acceptable to their counsel. If an Indemnifying Party elects to defend any claim, the Indemnified Party shall make available to such Indemnifying Party such non-privileged books, records or other documents within its control that are necessary or appropriate for such defense (in the judgment of counsel engaged by such Indemnifying Party).

(ii) The Indemnified Parties have the right to employ their own counsel in any compromise of, or defense against, any Asserted Liability, or in connection with an Indemnified Party’s provision of reasonable cooperation and assistance to such Indemnifying Party or such Indemnifying Party’s counsel as provided above, but the fees, expenses and other charges of such counsel employed by the Indemnified Party will be at the expense of the Indemnified Party (and shall not constitute Losses hereunder) unless (A) the employment of counsel by the Indemnified Party has been authorized in writing by an Indemnifying Party, (B) the Indemnifying Parties have not in fact employed counsel to compromise or defend against the Asserted Liability within the period provided in Section 12.4(b)(i) hereof or (C) the provisions of Section 12.4(b)(iii) below are applicable. It is understood that the Indemnifying Parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (plus, if required, one separate firm admitted to practice in a local jurisdiction) at any one time retained by the Indemnified Party unless the employment of more than one counsel has been authorized in writing by an Indemnifying Party.

(iii) Notwithstanding anything to the contrary in this Agreement, in the event there is a conflict of interest between any of the Indemnifying Parties and the Indemnified Parties with respect to the defense of any Asserted Liability arising under Section 12.2(a)(iv) or Section 12.2(b)(iv) hereof, the Indemnified Parties shall have the right to participate in the defense (subject to the rights of the Indemnifying Parties pursuant to Section 12.4(b)(i) above), with one counsel selected by the Indemnified Parties and at the Indemnifying Parties’ expense (with advancement of expenses pursuant to Section 12.4(d) hereof), any such Asserted Liability arising under Section 12.2(a)(iv) or Section 12.2(b)(iv) hereof.

(c) Notice of Direct Claim. In the event that in the reasonable judgment of Buyer, after consultation with Buyer’s outside legal counsel, an Indemnified Party has a claim for indemnification that does not involve a third party (a “Direct Claim”), the Indemnified Party shall provide a written notice to the Indemnifying Parties of such Direct Claim with reasonable promptness, specifying, to the extent known, the nature and circumstances of such Direct Claim and the amount (estimated, if necessary, and to the extent feasible) of the Losses incurred or reasonably expected to be incurred in respect of such Direct Claim (a “Payment Request”); provided, however, the failure of an Indemnified Party to provide such Payment Request with reasonable promptness shall not adversely affect any indemnification obligations hereunder except to the extent that the Indemnifying Parties are actually and materially prejudiced thereby.

(d) Advancement of Expenses. The right to indemnification of Losses conferred by Section 12.2 hereof shall include, solely for Asserted Liabilities under Section 12.2(a)(iv) or Section 12.2(b)(iv), the right to have the applicable Indemnifying Party pay the Indemnified Party’s expenses in any action, proceeding or investigation in which (i) such Indemnifying Party elects not to compromise or defend such Asserted Liability, (ii) such Indemnifying Party fails to notify the Indemnified Party of its election within the thirty (30) day period contemplated in Section 12.4(b)(i) or (iii) the Indemnified Party is entitled to reimbursement pursuant to Section 12.4(b)(iii), in each case as such expenses are suffered or incurred and in advance of such action’s, proceeding’s or investigation’s final disposition. Any such advance shall be subject to an undertaking by or on behalf of an Indemnified Party, which need not be secured and shall be accepted without reference to such Indemnified Party’s financial ability to make repayment, to make repayment to repay all advanced expenses if it shall ultimately be determined by a final, nonappealable decision rendered by a court of competent jurisdiction over the parties that such Indemnified Party is not entitled to be indemnified by the Indemnifying Parties.

Section 12.5 Contribution.

(a) If the indemnification provided for in Section 12.2 hereof is not enforceable under applicable Law, then the Indemnifying Parties, in lieu of indemnifying such Indemnified Parties, shall to the full extent permissible under applicable Law (but in all events subject to the terms and limitations of this ARTICLE XII, including without limitation, Section 12.7 hereof) contribute to the Losses incurred by such Indemnified Parties in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such action, suit or proceeding in order to reflect the relative fault of the Indemnifying Parties (and their officers, directors, employees and agents), on one hand, and the Indemnified Parties, on the other hand, in connection with the events or transactions from which such action, suit or proceeding arose; provided, however, that if the foregoing allocation is not permitted by applicable Law, then such allocation shall be adjusted as appropriate to reflect not only the relative fault of the Indemnifying Parties (and their officers, directors, employees and agents), on one hand, and the Indemnified Parties, on the other hand, but also the relative benefits received by such parties in connection therewith as well as any other relevant equitable considerations. For purposes of this Section 12.5, the relative fault of the Indemnifying Parties (and their directors, officers, employees and agents), on one hand, and the Indemnified Parties, on the other hand, in connection with the events or transactions giving cause to such action, suit or proceeding shall be determined by reference to, among other things, the degree to which their liability is primary or secondary and the degree to which their conduct is active or passive. In no event shall any Indemnified Party be entitled to collect or receive indemnification or contribution in an aggregate amount greater than would be applicable if the indemnification provided for in Section 12.2 hereof was enforceable under applicable Law.

(b) The Indemnifying Parties hereby agree to fully indemnify and hold the Indemnified Parties harmless from any claims of contribution or indemnification which may be brought by officers, directors, employees or agents of the Indemnifying Parties or persons who were officers, directors, employees or agents of ACE Lo prior to the Measurement Date for actions, suits or proceedings arising from or relating to events occurring prior to the Measurement Date.

Section 12.6 Payment of Damages. An Indemnified Party shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party may become entitled by reason of the provisions of this ARTICLE XII, within fifteen (15) days after such amount is determined either by mutual agreement of the parties or on the date on which both such amount and an Indemnified Party’s obligation to pay such amount have been determined by a final, nonappealable judgment of a court or administrative body having jurisdiction over such proceeding.

Section 12.7 Limitations on Indemnity.

(a) Other than in respect of a claim for indemnification based on fraud on the part of any Indemnifying Party hereto, for which there shall be no limitations on the amount of Losses recoverable through the indemnification provisions hereunder, no Indemnified Party shall seek, or be entitled to seek or obtain, indemnification from the Indemnifying Parties, for any amounts, in the aggregate, in excess of the sum of (x) the Closing ACE Purchase Price plus (y) cash amounts paid by Buyer to ACE Hi following the Closing pursuant to Section 9.16 (Real Property Tax Refund), Section 9.19(b) (Tax Refunds), and Section 9.24 (City-Wide Progressives Refund) hereof (collectively, (x) and (y) are referred to as the “ACE Hi Cap”) plus (z) the AREH Purchase Price; provided, however, that:

(i) no Indemnified Party shall seek, or be entitled to seek or obtain, indemnification from AREH pursuant to Section 12.2(b)(vi) hereof for any amount, in the aggregate, in excess of One Hundred Thirty-Five Million Dollars ($135,000,000);

(ii) no Indemnified Party shall seek, or be entitled to seek or obtain, indemnification from ACE Hi pursuant to Section 12.2(a) or Section 12.3(a) hereof for any amount, in the aggregate, in excess of the ACE Hi Cap;

(iii) no Indemnified Party shall seek, or be entitled to seek or obtain, indemnification from the Indemnifying Parties pursuant to Section 12.2(a)(i) or Section 12.2(b)(i) hereof until the aggregate amount of Losses arising under such Sections, taken together, exceed Five Hundred Thousand Dollars ($500,000) (the “Indemnification Floor”); provided, however, that if the aggregate amount of such Losses arising under Section 12.2(a)(i) and Section 12.2(b)(i) hereof exceed the amount of the Indemnification Floor, the Indemnified Parties shall only be entitled to seek indemnification from the Indemnifying Parties for the amount of such Losses in excess of the Indemnification Floor; and

(iv) to the extent that any matter is indemnified by both ACE Hi and AREH pursuant to this ARTICLE XII, the Indemnified Parties shall not be entitled to collect twice.

(b) In calculating the amount of any Losses payable to an Indemnified Party hereunder, the amount of the Losses (i) shall not be duplicative of any adjustments to the Purchase Price pursuant to ARTICLE II hereof, (ii) shall not be duplicative of any other Losses for which an indemnification claim has been made and (iii) shall be computed net of any amounts actually recovered by such Indemnified Party under any insurance policy with respect to such Losses (net of any costs and expenses incurred in obtaining such insurance proceeds). If an Indemnifying Party pays an Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim is collected by the Indemnified Parties, then the Indemnified Party promptly shall remit the insurance proceeds (net of any costs and expenses incurred in obtaining such insurance proceeds) to the Indemnifying Party. The Indemnified Parties shall use commercially reasonable efforts to obtain from any applicable insurance company any insurance proceeds in respect of any claim for which the Indemnified Parties seek indemnification under this ARTICLE XII.

(c) No Selling Party shall be liable to any Indemnified Party, and Buyer shall not be liable to any Selling Party, for indirect, special, incidental, consequential or punitive losses or damages (including, without limitation, consequential losses or damages measured by lost profits) claimed by such Indemnified Party or Selling Party, as applicable, under the terms of this Agreement; provided that nothing in this Section 12.7(c) shall prevent any Indemnified Party or Selling Party, as applicable, from recovering amounts paid for indirect, special, incidental, consequential or punitive losses or damages to a “Covered Third Party.” A “Covered Third Party” means any third party (other than an Indemnified Party or a Selling Party) having claims (i) against any of the Selling Parties as of the Measurement Date (including, without limitation, the GB Parties with respect to the GB Claims), (ii) as a result of any breach of any of the Selling Parties of their respective covenants or agreements under this Agreement other than the covenants and agreements under this ARTICLE XII or (iii) as a GB Party against Buyer in respect of the GB Claims. For the avoidance of doubt, any counterparty to any Contract entered into (x) by Buyer and its Affiliates or any other Indemnified Party after the date hereof or (y) by ACE Lo after the Closing Date is not a “Covered Third Party” with respect to claims arising out of such Contract. It is the intention of the parties hereto, by this limitation, to limit damage claims between the parties hereto to direct damages, so that, for example, if it was determined that as a result of the GB Claims, Buyer was not entitled to any of the property acquired under this Agreement, Losses of the Indemnified Parties would include the direct damages incurred in an amount equal to the payment Buyer made to the Selling Parties for property Buyer did not receive, but would not include any amounts that Buyer might owe to its lenders with respect to its future development activities on the Properties, whether as a result of any undertaking to such lenders or damages that Buyer may incur as a result of a breach or cross default under its financing arrangements, or any business interference losses or costs or losses due to any delays of or interference with Buyer’s planned development activities for indirect, special, incidental, consequential or punitive damages (including, without limitation, consequential damages measured by lost profits) suffered by such parties.

(d) Buyer and the Selling Parties hereby acknowledge and agree that (i) Buyer’s Losses shall not include any direct Losses (i.e., damages other than indirect, special, incidental, consequential or punitive damages (including, without limitation, consequential damages measured by lost profits)) claimed against such Indemnified Party in connection with Contracts relating to Buyer’s future development activities on the Properties entered into by Buyer or any of its Affiliates (including ACE Lo) following the Closing Date and prior to the date that is two (2) years following the Closing Date, (ii) Buyer’s Losses may, if otherwise indemnified under and not excluded from the Indemnifying Parties’ indemnification obligations under this Agreement, include any such direct Losses claimed against the Indemnified Parties in connection with Contracts relating to Buyer’s future development activities on the Properties entered into by Buyer or any of its Affiliates (including ACE Lo) on or after the date that is two (2) years following the Closing Date and (iii) Buyer’s Losses shall not in any event include direct Losses claimed against any Indemnified Parties by lenders (or other financing sources) to Buyer or an Affiliate of Buyer.

Section 12.8 Exclusive Remedy. Except in the cases of (a) fraud and (b) Section 9.16 hereof, in which cases the Indemnified Parties reserve any and all rights and remedies available to them, after the Closing, the indemnities provided in this ARTICLE XII shall constitute the sole and exclusive remedy of any Indemnified Party (but not the Selling Parties) for Losses arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement; provided, however; that this exclusive remedy for Losses does not preclude any party from bringing an action for specific performance, including the right to seek a mandatory injunction or other equitable relief to require a party to close the purchase or sale, as applicable, as contemplated herein, or otherwise seek to require a party to perform its obligations under this Agreement.

Section 12.9 Treatment of Indemnification Payments. All indemnification payments made pursuant to this ARTICLE XII shall be treated by the parties for Income Tax purposes as adjustments to the Purchase Price, unless otherwise required by applicable Law. The liabilities in respect of which such indemnification payments are made shall, if applicable, be treated for Income Tax purposes as additional applicable liabilities for purposes of the Purchase Price Allocation.

Section 12.10 Certain Claims. For the avoidance of doubt, the ACE Closing Price Adjustments contain accruals for various liabilities. To the extent any claim for indemnification under this Article XII relates to a claim for which an accrual has been made pursuant to the ACE Closing Price Adjustments, the amount of such accrual shall be taken into account to reduce the Losses of the Indemnified Parties in respect thereof and the Indemnifying Party shall have all right to defend such claims in accordance with section 12.4(b) notwithstanding such accruals.

ARTICLE XIII

MISCELLANEOUS

Section 13.1 Definitions.

(a) For purposes of this Agreement, the term:

“3% Notes” means the 3% Notes due September 29, 2008, issued by ACE Hi under the Indenture.

“2004 GB Restructuring” means the restructuring transactions consummated by GB ACE Hi and the ACE Selling Parties in July 2004 which, among other things, resulted in the transfer of the Casino Property and Casino Business from GB Holdings to ACE Hi and from ACE Hi to ACE Lo.

“Accounts Receivable” means all accounts receivable, including gaming receivables, of the Casino Business, net of reserves determined in accordance with past practices; provided that, additional reserves shall be established as appropriate to ensure that no single customer represents more than 10% of the net gaming receivables of the Casino Business.

“ACE Indemnified Liabilities” means any and all liabilities or obligations of ACE Lo, whether disclosed or undisclosed, existing before and remaining after the Measurement Date, other than the Assumed ACE Liabilities. Without limiting the foregoing, the following liabilities and obligations of ACE Lo shall be expressly included in the ACE Indemnified Liabilities: (i) obligations under Contracts other than the Assumed ACE Lo Contracts and other than Contracts entered into by ACE Lo following the Measurement Date not in violation of the provisions of this Agreement; (ii) all costs and expenses relating to or arising out of the employment or termination of employment of the Casino Employees for all periods before the Measurement Date (including, but not limited to, all payroll taxes and payments due under all collective bargaining agreements), but specifically excluding any Assumed ACE Liabilities, (iii) all costs, expenses, contributions, and liabilities arising out of or relating to all Plans for periods before the Measurement Date, but specifically excluding any Assumed ACE Liabilities, (iv) the Certain Employee Liabilities, to the extent not reflected in the determination of the Closing ACE Purchase Price pursuant to ARTICLE II hereof, but specifically excluding any Assumed ACE Liabilities, (v) any costs or liability involved in providing COBRA coverage or benefits relating to a “covered employee” or “qualified beneficiary” arising from or out of a “qualifying event” (as such terms are defined in Section 4980B of the Code) that occurs prior to the Measurement Date; (vi) any liability arising under Section 4064 of ERISA on account of the termination under Sections 4041(c) or 4042 of ERISA of any defined benefit plan subject to Title IV of ERISA that is sponsored, maintained, or contributed to by any of the ACE Selling Parties or their ERISA Affiliates, which such termination occurs within five (5) plan years of such plan following the Closing; and (vii) the Multiemployer Plan Liabilities. Nothing that has been taken into account in the calculation of the Closing ACE Purchase Price pursuant to ARTICLE II hereof shall be considered an ACE Indemnified Liability.

“Advance Room Deposits” means all advance reservation cash deposits and pre-payments for rooms in advance of actual stays occurring after the Measurement Date.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person. As used herein, “control” means the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting power of the stockholders, members or owners and, with respect to any individual, partnership, trust or other entity or association, the possession, directly to cause the direction of the management or actions of the controlled entities.

“Applicable Bankruptcy Case” means the Bankruptcy Case or any other bankruptcy proceeding of any Person or entity which has a direct or indirect ownership interest in the Casino Land and/or the Traymore Land (including without limitation ACE Hi or ACE Lo).

“Applicable Court” means the Bankruptcy Court or any other court in the Bankruptcy Case or any bankruptcy proceeding arising out of or relating to the GB Claims.

“AREH Indemnified Liabilities” means any and all liabilities or obligations of the AREH Subs, whether disclosed or undisclosed, existing before and remaining after the Closing, other than the Assumed AREH Subs Liabilities. Without limiting the foregoing, the following liabilities and obligations of the AREH Subs shall be expressly included in the AREH Indemnified Liabilities: (i) the obligations of the AREH Subs under Contracts other than the Assumed AREH Subs Contracts.

“A(a)s of the date hereof” or words of similar import means the date that this Agreement is executed by the parties hereto as set forth on the cover of this Agreement.

“Assumed ACE Lo Contracts” means those Contracts listed on Schedule IV.

“Assumed ACE Liabilities” means (i) obligations, costs and liabilities arising on or after the Measurement Date under the Assumed ACE Lo Contracts; (ii) severance payments to Casino Employees arising out of terminations of employment of Casino Employees on or after the Measurement Date in an aggregate amount up to (but not exceeding) the Agreed Severance Amount; (iii) obligations, costs or liability involved in providing COBRA coverage or benefits relating to a “covered employee” or “qualified beneficiary” arising from or out of a “qualifying event” (as such terms are defined in Section 4980B of the Code) that occurs on or after the Measurement Date; (iv) all costs, expenses, contributions, and liabilities arising out of or relating to all Plans for periods on or after the Measurement Date; and (v) all other obligations, costs or liabilities arising on or after the Measurement Date (provided that the foregoing clauses (iv) and (v) shall not relieve any of the ACE Selling Parties from any liability they may have to Buyer under this Agreement arising under any covenant or agreement made, or to be performed, by such ACE Selling Parties, or either of them, in this Agreement).

“Assumed AREH Subs Contracts” means those Contracts listed on Schedule V.

“Assumed AREH Subs Liabilities” means obligations under the Assumed AREH Subs Contracts.

“Bankruptcy Case” means that certain voluntary petition for relief filed by GB Holdings on September 29, 2005, under Chapter 11 of Title 11 of the United States Code with the Bankruptcy Court, Case No. 05-42736JHW, in which GB Holdings is currently operating as a debtor in possession, and any and all appeals and related proceedings (including without limitation those relating to any Federal or state avoiding statute, in a non-bankruptcy court).

“Bankruptcy Court” means the United States Bankruptcy Court for the District of New Jersey hearing GB Holdings bankruptcy case (Case No. 05-42736, Chief Judge Wizmur).

“BEC” means Building Exchange Company, a Virginia corporation.

“Boardwalk Equity Interests” means the membership interests of Boardwalk.

“Brighton Park Agreements” means (i) the Brighton Park Improvements Agreement dated as of November 5, 1987, by and between Greate Bay and Claridge, (ii) the Brighton Park Development Agreement dated as of November 9, 1987, by and among Greate Bay, Claridge and the City of Atlantic City, (iii) the Brighton Park Maintenance Agreement dated as of November 9, 1987, by and among Claridge, Greate Bay and the City of Atlantic City, (iv) Landscaping Services Agreement dated May 8, 1996, by and between Brighton Park Maintenance Corporation and Atlantic City Special Improvement District, (v) Cleaning Services Agreement dated May 24, 1996, by and between Brighton Park Maintenance Corporation and Atlantic City Special Improvement District, and (vi) Security Services Agreement dated May 1, 1996, by and between Brighton Park Maintenance Corporation and Atlantic City Special Improvement District.

“business day” means any Monday through Friday, inclusive, other than any such days that financial institutions within the State of New York are authorized or required to close; provided, however, any reference in this Agreement to any day other than a business day shall be deemed a reference to a calendar day.

“Buyer Material Adverse Effect” means any change, event, violation, inaccuracy, state of facts, circumstances or effect (any such item an “Effect”) that prevents or impairs in any material respect the ability of Buyer to perform its obligations under this Agreement or prevents or materially delays the consummation by Buyer of any of the transactions contemplated hereby.

“Claridge” means Claridge at Park Place, Inc.

“Closing Date Straddle Period” means any Tax Period beginning before the Closing Date and ending after the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor provisions.

“Contract” means any agreement, contract, lease, service contract, equipment lease, sign lease, software license agreement, power of attorney, note, loan, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, understanding, policy, purchase and sales order, quotation and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied, other than a Plan or Multiemployer Plan.

“CRDA” means the New Jersey Casino Reinvestment Development Authority.

“CRDA Funds” means (i) those alternative investment tax payments paid by ACE Lo or its predecessors-in-interest to the New Jersey State Treasurer and currently held in escrow pending the direction by ACE Lo of such payments to the CRDA for (A) purchase of CRDA bonds, (B) direct investment approved by the CRDA or (C) partial payment of the investment alternative tax imposed under N.J.S.A. 5:12-144.1a.(1), all in accordance with the requirements of N.J.S.A. 5:12-144.1a.(2), (ii) that portion allocable to ACE Lo of the “Casino Capital Construction Fund” created pursuant to N.J.S.A. 5:12-173.22, (iii) that portion allocable to ACE Lo of the “Atlantic City Expansion Fund” created pursuant to by N.J.S.A. 5:12-173.22a, and (iv) that portion allocable to ACE Lo of the “Casino Boardwalk Revitalization Fund” funded in accordance with Section 3 of that certain Casino Parking Fee Agreement dated February 1, 2005 by and among CRDA, ACE Lo and various third-party casino licensees, to the extent of funds available for direction by ACE Lo for “eligible economic development projects.”

“Customer Data” means all customer databases, customer lists, historical records of customers and any other customer information collected and used by ACE Lo or its Affiliates in connection with marketing and promoting the Casino Business.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Drawbridge” means Drawbridge Special Opportunities Fund LP, a national banking association.

“Drawbridge Loan Documents” means (i) the Note and Mortgage Modification Agreement dated as of November 30, 2005, by and among ACE Hi, as borrower, ACE Lo, as guarantor, and Drawbridge, as lender; (ii) the Loan and Security Agreement dated as of November 12, 2004, by and among ACE Hi, as borrower, ACE Lo, as guarantor, and Fortress, as lender; (iii) the First Mortgage and Security Agreement dated as of November 12, 2004, by and between ACE Lo, as mortgagor, and Fortress, as mortgagee, with respect to the Casino Property; (iv) the Guaranty dated as of November 12, 2004, by ACE Lo to and for the benefit of Fortress; and (v) the Assignment and Acceptance Agreement dated as of November 12, 2004 (and recorded on November 18, 2004, in the office of the Clerk of Atlantic County in Volume 11883, Instrument No. 2004113011), by and between Fortress and Drawbridge.

“Environmental Laws” means all applicable and legally enforceable foreign, federal, state and local statutes or laws, judgments, orders, regulations, licenses, permits, rules and ordinances relating to pollution or protection of health or the environment, including, but not limited to the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and

Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other similar state and local statutes, in effect as of the date hereof.

“Environmental Liabilities” means any and all liabilities (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents, clean-up fees), fines, penalties, restitution and monetary sanctions and interest, whether accrued, direct or indirect, known or unknown, absolute or contingent, liquidated or unliquidated and past, present or future, resulting from any claim or demand, by any Person or entity, under or pursuant to any Environmental Law, or arising, directly or indirectly, from the presence, release, discharge, disposal, generation, treatment, storage, emission, migration or use of any Hazardous Substance.

“Equity Interest” means any share, capital stock, partnership, limited liability membership or similar ownership interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Escrow Agent” means JPMorgan Chase Bank N.A., a national bank association incorporated under the laws of the United States of America, or any successor escrow agent, or such other escrow agent mutually agreed to by Buyer and Sellers.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Determination” means a judgment of a judicial or administrative body relating to a Real Property Tax Contest that has become final and non-appealable, including without limitation the expiration of the time to seek certification to the Supreme Court of New Jersey or, if such application is filed, the denial of such application.

“Flatiron Indebtedness” means the obligations of ACE Lo pursuant to the Short-Term Insurance Premium Financing Agreement dated as of January 1, 2006, by and between ACE Lo and Flatiron Capital Corporation.

“Fortress” means Fortress Credit Corp., a Delaware corporation.

“Front Money” means all money stored on deposit at the Casino Property cage belonging to, and stored in an account for, any Person.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Gaming Authorities” means those federal, state, local and other governmental, regulatory and administrative authority, agency, board and officials responsible for, or involved in, the regulation of gaming or gaming activities or the sale of liquor in any jurisdiction, including, without limitation, within the State of New Jersey, specifically, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement, and all other state and local regulatory and licensing bodies with authority over gaming in the State of New Jersey and its political subdivisions.

“Gaming Laws” mean all laws pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming within the State of New Jersey, including, without limitation, the New Jersey Casino Control Act and the rules and regulations promulgated thereunder, as amended from time to time.

“GB Claims” means (i) any and all claims related to GB Holdings, ACE Hi, ACE Lo or any of their respective Affiliates arising out of or related to events occurring prior to or through the Closing, whether brought before the Closing or thereafter, held by any of the GB Parties against any of the ACE Selling Parties, Buyer or any other Indemnified Party, (ii) any action, claim, suit, investigation or proceeding, actual or threatened, and all appeals arising therefrom, arising out of or relating to the 2004 GB Restructuring, including without limitation (A) any action, claim, suit, investigation, or proceeding seeking a payment of money (including without limitation an increase in the Purchase Price), or (B) a transfer of all or a portion of the assets of the ACE Selling Parties, or either of them, under any avoiding statute, whether arising under Federal or state Law, (iii) any proceedings in the Bankruptcy Case, including without limitation pre- or post- confirmation proceedings in the Chapter 11 case and all proceedings in the event the Bankruptcy Case is converted to Chapter 7, or (iv) the production of documents, giving of any deposition testimony, any Bankruptcy Rule 2004 examinations, or any other proceeding or litigation involving or relating to the assets of the ACE Selling Parties, or either of them, arising from the actions of the GB Parties in their capacity as such, even though no claim is made against Buyer or any other Indemnified Party or ACE Lo and neither ACE Lo, Buyer nor any other Indemnified Party is a party to such proceeding or litigation.

“GB Holdings” means GB Holdings, Inc., a Delaware corporation.

“GB Parties” means (i) Greate Bay or GB Holdings; (ii) so long as GB Holdings is a debtor in a bankruptcy case pending before the Bankruptcy Court, the GB Holdings bankruptcy estate and its official committee of general unsecured creditors in its bankruptcy case; (iii) the equityholders of GB Holdings; (iv) the creditors of GB Holdings; and (v) any other person or entity which is granted standing by the Bankruptcy Court to prosecute any of the GB Claims including, but not limited to, a liquidation or litigation trust created pursuant to a plan of reorganization in GB Holdings chapter 11 proceedings confirmed by the Bankruptcy Court which acquires the right to prosecute such GB Claims.

“GB Property” means GB Property Funding Corp., a Delaware corporation.

“GB Resale Payment” means any payment made by Buyer to acquire any property acquired by Buyer under this Agreement, directly or indirectly, if following the Closing such property is resold by order of an Applicable Court, but only to the extent that such payment exceeds any portion of the purchase price refunded or otherwise paid to Buyer in connection with or as a result of a resale of such property, including without limitation, pursuant to a post-Closing auction or other proceeding by, or approved or required by, an Applicable Court or conducted pursuant to or in furtherance of the terms of a plan of reorganization in an Applicable Bankruptcy Case, including by a Chapter 7 or 11 trustee or a liquidating or creditors trust established in an Applicable Bankruptcy Case, in each case as ordered or approved by an Applicable Court. For example, if the original purchase price for the Casino Property was equal to Two Hundred Million Dollars ($200,000,000), and an Applicable Court reacquired the Casino Property but refunded to Buyer the original purchase price of Two Hundred Million Dollars ($200,000,000) paid by Buyer, then in the event that Buyer later acquired the Casino Property at a post-Closing auction for a purchase price of Two Hundred Fifty Million Dollars ($250,000,000), the “GB Resale Payment” would equal Fifty Million Dollars ($50,000,000).

“Governmental Consents” means all notices, reports, filings, consents, registrations, approvals, permits or authorizations required to be made prior to the Closing by Buyer and the Selling Parties or any of their respective Affiliates with, or obtained prior to the Closing by Buyer and the Selling Parties or any of their respective Affiliates from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (and shall include the expiration or termination of the waiting period under the HSR Act).

“Grant and Donations Agreement” means the Grant and Donations Agreement dated as of April 2004, by and between the CRDA, the NJSEA, ACE Lo and the other New Jersey casino licensees.

“Greate Bay” means Greate Bay Hotel and Casino, Inc., a New Jersey corporation.

“Hazardous Substance” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under applicable Environmental Laws, including without limitation, any quantity of friable asbestos, urea formaldehyde foam insulation, PCBs, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Holdback Condition” means the first to occur of any of the following:

(i) a release, in favor of Buyer, the other Indemnified Parties and ACE Lo, of any and all GB Claims, which release shall either (A) be executed by each of the GB Parties which holds or has an interest in the GB Claims as of the date such release is executed, (B) be contained in a plan of reorganization confirmed by a final, non-appealable order of the Bankruptcy Court or another court of competent jurisdiction, or (C) be contained in another court order entered by, or a stipulation approved by, such a court that binds all of the GB Parties that hold or have an interest in the GB Claims as of the date such court order or stipulation;

(ii) entry of a final non-appealable judgment or order of the Bankruptcy Court or another court of competent jurisdiction that binds all of the GB Parties that hold or have an interest in the GB Claims as of the date of such judgment or order determining (A) that neither Buyer, any other Indemnified Party nor ACE Lo shall be liable in respect of any GB Claims, or (B) the amount of Buyer’s, any other Indemnified Party’s and/or ACE Lo’s liability in respect of the GB Claims, and the payment by ACE Hi, AREH or AREH’s Affiliates of such amount in full;

(iii) entry of a final non-appealable order of the Bankruptcy Court or another court of competent jurisdiction (A) allowing the Purchase to proceed according to the terms and conditions specified in this Agreement and that the same be consummated free and clear of any of the GB Claims or (B) determining after the Closing that the Purchase is free and clear of any of the GB Claims;

(iv) the consent of Buyer (which shall not be unreasonably withheld or delayed) upon presentation to Buyer of evidence that reflects the full satisfaction of the GB Claims by a means other than those specified herein; or

(v) the expiration of all statutes of limitations applicable to the GB Claims.

“Improvements” means, as it relates to any Company, all buildings, structures and other similar improvements and fixtures owned by the relevant entity and placed on, attached to, or located on the Casino Land or Adjacent Land, as applicable.

“Income Tax” means (i) any federal, state, local or foreign income Tax, alternative minimum Tax or other similar Tax (but only if determined with respect to net income), and (ii) the New Jersey Corporation Business Tax (including any alternative minimum assessment).

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” means, as of any date, without duplication, (i) all indebtedness of such Person for borrowed money (other than chip and token liability incurred in the ordinary course of such Person’s business), (ii) all obligations of such Person for the deferred purchase price of property or services (other than trade payables and accrued expenses that are current liabilities), (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all capital lease obligations of such Person, (vi) all obligations of such Person, contingent or otherwise, as an account party or applicant under acceptance, letter of credit or similar facilities, (vii) all obligations of such Person, contingent or otherwise, to purchase, redeem, retire or otherwise acquire for value any Equity Interests of such Person, (viii) all guarantee obligations of such Person in respect of obligations of the kind referred to in clauses (i) through (vii) above, (ix) all obligations of the kind referred to in clauses (i) through (viii) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, in the case of clause (ix) above, other than Permitted Encumbrances.

“Indenture” means that certain Indenture dated as of July 22, 2004, by and among ACE Hi, as issuer, ACE Lo, as guarantor, and Wells Fargo Bank, National Association, as trustee (“Trustee”), relating to the 3% Notes.

“Intellectual Property” means all intellectual property or other proprietary rights, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, trade secrets, trademarks, trademark registrations and applications, domain names, service marks, service mark registrations and applications, trade names, trade secrets, know-how, trade dress, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, and all documentation thereof, and the goodwill symbolized thereby.

“Inventory” means inventory held for sale to customers or delivery to customers as gifts (specifically excluding slot machine parts, tables, linens, china, silver, glass, paper, uniforms and similar items), net of reserves for outdated or damaged goods and inventory shrinkage.

“IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.

“knowledge” of a particular fact or matter means that a Person is actually aware of such fact or other matter after reasonable inquiry. When used in the phrase “knowledge of the ACE Selling Parties” or “the ACE Selling Parties’ knowledge” and words of similar import, “knowledge” means the knowledge of Richard P. Brown, Denise Barton, Nancy Axilrod and Douglas Niethold. When used in the phrase “knowledge of the AREH Selling Parties” or “the AREH Selling Parties’ knowledge” and words of similar import, “knowledge” means the knowledge of Felicia Buebel and Hillel Moerman.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding, including, without limitation, the Gaming Laws.

“Leases” means any leases, subleases, occupancy and concession agreements affecting the Properties.

“Legal Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before or otherwise involving any Governmental Entity or arbitrator.

“License Agreement” means the License Agreement dated as of July 14, 2004, by and between Las Vegas Sands, Inc., a Nevada corporation, as licensor, and Greate Bay, as licensee, as amended by the Assignment and Assumption Agreement dated as of July 14, 2004, by and between Greate Bay, as assignor, and ACE Lo, as assignee.

“Licensed Intellectual Property” means all Intellectual Property that is used by ACE Lo in the conduct of the Casino Business pursuant to a license, consent or authorization from a third party.

“Liens” means any mortgage, pledge, lien, security interest, conditional or installment sale agreement or other similar encumbrances that is a lien under applicable Law.

“Madison House Hotel” means the hotel known as the “Madison House” operated by ACE Lo pursuant to the Madison House Lease.

“Madison House Lease” means the Lease dated as of December 18, 2000, by and among Madison House Group, L.P., a New Jersey limited partnership, as landlord, and Greate Bay, as tenant, as assigned by Greate Bay to ACE Lo by the Assignment of Lease dated July 22, 2004, and recorded July 22, 2004 in the office of the Clerk/Register of Atlantic County in deed book 7791, page 1.

“Material Adverse Effect” means, when used in connection with any Selling Party, any Effect that (i) is materially adverse to the assets, properties, capitalization or condition (including any changes in liabilities or other balance sheet entries, but excluding any deterioration or adverse developments in operating results) of such Person and its Subsidiaries, taken as a whole, but excluding any of the foregoing resulting from (A) changes or conditions generally affecting the U.S. economy or financial markets or generally affecting the industry in which the applicable Person or any of its Subsidiaries operates (in each case, to the extent not disproportionately affecting the applicable Person as compared to other gaming companies), (B) any change in state Law, as long as such change in Law does not reduce or alter the scope, manner of operation, type, nature or timing of any permitted gaming activities which the applicable Person or its Subsidiaries are permitted to conduct and as long as such change in Law does not disproportionately affect the applicable Person as compared to other gaming companies in the state and (C) any change or effect resulting from compliance with the terms of this Agreement or (ii) prevents or impairs in any material respect the ability of such Person to perform its obligations under this Agreement or prevents or materially delays the consummation by such Person of any of the transactions contemplated hereby.

“Measurement Date Straddle Period” means any Tax Period beginning before the Measurement Date and ending after the Measurement Date.

“MLK Indebtedness” means any unpaid amounts as of the Closing Date under the purchase money mortgage in the original principal amount of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000) by Boardwalk in favor of John Schultz (“Schultz”) in respect a portion of the MLK Land pursuant to the Agreement of Purchase and Sale dated as of March 2006, by and between Boardwalk and Schultz.

“MLK Street Widening Project” means a project to be undertaken by the CRDA and funded through the application of CRDA Funds that may provide, among other things, for the widening of that street located in Atlantic City, New Jersey identified as Dr. Martin Luther King, Jr. Boulevard, between Atlantic Avenue and Pacific Avenue, in a manner consistent with the prior widening of Dr. Martin Luther King, Jr. Boulevard between Absecon Boulevard/Route 30 and Atlantic Avenue, including the purchase of property, demolition of structures, design and construction of road improvements and such other activities as may required to complete such project.

“NJSEA” means the New Jersey Sports & Exposition Authority.

“Non-Income Tax” means any Tax other than an Income Tax.

“Non-Income Tax Return” means any Tax Return relating to a Non-Income Tax.

“Notes Payable” means (i) all indebtedness of ACE Lo for borrowed money (other than chip and token liability incurred in the ordinary course of the Casino Business), (ii) all obligations of ACE Lo for the deferred purchase price of property or services (other than trade payables and accrued expenses that are current liabilities), (iii) all obligations of ACE Lo evidenced by notes, bonds, debentures or other similar instruments (other than promissory notes required pursuant to this Agreement), (iv) all capital lease obligations of ACE Lo and (v) all guarantee obligations of ACE Lo in respect of obligations of the kind referred to in clauses (i) through (iv) above.

“Owned Intellectual Property” means all Intellectual Property owned by ACE Lo.

“Permitted Encumbrances” means (i) the Permitted Exceptions, (ii) matters disclosed by (A) the ALTA/ACSM Land Title Survey by Pennoni Associates Inc., dated September 14, 2000, GRBA # 1300.001.01, (B) the Property Survey Plan by Arthur W. Ponzio Co. & Associates, Inc., dated July 12, 2005, last revised May 9, 2006, Project #27869 (Block 48 Lots 11, 12, 13, 19 and Block 49 Lot 12), (C) the Property Survey Plan by Arthur W. Ponzio Co. & Associates, Inc., dated July 12, 2005, last revised May 9, 2006, Project #27869 (Block 48 Lots 14, 25 and Block 1 Lot 111), (D) ATLA/ACSM Property Survey by Arthur W. Ponzio Co. & Associates, Inc., dated April 19, 2006, last revised April 30, 2006, Project #28397, (E) the Property Survey Plan by Arthur W. Ponzio Co. & Associates, Inc., dated April 28, 2006, last revised May 9, 2006, Project #27869 (Block 47 Lots 13-18), (F) ATLA/ACSM Property Survey by Arthur W. Ponzio Co. & Associates, Inc., dated May 4, 2006, last revised May 17, 2006, Project #28416, and (G) ALTA Survey by Arthur W. Ponzio Co. & Associates, Inc., dated July 10, 2006 (unsigned by Ponzio), Project #28522, (iii) the mortgage securing the MLK Indebtedness, and (iv) matters created or caused by Buyer.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “group” (as defined in Rule 13d–5(b)(1) under the Exchange Act).

“Personal Property” means all office, hotel, casino, showroom, restaurant, bar, convention, meeting and other furniture, furnishings, appliances, equipment, equipment manuals, slot machines, gaming tables and gaming paraphernalia (including parts or inventories thereof), gaming chips and tokens (including, without limitation, (i) slot machine tokens not currently in circulation, and (ii) reserve chips, if any, not currently in circulation), passenger/delivery vehicles, computer hardware, point of sale equipment, telephone numbers, two-way security radios and base station, maintenance equipment, tools, signs and signage, office supplies, cleaning supplies in unopened cases or bulk containers or packages, linens (sheets, towels, blankets, napkins), uniforms, silverware, glassware, chinaware, pots, pans and utensils, and food, beverage and alcoholic beverage inventories owned by ACE Lo and located at the Casino Property or used in the Casino Business.

“Post-Closing Tax Period” means any Tax Period ending after the Closing Date, other than that portion of any Closing Date Straddle Period ending on the Closing Date.

“Post-Measurement Date Tax Period” means any Tax Period ending after the Measurement Date, other than that portion of any Measurement Date Straddle Period ending on the Measurement Date.

“Pre-Closing Tax Period” means any Tax Period ending on or before the Closing Date and that portion of any Closing Date Straddle Period ending on the Closing Date.

“Pre-Measurement Date Tax Period” means any Tax Period ending on or before the Measurement Date and that portion of any Measurement Date Straddle Period ending on the Measurement Date.

“Qualified Exchange Accommodation Agreements” means (A) the Qualified Exchange Accommodation Agreement dated as of May 17, 2006, by and among BEC, Boardwalk and AREH; (B) the Promissory Note dated as of May 17, 2006, from BEC payable to AREH in the aggregate principal amount of $61,850,000; (C) the Nominee Agreement dated as of May 17, 2006, by and between Boardwalk, BEC and AREH; and (D) the Lease dated as of May 17, 2006, by and between AREH and Boardwalk.

“Real Property Tax Contest” or “Real Property Tax Contests” means a claim or claims (including an appeal or appeals of any judgment, order, decision or determination of a judicial or administrative body) by ACE Lo relating to real property tax assessment(s) imposed by the City of Atlantic City with respect to the Casino Property for any Tax years (or portion thereof) beginning after 1995 and ending on the Measurement Date.

“Real Property Tax Event” means a Final Determination or the execution of a Real Property Tax Settlement Agreement with respect to any Real Property Tax Contest followed by the entry of a judgment issued pursuant to the Real Property Tax Settlement Agreement that has become final and non-appealable, including without limitation the expiration of the time to seek certification to the Supreme Court of New Jersey or, if such application is filed, the denial of such application.

“Real Property Tax Refund” means the sum, including interest, of (i) the aggregate amount (without discount) of (A) any cash payments and (B) the face value of any credits against real property Taxes due with respect to the Casino Property (and any other Properties to which the credits are applicable) for periods following the Measurement Date allowed in lieu of cash payment refunds of Taxes paid in periods prior to the Measurement Date to be received by ACE Lo, Buyer or any Affiliate of Buyer or any transferee therefrom or successor thereto pursuant to any Real Property Tax Event, to the extent such cash payments or credits are to be either received or available during the period beginning on the Measurement Date and ending on the fifth (5th) anniversary of the Closing, and (ii) the present value of any cash payments and credits against real property Taxes due with respect to the Casino Property (and any other Properties to which the credits are applicable) for periods following the Measurement Date allowed in lieu of cash payment refunds of Taxes paid in periods prior to the Measurement Date to be received by ACE Lo, Buyer or any Affiliate of Buyer or any transferee therefrom or successor thereto pursuant to any Real Property Tax Event, to the extent such cash payments or credits are to be either received or available in periods following the fifth (5th) anniversary of the Closing, discounted to present value based on the projected utilization of such credits at the then current real property Tax rate at a discount rate of eight percent (8%) per annum.

“Real Property Tax Settlement Agreement” means any written agreement with a municipal, state or administrative authority settling a Real Property Tax Contest.

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing of a Hazardous Substance into the environment, whether intentional or unintentional.

“Securities Act” means the Securities Act of 1933, as amended.

“Specified Intellectual Property” means Customer Data, the right to use the “Sands” name and the right to use the “Madison House” name.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (i) such Person or any other Subsidiary of such Person is a general partner or managing member or (ii) at least 50% of the securities or other Equity Interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such Person, corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax Period” means any period prescribed by any Governmental Entity for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Return” means any report, return (including any information return), claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing required to be supplied to any Governmental Entity with respect to Taxes, including attachments thereto and amendments thereof.

“Taxes” means any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Tax authority or other Governmental Entity, including, without limitation, income, gross receipts, profits, gaming, excise, real or personal property, environmental, sales, use, value-added, ad valorem, withholding, social security, retirement, employment, unemployment, workers’ compensation, occupation, service, license, net worth, capital stock, payroll, franchise, gains, stamp, transfer and recording taxes, and shall include any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502–6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor, by contract, or otherwise.

“Traymore Call Agreement” means the Call Agreement dated as of June 5, 2006, by and between AREH and ACE Lo.

“Traymore Call Right” means ACE Lo’s right to require AREH to sell to ACE Lo the Boardwalk Equity Interests pursuant to the Traymore Call Agreement.

“Traymore Call Termination Date” means 5:00 p.m. New York Time on June 5, 2007, which represents the date and time at which the “Call Right” under the Traymore Call Agreement shall expire if it remains unexercised at such time.

“Traymore Closing Costs” means all costs and expenses actually incurred by AREH and its Affiliates in connection with the acquisition, ownership and financing of the Traymore Site including, without limitation, legal fees, title insurance costs, recording fees, transfer or similar taxes, and survey and inspection costs.

“Traymore Operating Expenses” means all costs and expenses actually incurred by AREH and its affiliates in owning or operating the Traymore.

“Traymore Price” means an amount equal to the result of (i) the sum of (A) the price allocated pursuant to the Traymore Purchase Agreement to the Traymore Site of $61 million (subject to adjustment for pro rated rents, utilities and assessments), plus (B) the Traymore Closing Costs and plus (C) the Traymore Operating Costs, plus, in each case, interest thereon at the rate of 8% per annum from the date such costs are incurred, calculated on the basis of a 360 day year, through and including the Closing Date, minus (ii) any revenues received by Boardwalk or AREH with respect to the Traymore Site through and including the Closing Date (but excluding any amounts received pursuant to the Qualified Exchange Agent Agreements).

“Traymore Purchase Agreement” means the agreement dated November 28, 2005, by and among Martial Development Corp., a New Jersey Corporation, Boardwalk Regency Corporation, a New Jersey corporation and Boardwalk.

“Warehouse Property” means the real estate situated in the Township of Little Egg Harbor, New Jersey, more particularly described in the Warehouse Sale Agreement, together with the Improvements nor or hereafter located thereon.

“Warehouse Sale Agreement” means the Contract for the Sale/Purchase of Sale dated as of May 27, 2003, as amended, by and between ACE Lo and Brookside Point, L.L.C.

“WARN Act” means the Worker Adjustment and Restraining Notification Act of 1988, or any similar state or local statute or ordinance.

(b) The following are defined elsewhere in this Agreement, as indicated below:

Terms	Cross Reference in Agreement
2006 NJSEA Payment	Section 2.1(b)(ii)
2006 NJSEA Refund	Section 9.26
ACE Closing Payment	Section 2.5(c)
ACE Closing Payment Escrow	Section 2.5(b)
ACE Closing Payment Escrow Agreement	Section 2.5(b)
ACE Closing Price Adjustment	Section 2.1(b)(i)
ACE Determination Date	Section 2.7(c)
ACE Disclosure Letter	ARTICLE IV
ACE Hi	Preamble

Terms	Cross Reference in Agreement
ACE Hi NJSEA Payment	Section 2.1(b)(ii)
ACE Hi Acquisition Agreement	Section 9.4(b)
ACE Hi Common Stock	Section 4.5
ACE Hi NJSEA Ratio	Section 2.1(b)(ii)
ACE Leased Property	Section 5.14(a)
ACE Lo	Preamble
ACE Lo Equity Interests	Recitals
ACE Lo Material Contracts	Section 5.3(a)
ACE Lo Purchase	Recitals
ACE Lo Pro Forma Title Policies	Section 5.14(b)
ACE Lo Promissory Note	Section 9.1(d)
ACE Owned Property	Section 5.14(a)
ACE Permits	Section 5.15(b)
ACE Purchase Price Adjustment	Section 2.7(d)
ACE Real Property	Section 7.10(a)
ACE Selling Parties	Preamble
Additional Land	Recitals
Additional Land Purchases	Recitals
Additional Properties	Recitals
Adjacent Land	Recitals
Adjacent Leased Property	Section 7.10(a)
Adjacent Owned Property	Section 7.10(a)
Adjacent Property Mansion Taxes	Section 2.2(b)(i)
Adjacent Properties	Section 7.10(a)
Adjacent Real Property	Section 7.10(a)
Agreed Severance Amount	Section 2.1(b)(v)
Agreed Stay-Put Bonuses	Section 9.28(c)
Agreement	Preamble
Alternative Proposal Period	Section 9.4(a)
Antitrust Division	Section 9.7(b)
AREH	Preamble
AREH Closing Payment	Section 2.6(c)
AREH Closing Payment Escrow	Section 2.6(b)
AREH Closing Payment Escrow Agreement	Section 2.6(b)
AREH Determination Date	Section 2.8(b)
AREH Disclosure Letter	ARTICLE VI
AREH Purchase Price	Section 2.2(a)
AREH Purchase Price Adjustment	Section 2.8(c)
AREH Selling Parties	Preamble
AREH Subs	Preamble
AREH Subs Contracts	Section 7.2
AREH Subs Equity Interests	Recitals
AREH Subs Purchase	Recitals
AREH Subs Prorations	Section 2.2(b)(ii)

Terms	Cross Reference in Agreement
AREH Subs Takeover Proposal	Section 9.4(f)(iv)
AREH Subs Pro Forma Title Policies	Section 7.10(b)
AREP Sands	Section 9.4(d)(i)
Asserted Liability	Section 12.4(a)
Audit Procedures	Section 2.7(c)
Auditor	Section 2.7(c)
Base AREH Purchase Price	Section 2.2(a)(i)
Boardwalk	Preamble
Buyer	Preamble
Buyer Disclosure Letter	ARTICLE VIII
Casino Business	Recitals
Casino Employees	Section 9.1(a)
Casino Land	Recitals
Casino Mansion Taxes	Section 2.1(b)(vi)
Casino Property	Section 5.14(a)
Casino Shutdown	Section 9.1(b)
Casino Shutdown Plan	Section 9.1(b)
Certain Employee Liabilities	Section 2.1(b)(vii)
City-Wide Progressives Refund	Section 9.24
Claims Notice	Section 12.4(a)
Closing	Section 1.2
Closing ACE Purchase Price	Section 2.1(a)(i)
Closing Date	Section 1.2
COBRA	Section 5.5(e)
commercially reasonable efforts	Section 9.7(f)
Companies	Preamble
Competing AREH Offer	Section 9.4(e)(ii)
Condemnation Amount	Section 9.12(b)
Confidentiality Agreement	Section 9.6(a)
Consent	Section 4.2(c)
Counsel	Section 9.16(a)
Covered Casino Employee	Section 9.28(e)
CRDA Price	Section 2.1(b)(ix)
Demand Notice	Section 9.13
Deposit	Section 2.3(a)
Deposit Escrow Agreement	Section 2.3(a)
Direct Claim	Section 12.4(c)
Discharged ACE Indemnified Liabilities	Section 2.1(b)(xi)
EBITDA Bonuses	Section 2.1(b)(xii)
Electing Party	Section 9.20(a)
Employee Benefit Plans	Section 5.5(a)
Employment Laws	Section 5.6(a)
ERISA	Section 5.5(a)
ERISA Affiliate	Section 5.5(a)

Terms	Cross Reference in Agreement
Escrow Gaming Amounts	Section 2.1(b)(xviii)
Estimated ACE Closing Price Adjustment	Section 2.1(b)(xiii)
Estimated Adjacent Property Mansion Taxes	Section 2.2(b)(iv)
Estimated AREH Subs Prorations	Section 2.2(b)(iii)
Estimated Casino Mansion Taxes	Section 2.1(b)(xv)
Estimated Certain Employee Liabilities	Section 2.1(b)(xvi)
Estimated Multiemployer Plan Liabilities	Section 2.1(b)(xvii)
Experts	Section 9.16(a)
Final ACE Closing Schedule	Section 2.7(b)
Final AREH Closing Schedule	Section 2.8(a)
Final MEPA Determination	Section 9.22
FTC	Section 9.7(b)
Gaming Liabilities	Section 2.1(b)(xviii)
GB Indemnification Escrow Agreement	Section 2.4
GB Indemnification Escrow Amount	Section 2.4
GB Date	Section 2.4
GB Judgment	Section 2.4(d)(ii)
Governmental Entity	Section 4.2(c)
HSR Act	Section 4.2(c)
Indemnification Floor	Section 12.7(a)
Indemnified Party	Section 12.2(a)
Indemnifying Party	Section 12.2(b)
Initial ACE Purchase Price	Section 2.1(a)(i)
Inspection	Section 9.6
Intellectual Property Agreements	Section 5.7(a)
Interests	Recitals
Losses	Section 12.2(a)
Measurement Date	Section 2.1(b)(xix)
Measurement Period	Section 2.1(b)(xx)
MEPA Adjustment Amount	Section 9.22
MLK I	Preamble
MLK II	Preamble
MLK III	Preamble
MLK Entities	Preamble
MLK Land	Recitals
MLK Letter	Recitals
MLK Price	Section 2.2(b)(v)
MLK Properties	Recitals
Multiemployer Plan	Section 5.5(a)
Multiemployer Plan Liabilities	Section 2.1(b)(xxi)
NJSEA	Section 9.26
Non-Electing Party	Section 9.20(a)
Non-Refundable Date	Section 11.2(b)
Notice	Section 12.4

Terms	Cross Reference in Agreement
Old Post Office Land	Section 9.14
Old Post Office Site	Section 9.14
Outside Date	Section 10.1(a)
Outstanding Chip & Ticket-In/Ticket-Out Liabilities	Section 2.1(b)(xviii)
Payment Request	Section 12.4(c)
PBGC	Section 5.5(g)
Per Diem Taxes	Section 12.3(e)(i)
Permitted Exceptions	Section 9.17(a)
Plans	Section 5.5(a)
Preliminary ACE Closing Schedule	Section 2.5(a)
Preliminary AREH Closing Schedule	Section 2.6(a)
Pro Forma Title Policies	Section 7.10(b)
Progressive Gaming Liabilities	Section 2.1(b)(xviii)
Properties	Recitals
Purchase	Recitals
Purchase Price	Section 2.2(a)
Purchase Price Allocation	Section 9.19(a)
Registrations	Section 5.7(a)
Required Gaming Liabilities	Section 2.1(b)(xviii)
Requisite Stockholder Approval	Section 4.5
Representatives	Section 9.6(a)
Restaurant Costs	Section 2.2(b)(vi)
Restaurant Land	Recitals
Restaurant Purchase	Recitals
Restaurant Purchase Price	Section 2.2(b)(vi)
Restaurant Site	Recitals
Restraint	Section 10.1(a)
Section 1031 Exchange	Section 9.20(a)
Sellers	Preamble
Selling Parties	Preamble
Stay-Put Casino Employees	Section 9.28(c)
Stockholder Consent	Section 9.5
Subsidy Notice	Section 9.26
Subsidy Payment	Section 9.26
Superior Proposal	Section 9.4(d)(ii)
Takeover Proposal	Section 9.4(d)(i)
Tax Claim	Section 12.3(f)(i)
Termination Fee	Section 9.11(b)
Traymore Land	Recitals
Traymore Site	Recitals
WARN Act Notice	Section 9.1(a)
WARN Act Notice Date	Section 9.1(a)

Section 13.2 Governing Law; Consent to Jurisdiction.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to choice of Law principles thereof).

(b) Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any court of the State of Delaware or the federal court of the United States of America sitting in the State of Delaware), and each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in any such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable Law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by any such court. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of the above-named courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.3 hereof shall be deemed effective service of process on such party.

Section 13.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Buyer, to

Pinnacle Entertainment, Inc.

3800 Howard Hughes Parkway

Suite 1800

Las Vegas, Nevada 89109

Telecopy No.: (702) 784-7778

Attention: John A. Godfrey, Esq.

with a copy to:

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, California 90067

Telecopy No: (310) 203-7199

Attention: C. Kevin McGeehan

                 Ashok Mukhey

(b)	if to the ACE Selling Parties before the Closing, to

Atlantic Coast Entertainment Holdings, Inc.

Indiana Avenue and Brighton Park

Atlantic City, NJ 08401

Telecopy No: (609) 441-4937

Attention: Richard P. Brown

                 Nancy Axilrod, Esq.

with a copy to:

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, NY 10022-2585

Telecopy No: (212) 940-8776

Attention: Joel A. Yunis, Esq.

                 Evan L. Greebel, Esq.

if to the ACE Selling Parties after the Closing, to

Atlantic Coast Entertainment Holdings, Inc.

c/o American Real Estate Holdings Limited Partnership

White Plains Plaza

445 Hamilton Avenue

Suite 1210

White Plains, NY 10601

Telecopy No: (914) 614-7001

Attention: Felicia Buebel, Esq.

with a copy to:

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, NY 10022-2585

Telecopy No: (212) 940-8776

Attention: Joel A. Yunis, Esq.

                 Evan L. Greebel, Esq.

(c)	if to the AREH Selling Parties, to

American Real Estate Holdings Limited Partnership

White Plains Plaza

445 Hamilton Avenue

Suite 1210

White Plains, NY 10601

Telecopy No: (914) 614-7001

Attention: Felicia Buebel, Esq.

Section 13.4 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section or Exhibit or Schedule of this Agreement unless otherwise indicated. All Exhibits and Schedules of this Agreement, including without limitation, the ACE Disclosure Letter, the AREH Disclosure Letter and the Buyer Disclosure Letter are incorporated herein by reference. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. Each of Buyer and the Selling Parties will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires).

Section 13.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 13.6 Entire Agreement. This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (provided that the Confidentiality Agreement shall remain in full force and effect after the Closing or upon termination of this Agreement). Each party hereto agrees that, except for the representations and warranties contained in this Agreement and the respective Disclosure Letters, none of Buyer nor any of the Selling Parties makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its respective Representatives or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective Representatives of any documentation or other information with respect to any one or more of the foregoing.

Section 13.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 13.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of law (including without limitation, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties, except that (a) Buyer may, without the prior written consent of any other party hereto, transfer or assign its right to purchase any of the Interests to one or more of its direct or indirect Subsidiaries, written notice of which shall be given to the Selling Parties at the time of such transfer or assignment, provided that no such transfer or assignment shall relieve Buyer of any of its agreements or obligations hereunder and (b) either Buyer or Sellers may assign their rights under this Agreement pursuant to Section 9.20 hereof. Any assignment in violation of this Section 13.8 shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns.

Section 13.9 Parties in Interest; No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, AREH and its Affiliates (other than GB Holdings and the GB Parties) shall be entitled to the benefits of, and the right to enforce, this Agreement with respect to the post-Closing obligations of the parties hereunder.

Section 13.10 Counterparts. This Agreement may be executed by facsimile and/or in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 13.11 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event of any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 13.12 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of Buyer and Sellers.

Section 13.13 Extension; Waiver. At any time prior to the Closing, Buyer and any of the Selling Parties by action taken or authorized by their respective boards of directors or other duly authorized action may, to the extent legally allowed (i) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made by any of the other parties hereto contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions required to be performed by any of the other parties hereto contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 13.14 Termination of Traymore Call Agreement. The parties hereto hereby acknowledge and agree that the Traymore Call Agreement shall automatically terminate on and as of the closing of the sale of both of (but not only one of) the following: (x) the ACE Lo Equity Interests to Buyer pursuant to the ACE Lo Purchase and (y) the AREH Subs Equity Interests to Buyer pursuant to the AREH Subs Purchase.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

“BUYER”

PINNACLE ENTERTAINMENT, INC.

By:	/s/ Daniel R. Lee
Name:	Daniel R. Lee
Its:	Chief Executive Officer

“ACE HI”

ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Richard P. Brown
Name:	Richard P. Brown
Its:	President/CEO

“ACE LO”

ACE GAMING, LLC
By:	Atlantic Coast Entertainment Holdings, Inc., sole member

By:	/s/ Richard P. Brown
Name:	Richard P. Brown
Its:	President/CEO

[SIGNATURE PAGE TO ACQUISITION AGREEMENT]

S-1

“AREH”

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:	American Property Investors, Inc., general partner

By:	/s/ Hillel Moerman
Name:	Hillel Moerman
Its:	CFO

“BOARDWALK”

AREP BOARDWALK PROPERTIES LLC

By:	/s/ Denise Barton
Name:	Denise Barton
Its:	Manager

“MLK ENTITIES”

AREH MLK LLC
By:	American Real Estate Holdings Limited Partnership, sole member
	By:	American Property Investors, Inc., general partner

By:	/s/ Hillel Moerman
Name:	Hillel Moerman
Its:	CFO

[SIGNATURE PAGE TO ACQUISITION AGREEMENT]

S-2

PSW PROPERTIES LLC
MITRE ASSOCIATES LLC
By:	Draper Associates LLC, sole member
	By:	American Real Estate Holdings Limited Partnership, sole member
		By:	American Property Investors, Inc., general partner

By:	/s/ Hillel Moerman
Name:	Hillel Moerman
Its:	CFO

[SIGNATURE PAGE TO ACQUISITION AGREEMENT]

S-3